Exhibit 99.1

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Stock Code : A Share : 600115 H Share : 00670 ADR : CEA A joint stock limited company incorporated in the People’s Republic of China with limited liability

Contents

2 Definitions 98 Report of the Supervisory Committee 5 Company Introduction 100 Social Responsibilities 6 Company Profile 105 Financial Statements prepared in 8 Financial Highlights (Prepared in accordance with International accordance with International Financial Reporting Standards Financial Reporting Standards) • Independent Auditor’s Report 9 Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) • Consolidated Statement of Profit or Loss and Other Comprehensive Income 10 Summary of Major Operating Data 13 Fleet Structure 16 Milestones 2018 20 Chairman’s Statement 30 Review of Operations and Management’s Discussion and Analysis 53 Report of the Directors 79 Corporate Governance • Consolidated Statement of Financial Position • Consolidated Statement of Changes in Equity • Consolidated Statement of Cash Flows • Notes to the Financial Statements 232 Supplementary Financial Information

Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: AFK means Air France-KLM, a connected person of the Company under the Shanghai Listing Rules Articles means the articles of association of the Company Available freight tonne-kilometres (AFTK) means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route Available seat-kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route Available tonne-kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every route Board means the board of directors of the Company Business Airlines means (Eastern Business Airlines Service Co., Ltd.*), a wholly-owned subsidiary of the Company CAAC means the Civil Aviation Administration of China. Please refer to its official website http://www.caac.gov.cn/ for more details about the CAAC CEA Holding means (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company CES Finance means (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company CES Global means (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company CES Leasing means (CES International Financial Leasing Corporation Limited), a controlled subsidiary of CEA Holding and a connected person of the Company CES Leasing Group means CES Leasing and/or its wholly-owned subsidiaries China Cargo Airlines means (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company China Eastern Airlines, CEA, or the Company means (China Eastern Airlines Corporation Limited) China United Airlines means (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company Code means the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules Code-share means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products CSRC means the China Securities Regulatory Commission. Please refer to its official website http://www.csrc.gov.cn/ for more details about the CSRC Ctrip means (Ctrip Computer Technology (Shanghai) Co., Limited), the controlling shareholder of (Shanghai Licheng Information Technology Consulting Co., Ltd.), a Shareholder Delta means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Directors means the directors of the Company 2 China Eastern Airlines Corporation Limited | 2018 Annual Report

Definitions

| | |
|---|---|
| Eastern Air Jiangsu | means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company |
| Eastern Air Wuhan | means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company |
| Eastern Air Yunnan | means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company |
| Eastern Airlines Industry Investment | means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company |
| Eastern Logistics | means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company |
| Eastern Technology | means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company |
| End of Reporting Period | means 31 December 2018 |
| Freight load factor | means the ratio of freight traffic volume to AFTK |
| Freight tonne-kilometres yield | means the ratio of the sum of freight transportation and related revenue to freight traffic volume |
| Frequent flyer program | means the strategic initiative which offers reward miles to passengers who frequently fly the airlines by accumulating flight kilometres or points thereby enhancing customers' satisfaction level and loyalty for long-term benefits |
| Group | means the Company and its subsidiaries |
| HKSCC | means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of The Stock Exchange of Hong Kong Limited, where the shares of H shares investors are deposited in HKSCC |
| Hong Kong Listing Rules | means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange |
| Hong Kong Stock Exchange | means The Stock Exchange of Hong Kong Limited |
| IATA | means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to its official website http://www.iata.org/for more details |
| IFRSs | means the International Financial Reporting Standards |
| Japan Airlines | means Japan Airlines Co., Ltd (IATA Code: JL). Please refer to its official website http://www.jal.com/ for more details about Japan Airlines |
| Juneyao Airlines | means Juneyao Airlines Co., Ltd (上海吉祥航空股份有限公司). |
| Juneyao Group | means Shanghai Juneyao (Group) Co., Ltd. (上海均瑤(集團)有限公司), the controlling shareholder of Juneyao Airlines |
| Model Code | means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules |
| NDRC | means the National Development and Reform Commission. Please refer to its official website www.ndrc.gov.cn/ |
| NYSE | means the New York Stock Exchange |

3

Definitions OD means Original and Destination, i.e. the whole route OTA means Online Travel Agency Overall load factor means the ratio of total traffic volume to ATK Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume Passenger load factor means the ratio of passenger traffic volume to ASK PRC means the People’s Republic of China Qantas means Qantas Airways Ltd (IATA Code: QF). Reporting Period means 1 January 2018 to 31 December 2018 Research Center China Eastern Airlines Technology Application Research Center Co., Limited, a wholly-owned subsidiary of the Company Revenue freight tonne-kilometres (RFTK) means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route Revenue passenger-kilometres (RPK) means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route Revenue tonne-kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne-kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume SASAC means the State-owned Assets Supervision and Administration Commission of the State Council. Please refer to its official website http://www.sasac.gov.cn/ for more details about the SASAC SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) Shanghai Airlines means (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Airlines Tours means (Shanghai Airlines Tours, International (Group) Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Flight Training means (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company Shanghai Listing Rules means the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange SkyTeam Airline Alliance means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to its official website http://www.skyteam.com/ for more details about the SkyTeam Alliance Supervisors means the supervisors of the Company Supervisory Committee means the supervisory committee of the Company TMC means travel management companies TravelSky means (TravelSky Technology Limited), the Company’s connected person pursuant to the Shanghai Listing Rules USA means the United States of America Weight of freight carried means the actual weight of freight carried 4 China Eastern Airlines Corporation Limited | 2018 Annual Report

Company Introduction As a member of SkyTeam Airline Alliance, the Group has extended its flight network from Shanghai to 1,150 destinations in 175 countries via close cooperation with SkyTeam Airline Alliance member airlines. Our Eastern Miles frequent flyer program now has 39.63 million members. Headquartered in Shanghai, the Company is one of China’s three major state-owned airlines. It originated from the first squadron established by former Civil Aviation Administration of Shanghai in January, 1957. The Company was the first Chinese airline to be listed on the New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2018, the Group operated a modernized fleet comprised of 692 passenger aircraft, including 12 business aircraft held under trust, with an average fleet age of 5.7 years for the major models, being one of the youngest and the most advanced fleet among the global large-size international airlines. As a member of SkyTeam Airline Alliance, the Group has extended its flight network to 175 countries around the world and 1,150 destinations. Passenger capacity exceeded 120 million in 2018. Members of “Eastern Miles” can enjoy members’ benefits and use any one of the 750 VIP airport lounges of all of the 19 SkyTeam Airline Alliance member airlines across the world. The Group has been striving to build a world-class excellent modern integrated aviation services provider that is “Cherished by Staff, Preferred by Customers, Satisfied by Shareholders and Trusted by Society”. As at the end of 2018, the Company was awarded the “China Securities Golden Bauhinia Award” for seven consecutive years, recognized as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP) for seven consecutive years, the world’s largest brand communication group, and awarded as one of the “World’s 500 Most Valuable Brands” by the famous brand appraisal organization Brand Finance for three consecutive years. In 2018, the Company was granted awards such as “The Most Favoured Domestic Business First-class” by Chinese high net worth individuals, “Best China Airline”, “Best Employer Award in Aviation Industry” and “Top Ten Social Responsibility Central Enterprises Model” by various authoritative institutions. With the concept of “World-Class Hospitality with Eastern Charm”, the Group will create splendid travel experiences for global customers with “Accurate, Exquisite and Refined” service quality.5

# Company Profile

## Company Information

| | |
|---|---|
| Chinese name of the Company | 中國東方航空股份有限公司 |
| Abbreviated Chinese name of the Company | 東方航空 |
| English name of the Company | China Eastern Airlines Corporation Limited |
| Abbreviated English name of the Company | CEA |
| Legal representative of the Company | Liu Shaoyong |

## Basic Profile

| | |
|---|---|
| Registered address of the Company | 66 Airport Street, Pudong New District, Pudong International Airport, Shanghai |
| Postal code of the Company's registered address | 201202 |
| Place of business of the Company | 36 Hongxiang 3rd Road, Minhang District, Shanghai |
| Postal code of the Company's place of business | 201100 |
| The Company's website | www.ceair.com |
| Mobile application (APP) | 東方航空 |
| Mobile website | m.ceair.com |
| Email address | ir@ceair.com |
| Service hotline | +86 95530 |
| Sina Weibo | http://weibo.com/ceair |
| Weixin public subscription ID | 東方航空訂閱號 |
| Weixin ID | donghang_gw |
| Weixin QR code | |

## Shares of the Company

| | | |
|---|---|---|
| A shares Place of listing: The Shanghai Stock Exchange | Abbreviation: CEA | Code: 600115 |
| H shares Place of listing: The Hong Kong Stock Exchange | Abbreviation: China East Air | Code: 00670 |
| ADR Place of listing: NYSE | Abbreviation: China Eastern | Code: CEA |

## Other Relevant Information

| | | |
|---|---|---|
| **Domestic auditor engaged by the Company** | **Name** | Ernst & Young Hua Ming LLP |
| | **Office address** | Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China |
| | **Signing accountants** | David Meng, Ji Yuting |
| **International auditor engaged by the Company** | **Name** | Ernst & Young |
| | **Office address** | 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong |

6 China Eastern Airlines Corporation Limited | 2018 Annual Report

Company Profile As at 29 March 2019 DIRECTORS Liu Shaoyong (Chairman) Lin Wanli (Independent Non-executive Director) Li Ruoshan (Independent Non-executive Director) Ma Weihua (Independent Non-executive Director) Shao Ruiqing (Independent Non-executive Director) Cai Hongping (Independent Non-executive Director) Yuan Jun (Employee Representative Director) SUPERVISORS Xi Sheng (Chairman of the Supervisory Committee) (Former name: Xi Xingwang) Gao Feng (Employee Representative Supervisor) Li Jinde (Supervisor) SENIOR MANAGEMENT Li Yangmin (President) Tang Bing (Deputy Secretary of Party Committee) Tian Liuwen (Vice President) Wu Yongliang (Vice President, Chief Financial Officer) Feng Liang (Vice President) Feng Dehua (Vice President) Jiang Jiang (Vice President) Wang Jian (Board Secretary, Company Secretary) COMPANY SECRETARY Wang Jian AUTHORIZED REPRESENTATIVE Liu Shaoyong Wang Jian LEGAL ADVISERS Hong Kong: Baker & McKenzie China: Beijing Commerce & Finance Law Office USA: Baker & McKenzie PRINCIPAL BANKS Industrial and Commercial Bank of China, Shanghai Branch China Construction Bank, Shanghai Branch The Bank of China, Shanghai Branch Agricultural Bank of China, Shanghai Branch SHARE REGISTRAR Hong Kong Registrars Limited Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong The Bank of New York Mellon 240 Greenwich Street New York, NY 10286 USA China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, 166 East Lu Jiazui Road, Pudong New District, Shanghai PRINCIPAL PLACE OF BUSINESS IN HONG KONG Unit D,19/F, United Centre, 95 Queensway, Hong Kong 7

# Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

*Expressed in RMB Million*

| | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|
| **Year ended 31 December** | | | | | |
| Revenues | 90,185 | 93,969 | 98,904 | 102,475 | **115,278** |
| Other operating income and gains | 3,685 | 5,269 | 5,469 | 7,481 | **6,592** |
| Gain/(loss) on fair value changes of derivative financial instruments | 11 | 6 | 2 | (311) | **311** |
| Operating expenses | (87,823) | (86,619) | (91,889) | (100,214) | **(112,872)** |
| Operating profit | 6,058 | 12,625 | 12,486 | 9,431 | **9,309** |
| Financial income/(costs), net | (2,072) | (7,110) | (6,176) | (1,072) | **(5,657)** |
| Profit before income tax | 4,113 | 5,667 | 6,497 | 8,610 | **3,856** |
| Profit for the year attributable to the equity holders of the Company | 3,410 | 4,537 | 4,498 | 6,342 | **2,698** |
| Earnings per share attributable to the equity holders of the Company (RMB)[1] | 0.27 | 0.35 | 0.33 | 0.44 | **0.19** |
| **At 31 December** | | | | | |
| Cash and cash equivalents | 1,355 | 9,080 | 1,695 | 4,605 | **646** |
| Net current liabilities | (42,887) | (51,309) | (52,194) | (62,035) | **(57,132)** |
| Non-current assets | 147,586 | 174,914 | 196,436 | 211,434 | **223,085** |
| Non-current borrowings, including current portion | (41,210) | (43,675) | (29,749) | (28,842) | **(32,506)** |
| Obligations under finance leases, Including current portion | (38,695) | (52,399) | (61,041) | (66,868) | **(77,427)** |
| Equity attributable to the equity holders of the Company | 29,974 | 37,411 | 49,450 | 55,360 | **58,008** |

(1) The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary share in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary share in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary share in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue.

### Revenues

(RMB millions)



90,185
93,969
98,904
102,475
115,278
2014
2015
2016
2017
2018

### Operating Profit

(RMB millions)



6,058
12,625
12,486
9,431
9,309
2014
2015
2016
2017
2018

8 China Eastern Airlines Corporation Limited | 2018 Annual Report

Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) Profit for the year ended 31 December 2018 RMB Million Net profit 2,941 Income from main operations, net 11,372 Income from other operations, net 1,151 Income from investments 238 Non-operating income, net 909 Major Accounting Data & Financial Indicators (RMB Million) 2017 2018 1. Operation Revenue 101,721 114,930 2. Net profit attributable to the equity holders of the Company 6,352 2,709 3. Total Assets 227,464 236,765 4. Shareholders’ equity 56,518 59,352 5. Earnings per share (RMB) 0.44 0.19 6. Net assets per share (RMB) 3.47 3.76 Note: 1. Calculation of major financial indicators: Earnings per share = profit attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding Net assets per share = shareholders’ equity at the end of the year ÷ weighted average number of ordinary shares outstanding 9

# Summary of Major Operating Data

| | As at 31 December | | |
|---|---|---|---|
| | 2018 | 2017 | Change |
| **Passenger transportation data** | | | |
| **ASK (available seat – kilometres)** ***(millions)*** | 244,841.00 | 225,996.28 | 8.34% |
| – Domestic routes | 154,059.34 | 141,067.10 | 9.21% |
| – International routes | 84,408.13 | 78,980.87 | 6.87% |
| – Regional routes | 6,373.52 | 5,948.32 | 7.15% |
| **RPK (revenue passenger – kilometres)** ***(millions)*** | 201,485.95 | 183,181.98 | 9.99% |
| – Domestic routes | 128,906.39 | 117,033.08 | 10.15% |
| – International routes | 67,290.26 | 61,390.58 | 9.61% |
| – Regional routes | 5,289.30 | 4,758.33 | 11.16% |
| **Number of passengers carried** ***(thousands)*** | 121,199.70 | 110,811.40 | 9.37% |
| – Domestic routes | 101,226.48 | 92,621.36 | 9.29% |
| – International routes | 16,104.28 | 14,676.05 | 9.73% |
| – Regional routes | 3,868.94 | 3,5143.99 | 10.10% |
| **Passenger load factor** ***(%)*** | 82.29 | 81.06 | 1.23pts |
| – Domestic routes | 83.67 | 82.96 | 0.71pts |
| – International routes | 79.72 | 77.73 | 1.99pts |
| – Regional routes | 82.99 | 79.99 | 3.00pts |
| **Passenger – kilometres yield** ***(RMB)*** | 0.540 | 0.521 | 3.65% |
| **(including fuel surcharge)**[Note 1] | 0.561 | 0.539 | 4.08% |
| – Domestic routes | 0.486 | 0.470 | 3.40% |
| – International routes | 0.730 | 0.724 | 0.83% |
| – Regional routes | | | |
| **Passenger – kilometres yield** ***(RMB)*** | | | |
| **(excluding fuel surcharge)**[Note 1] | 0.500 | 0.486 | 2.88% |
| – Domestic routes | 0.554 | 0.539 | 2.78% |
| – International routes | 0.384 | 0.370 | 3.78% |
| – Regional routes | 0.670 | 0.655 | 2.29% |

10 China Eastern Airlines Corporation Limited | 2018 Annual Report

Summary of Major Operating Data

| | As at 31 December | | | |
|---|---|---|---|---|
| | 2018 | 2017 (comparable basis)[Note 2] | Change | 2017 (non-comparable basis)[Note 2] |
| **Freight transportation data** | | | | |
| **AFTK (available freight tonne – kilometres)** | | | | |
| ***(millions)*** | 7,900.78 | 6,796.98 | 16.24% | 7,057.28 |
| – Domestic routes | 2,740.72 | 2,275.26 | 20.46% | 2,277.61 |
| – International routes | 4,968.72 | 4,344.94 | 14.36% | 4,592.09 |
| – Regional routes | 191.34 | 176.78 | 8.24% | 187.57 |
| **RFTK (revenue freight tonne – kilometres)** | | | | |
| ***(millions)*** | 2,588.34 | 2,458.22 | 5.29% | 2,663.01 |
| – Domestic routes | 886.08 | 894.09 | -0.90% | 895.56 |
| – International routes | 1,667.08 | 1,527.14 | 9.6% | 1,722.73 |
| – Regional routes | 35.19 | 36.98 | -4.84% | 44.73 |
| **Weight of freight carried *(million kg)*** | 915.12 | 894.26 | 2.33% | 933.33 |
| – Domestic routes | 644.89 | 645.88 | -0.15% | 647.86 |
| – International routes | 240.00 | 217.02 | 10.59% | 247.91 |
| – Regional routes | 30.23 | 31.36 | -3.60% | 37.56 |
| **Freight load factor (%)** | 32.76 | 36.17 | -3.41pts | 37.73 |
| – Domestic routes | 32.33 | 39.30 | -6.97pts | 39.32 |
| – International routes | 33.55 | 35.15 | -1.60pts | 37.52 |
| – Regional routes | 18.39 | 20.92 | -2.53pts | 23.85 |
| **Freight tonne-kilometres yield *(RMB)*** | | | | |
| **(including fuel surcharge)**[Note 1] | 1.401 | | | 1.363 |
| – Domestic routes | 1.116 | | | 1.100 |
| – International routes | 1.465 | | | 1.444 |
| – Regional routes | 5.570 | | | 3.555 |
| **Freight tonne-kilometres yield *(RMB)*** | | | | |
| **(excluding fuel surcharge)**[Note 1] | 1.385 | N/A | N/A | 1.295 |
| – Domestic routes | 1.094 | | | 1.012 |
| – International routes | 1.455 | | | 1.388 |
| – Regional routes | 5.456 | | | 3.376 |

11

## Summary of Major Operating Data

| | 2018 | As at 31 December 2017 (comparable basis)[Note 2] | Change | 2017 (non-comparable basis)[Note 2] |
|---|---|---|---|---|
| **Consolidated data** | | | | |
| **ATK (available tonne – kilometres)** ***(millions)*** | **29,936.47** | 27,136.64 | 10.32% | 27,396.94 |
| — Domestic routes | **16,606.06** | 14,971.29 | 10.92% | 14,973.65 |
| — International routes | **12,565.46** | 11,453.22 | 9.71% | 11,700.37 |
| — Regional routes | **764.96** | 712.13 | 7.42% | 722.92 |
| **RTK (revenue tonne – kilometres)** ***(millions)*** | **20,358.36** | 18,651.30 | 9.15% | 18,856.10 |
| — Domestic routes | **12,267.28** | 11,250.39 | 9.04% | 11,251.85 |
| — International routes | **7,590.43** | 6,944.00 | 9.31% | 7,139.59 |
| — Regional routes | **500.65** | 456.91 | 9.57% | 464.66 |
| **Overall load factor** ***(%)*** | **68.01** | 68.73 | -0.72pts | 68.83 |
| — Domestic routes | **73.87** | 75.15 | -1.28pts | 75.14 |
| — International routes | **60.41** | 60.63 | -0.22pts | 61.02 |
| — Regional routes | **65.45** | 64.16 | 1.29pts | 64.28 |
| **Revenue tonne-kilometres yield** ***(RMB)*** **(including fuel surcharge)**[Note 1] | **5.525** | | | 5.254 |
| — Domestic routes | **5.971** | | | 5.698 |
| — International routes | **4.632** | | | 4.392 |
| — Regional routes | **8.105** | | | 7.756 |
| **Revenue tonne-kilometres yield** ***(RMB)*** **(excluding fuel surcharge)**[Note 1] | **5.124** | N/A | N/A | 4.900 |
| — Domestic routes | **5.895** | | | 5.691 |
| — International routes | **3.722** | | | 3.514 |
| — Regional routes | **7.460** | | | 7.037 |

Notes:

1. In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

2. Under comparable basis, the operating data in 2017 did not include the whole cargo freight data of the Group in January 2017; and

   Under non-comparable basis, the operating data in 2017 comprised of the whole cargo freight data of the Group in January 2017.

12 China Eastern Airlines Corporation Limited | 2018 Annual Report

# Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In 2018, the Group introduced a total of 67 aircraft of major models and a total of 14 aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, and the retirement of B767 aircraft, the Group's fleet age has been made younger.

As at 31 December 2018, the Group operated a fleet of 692 aircraft, which included 680 passenger aircraft and 12 business aircraft held under trust.

**Fleet structure as at 31 December 2018**

*(Units)*

| No. | Model | Self-owned | Under finance lease | Under operating lease | Sub-total | Average fleet age (Years) |
|---|---|---|---|---|---|---|
| 1 | B777-300ER | 9 | 11 | 0 | 20 | 2.9 |
| 2 | B787-9 | 0 | 4 | 0 | 4 | 0.2 |
| 3 | A350-900 | 0 | 2 | 0 | 2 | 0.1 |
| 4 | A330 series | 17 | 34 | 6 | 57 | 5.2 |
| ***Total number of wide-body aircraft*** | | **26** | **51** | **6** | **83** | **4.3** |
| 5 | A320 series | 126 | 113 | 68 | 307 | 6.7 |
| 6 | B737 series | 78 | 96 | 116 | 290 | 5.1 |
| ***Total number of narrow-body aircraft*** | | **204** | **209** | **184** | **597** | **5.9** |
| **Total number of passenger aircraft** | | **230** | **260** | **190** | **680** | **5.7** |
| **Total number of business aircraft held under trust** | | | | | **12** | |
| **Total number of aircraft** | | | | | **692** | |

Note: A330 series aircraft includes A330-200 aircraft and A330-300 aircraft;

A320 series aircraft includes A319 aircraft, A320 aircraft, A320NEO aircraft and A321 aircraft; and

B737 series aircraft includes B737-700 aircraft, B737-800 aircraft and B737 MAX 8 aircraft.

13

Fleet Structure

## Major Operations

| Model | Passenger traffic volume (10 thousand) | Passenger load factor (%) | Overall load factor (%) | Daily utilisation (hours) |
|---|---|---|---|---|
| B777-300ER | 292.98 | 83.15 | 59.50 | 14.81 |
| B787-9 | 28.28 | 81.07 | 49.81 | 9.30 |
| A350-900 | 3.51 | 83.44 | 47.06 | 7.87 |
| A330 series | 1,126.17 | 81.03 | 56.56 | 12.02 |
| A320 series | 5,766.83 | 82.80 | 74.21 | 9.44 |
| B737 series | 4,871.81 | 82.07 | 76.47 | 8.53 |

## Fleet Condition

As at 31 December 2018, the Group operated a total of 692 passenger aircraft, including 12 business aircraft held under trust. The details of each model are as follows:

| Model | B777-300ER | | | |
|---|---|---|---|---|
| Form of tenure | Number of aircraft (end of the Reporting Period) | Average fleet age | Daily utilisation (hours) | Paid flight hour |
| Self-owned | 9 | 3.1 | 15.22 | 49,998.52 |
| Under finance lease | 11 | 2.7 | 14.47 | 58,099.96 |
| Total | 20 | 2.9 | 14.81 | 108,098.48 |

| Model | B787-9 | | | |
|---|---|---|---|---|
| Form of tenure | Number of aircraft (end of the Reporting Period) | Average fleet age | Daily utilisation (hours) | Paid flight hour |
| Under finance lease | 4 | 0.2 | 9.30 | 3,087.18 |
| Total | 4 | 0.2 | 9.30 | 3,087.18 |

| Model | A350-900 | | | |
|---|---|---|---|---|
| Form of tenure | Number of aircraft (end of the Reporting Period) | Average fleet age | Daily utilisation (hours) | Paid flight hour |
| Under finance lease | 2 | 0.1 | 7.87 | 346.08 |
| Total | 2 | 0.1 | 7.87 | 346.08 |

14 China Eastern Airlines Corporation Limited | 2018 Annual Report

Fleet Structure

| Model | | A330 series | | |
|---|---|---|---|---|
| Form of tenure | Number of aircraft (end of the Reporting Period) | Average fleet age | Daily utilisation (hours) | Paid flight hour |
| Self-owned | 17 | 5.6 | 13.03 | 80,840.63 |
| Under finance lease | 34 | 5.5 | 11.82 | 143,970.47 |
| Under operating lease | 6 | 2.3 | 9.33 | 7,108.91 |
| Total | 57 | 5.2 | 12.11 | 231,920.01 |

Note: A330 series aircraft included A330-200 and A330-300 aircraft

| Model | | A320 series | | |
|---|---|---|---|---|
| Form of tenure | Number of aircraft (end of the Reporting Period) | Average fleet age | Daily utilisation (hours) | Paid flight hour |
| Self-owned | 126 | 8.7 | 9.24 | 424,719.62 |
| Under finance lease | 113 | 3.9 | 9.47 | 355,380.37 |
| Under operating lease | 68 | 7.8 | 9.79 | 242,176.79 |
| Total | 307 | 6.7 | 9.44 | 1,022,276.78 |

Note: A320 series aircraft included A319, A320, A320NEO and A321 aircraft

| Model | | B737 series | | |
|---|---|---|---|---|
| Form of tenure | Number of aircraft (end of the Reporting Period) | Average fleet age | Daily utilisation (hours) | Paid flight hour |
| Self-owned | 78 | 6.4 | 8.38 | 238,522.91 |
| Under finance lease | 96 | 3.2 | 8.80 | 288,419.66 |
| Under operating lease | 116 | 5.8 | 8.40 | 304,656.10 |
| Total | 290 | 5.1 | 8.53 | 831,598.67 |

Note: B737 series aircraft included B737-700, B737-800 and B737 MAX 8 aircraft

**Introduction and Retirement Plan of Aircraft for 2019 to 2021**

*Units*

| Model | 2019 | | 2020 | | 2021 | |
|---|---|---|---|---|---|---|
| | Introduction | Retirement | Introduction | Retirement | Introduction | Retirement |
| A350 Series | 5 | – | 4 | – | 4 | – |
| A330 Series | – | 1 | – | – | – | – |
| A320 Series | 25 | – | 30 | – | – | – |
| B787 Series | 6 | – | 3 | – | 2 | – |
| B737 Series | 24 | – | 24 | 10 | 12 | 10 |
| Total | 60 | 1 | 61 | 10 | 18 | 10 |

Notes:

1. As at 31 December 2018, according to confirmed orders, the Group planned to introduce 23 aircraft and retire 17 aircraft in 2022 and future years.
2. The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

15

# 2018 Milestones

## 1 First Airline to Allow the Use of Mobile Phones on Board



CEA was the first airline in the civil aviation industry to officially issue the "Announcement on the Regulations on the Usage of Portable Electronic Devices in the CEA Aircraft" (《關於東航機上便攜式電子設備使用規範的公告》) to announce the removal of prohibition of the use of mobile phones when on board to mark a revolutionary beginning in the on-board routines in the Chinese civil aviation industry.

## 2 All the Way Up with Buzz Lightyear



The painted aircraft on the theme of "Disney•Toy's Story", showing the best-known characters from Toy's Story, such as Buzz Lightyear and Sheriff Woody, has started its first flight. This has been the third painted aircraft on themes launched pursuant to the cooperation between CEA and Shanghai Disneyland Resort, as well as the first fully painted aircraft on themes with ornament inside the cabinet and align with the theme set-up design at the airport. CEA hopes to let children explore the vast sky in the way they love.

## 3 The Release of the First "Air Medical First Aid Handbook" in China



On the first anniversary since the activation of "Air Medical Experts" (「空中醫療專家」) created by CEA, the first "Air Medical First Aid Handbook" in China was released. The handbook was compiled by the joint efforts of CEA, experts in the aviation industry and the Shanghai Volunteering Physician League providing formulae on execution and standards on operation regarding air medical first aid and targeting to improve the quality and efficiency of air medical first aid. The release of the handbook marked a new stage for the business of air medical first aid in China.

## 8 Cross Ownership

In July, CEA declared the plan of keeping steady growth by RMB ten billion and introduced two investors, namely Juneyao Group and China Structural Reform Fund; in November, CEA Holding announced its intention of investing in Juneyao Airlines through capital injection. This capital cooperation will be helpful in further strengthening and deepening the business cooperation between the parties to embody the mutual integration of domestic capitals and non-public capitals.

## 9 Enlisting the First 787-9 Aircraft



CEA's recently introduced the first B787-9 aircraft has arrived in Shanghai Hongqiao International Airport and officially joined Shanghai Airline under CEA and became the 100th aircraft of Shanghai Airline. CEA has demonstrated to the entire world its latest, brand new and outstanding passenger service system through its first B787-9 aircraft.

## 10 New Approaches on Poverty Alleviation





Upon the arrival of the Fifth National Poverty Alleviation Day, CEA has developed new approaches, built platforms, gathered power from the society and signed on serial cooperation projects, altogether in order to make further efforts on poverty alleviation.

Data Protection Officer CEA has officially set up the position of data protection officer (DPO) for the Company, which will be fully responsible for the data protection of the enterprise and operational compliance. CEA is the first enterprise in China that has set up the position of data protection officer. Mainstream National Media for the “One Belt, One Road” focusing on the CEA Development The training course for the national media for the “One Belt, One Road”, which was jointly conducted by CEA and other units, such as China Daily News, started with an opening ceremony in Shanghai International Studies University. Experienced editors and journalists from 12 overseas media came to China attended the courses, exchanged with other media and visits to enterprises. Participants in the training course visited CEA for in-depth studies and thus has deepened their understanding on the achievements from the past 40 years’ economic reform in China and the high quality development dynanmic of new-aged Chinese enterprises. They also have investigational exchanges in topics such as the oversea communication of enterprises and development of new media. The First North European Route On 16 June, CEA officially opened the route connecting Shanghai and Stockholm, which is the first route leading from Shanghai to Sweden and marks CEA’s first entry into the Northern European market. Top-notch Seminars in the World CEA aims at achieving the target of “World’s No.1” and thus has carried out researches and discussions, as well as strategizing and blueprint planning. The Coming of A350 Aircraft The first A350-900 aircraft of CEA has landed on the Shanghai Hongqiao International Airport. This aircraft is equipped with brand new and the world’s top notch cabinet service system. Apart from the basic features of this new aircraft model, features such as “booth style business class” and “meeting rooms in aircraft” are the highlights first seen in the world and first applied in the industry, which has redefined the standards and styles for quality services provided along international long-distance travelling routes. Championship in the Quiz Competition on Law and Credibility in Civil Aviation In the finals of the quiz competition on law and credibility in civil aviation, which was jointly held by the CAAC, China Air Transport Association and China Civil Airport Association, team one of CEA was awarded the first group prize while another team enlisted for the finals was awarded the third prize. Such results reflected the CEA’s thorough development in its legal work. Ensuring the First China International Import Expo with Services On 5 November, the first China International Import Expo (“Import Expo”) in Shanghai. As the largest main base airline in the Import Expo, CEA took up full responsibility in ensuring the services of the Import Expo, providing professional services, such as air passenger transportation, freight logistics, ticketing, manners and safety. CEA took on the role as the host, showed its high spirit, provided quality services to exhibitors and procurement teams from around the world, and showed to world the brand of CEA, the spirit of civil aviation and the services of Shanghai.

Chairman’s Statement 18 China Eastern Airlines Corporation Limited 2018 Annual Report Chairman’s Statement Dear shareholders, I am pleased to present the report on the financial results of the Group for the year ended 31 December 2018. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders. Chairman Liu Shaoyong

Chairman’s Statement Business Review In 2018, the global economy generally continued to recover, yet with the emergence of the influence of trade protectionism and unilateralism, the growth of the global economy has slowed down. In China, the economy remained in a reasonable range as a whole. The global airline industry has continued to grow with a deceleration in growth rate. China’s civil aviation industry continued to maintain a more rapid above double-digit growth rate, while at the same time also facing challenges such as rise in fuel average prices, fluctuations in RMB-USD exchange rate, intensifying market competition and resource constraints during important periods. The Group adhered to maintaining a steady progress, was persistent in demanding high-quality development, forged ahead with determination, tackled the difficulties and pro-actively faced the challenges from complex external environment, achieved smooth progress to promote works such as safe operation, marketing, customer service, reform and transformation. The Group’s air passenger transportation business has continued to maintain a rapid growth. In 2018, the Group’s passenger transportation capacity was 244,840 million available-seat- kilometres, representing a year-on-year increase of 8.3%; it achieved total passenger traffic volume of 201,490 million passenger-kilometres, representing an increase of 10.0% from the same period last year; and carried 121.2 million passengers, representing an increase of 9.4% from the same period last year. Review of Operations Safe Operation The Group ultimately prioritizes safety work and highly values safe operation and the stability of maintaining safety situation. Through the use of scientific control of the total number of flights, the Group can actively grasp the initiative of safety works. The Group was able to recognise major operational risks by conducting scientific researches, formulated specific management and control measures, focused on enhancing the prevention of safety risks, continuously optimized the management mechanism of safety performance, implemented safety responsibilities at all levels, effectively increased the capability of safety management, earnestly implemented the requirements for “Focus on the Local Communities, Lay the Foundation and Train the Basic Skills” as established by the CAAC, and continuously carried out the establishment of work style. In 2018, the Group’s fleet had 2,206,000 safe flying hours in total, which have increased by 6.6% over the same period last year. The Group’s fleet had 930,100 take-off and landing flights, which have increased by 6.0% over the same period last year. Hub Network The Group’s strategy was to focus on the hub network, optimized the route network layout and operating efforts, with an emphasis on enhancing the Group’s market share and influence in the core market. In 2018, the Group’s market share (in terms of passenger throughput) in hubs such as Shanghai, Beijing and Kunming increased by 0.6, 0.4 and 0.8 percentage points, respectively, while the Group’s market share in Xi’an remained the same year-on-year. Through the optimisation of transit connection, the effect of hub network has gradually appeared, OD (Origin and Destination) yield of the three major hubs, namely Shanghai Pudong, Kunming and Xi’an, increased by 9.2%, 11.5% and 12.7%, respectively. The Group focused on the national strategy of “Yangtze River Delta Integration”, aiming at building a core hub in Shanghai and serving the coordinated development of the regional economy. In 2018, the Group introduced new international routes such as Shanghai-Stockholm, Shanghai- London Gatwick, and Shanghai-Dubai, and arranged more flights for domestic and regional routes such as Shanghai-Chengdu, Shanghai-Guangzhou and Shanghai-Macau. Surrounding the integration strategy of Beijing-Tianjin-Hebei, the Group 21

Chairman’s Statement strengthened the network planning research of Beijing’s new hub route and fully promoted the construction and operation of the Beijing Daxing International Airport CEA Base project. With the national “Belt and Road Initiative”, the Group has operated 131 routes along the countries along the belt and built the “Aerial Silk Road”. As at the end of December 2018, with the SkyTeam Airline Alliance members, the route network of the Group reached 1,150 destinations in 175 countries and regions. Marketing In 2018, the passenger revenue of the Company amounted to RMB104,309 million, representing a year-on-year increase of 13.92%. Passenger load factor of the Group amounted to 82.3%, representing a year-on-year increase of 1.2 percentage points. Revenue per seat-kilometre was RMB0.445, representing a year-on-year increase of 5.45%. The Group took the lead among domestic large-scale airlines in terms of key business indicators such as increase in revenue, passenger load factor and revenue per seat-kilometre, demonstrated significant outcomes from high-quality development. Through strengthening the control of freight rates, the Group has enhanced the level of yield management. The Group strengthened the centralized management for freight rates, refined the management flow of freight rates for major customers and achieved the enhancement of freight rate management by “Intelligentization, Mobilization and Systemization”. Guided by the Group’s internationalization strategy, the joint operation and the application of the OD yield management system have been intensified, and thus the operational capability of international long-haul routes was improved. In 2018, revenue per seat- kilometre of Europe, North America and Australia routes increased by 5.4%, 1.5% and 0.3% year-on-year, respectively. The Group continuously enriched the sales product system and constantly promoted sales transformation. With the implementation of branded fare products, the Group has launched and enhanced products for the basic economy class and super economy class. Focusing on the development of various types of value-added services and improvement of products such as preferred seats, upgrades and excess baggages, the Group has effectively increased revenue from value-added services. The Group actively explored customer resources and strengthened the management and control of sales channels. In 2018, the corporate clients of the Group increased to 9,283, representing a year-on-year increase of 25.2%, and revenue from the corporate clients of the Group increased by 27.8% year-on- year. The Group strengthened the cooperation with domestic and overseas sales channels such as TMC and OTA. In 2018, the Group’s TMC sales revenue increased by 40.3% year-on-year. External Partnerships The Group continuously intensified its cooperation with strategic partners to enrich the contents for cooperation and enhance the quality of cooperation. The Group and Delta continued to intensify bilateral cooperation in four aspects, namely, revenue from cooperation (including mutual sales revenue and revenue from SPA (special allocation agreements)), experience of travelers, communication between personnel, and cooperation for expansion and development. The Group entered into a new cooperation agreement with AFK, pursuant to which, additional routes such as Kunming-Paris and Wuhan-Paris were operated jointly commenced from 1 January 2019. The Group worked with Delta and AFK to carry out the plan for network optimization connection, as well as ground service and procedure standards for Beijing Daxing International Airport. By entering into a comprehensive and upgraded business agreement with Qantas, the Group intensified the business partnership of both parties based on the original joint partnership. The Group has signed a joint cooperation agreement with Japan Airlines, and both parties are performing the relevant anti-monopoly legal procedures of China and Japan. The Group also actively explored cooperation with world- renowned brands to realize resource sharing. In 2018, the Group continued to intensify and deepen the long-term partnership with Ctrip and Shanghai Disneyland Resort, and commenced cross- sector cooperation with various renowned corporate such as Mercedes-Benz, Hertz Car Rental and China Union Pay to carry out joint promotion activities. 22 China Eastern Airlines Corporation Limited | 2018 Annual Report

Chairman’s Statement Customer Services The Group is dedicated to offering sincere services to optimize customer experiences throughout the journey, aiming to become a representative for “Shanghai’s Services”Note. As at the end of December 2018, the number of frequent flyer members of the Group’s “Eastern Miles” has reached 39,630 thousand members, representing a year-on-year increase of 18.8%. Surrounded the customers’ experience, improved the flight quality and upgraded and optimized service procedures. Focused on the 31 key points for flight operations, the Group has enhanced the system comprehensively from one point to the whole area with the rate of punctuality for flights throughout the year increased significantly. Using the Beijing-Shanghai boutique route as a benchmark, by expanding to 14 new boutique express routes and establishing a flight operation service standard and management system, the Group has effectively improved the overall operation quality of flights. Through enhancing the membership system of frequent flyers, the service flow of platinum card members Note: “Shanghai’s Services”: The Shanghai Municipal Development and Reform Commission issued the “Three-Year Action Plan for Fostering the Development of Strategic Strengths of Shanghai in the New Era for Fully Facilitating ‘Shanghai’s Services’ (2018 – 2020)” in April 2018, which proposed the concept of “Shanghai’s Services”. The objectives of “Shanghai’s Services” include the enhancement of economic-centered municipal service functions, the promotion of service economy level, the improvement of strategic capability for serving the country and the establishment of a service-oriented government. “Shanghai’s Services” aims to become the embodiment and a domestically and internationally acclaimed representative of high-quality and high-end services. and frequent flyers have optimized. Combining the introduction of new aircraft of B787 and A350, the Group has optimized and upgraded the systems of frequent flyers, service flow and products at the same time. The Group has formed a team of air medical experts, and released the first air medical first aid handbook in China, which improved the efficiency and quality of air rescue. “Shanghai Specialty” themed dishes were introduced. “MU noodles” has become our signature food brands and was awarded with innovative services prizes. All assurance for various services were completed, which exhibiting the brand of CEA and the image of a state-owned enterprise. The Group has continued to optimize digitalized experiences by increasing the mobile phones, internet and overseas self check-in usage rates. Taking the lead in various indicators of the country (such as the usage rate of self-check-in), the Group has achieved usage rate of self-check-in of 78.6% in China, representing an increase of 7.4 percentage points compared to last year, and the international usage rate of self-check-in amounted to 32.9%, representing an increase of 10.2 percentage points compared to last year. Automated security screening has been officially launched. The Group implemented self-checking function for flight information and checked baggage through WeChat to bring convenience to passengers. Reform and Transformation The Group attaches importance to reforms and actively promotes system, mechanism and institutional reform, the digital application in the passenger transportation business and the transformation and development of low-cost airline, continuously enhances the role of reform and transformation in improving production and operation. In relation to system, mechanism and institutional reform, the Group restructured its marketing service function focusing on customers, optimized its management and control model and organization of the marketing service system by establishing the business committee, sales committee and customer committee, such that the needs of a modern aviation marketing services business can be better fulfilled. The comprehensive reform of the flight system and operation control system has stimulated organizational reform.23

Chairman’s Statement In relation to the digital application in passenger transportation business, the Group expedited the construction of its in-flight internet connection platform and became the first in China to fully promote the use of in-flight portable electronic devices. As at the end of December 2018, 82 wide-body passenger aircraft of the Group were all equipped with in-flight internet connection services, covering Europe, the United States, Australia, Southeast Asia and key domestic business routes. The Group’s fleet size, number of flights and number of users with “in-flight internet connection” ranked the first in China. The Group actively sought to establish an in-flight internet joint venture with telecom operators to reinforce and enhance the Group’s first-mover advantage in the in-flight internet connection business. The Group continuously optimized the customers’ experience on the CEA’s official website and mobile application, added and optimized important functions such as pre-flight ordering of in-flight meals and publication of information regarding unusual flights. The Group has vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and introduced value-added products such as oversized baggage, VIP lounges and online seat selection. The Group strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function. In relation to low-cost airline, China United Airlines continued to intensify low-cost transformation. In 2018, China United Airlines achieved revenue of RMB5,660 million, representing a year-on-year increase of 12.5%, and achieved net profit of RMB880 million, representing a year-on year increase of 9.0%, with passenger load factor reaching 85.5%, demonstrating that significant achievement has been made on the transformation. China United Airlines adopted diversified marketing strategies to introduce new media and thus carry out marketing. Refining mobile direct sales platform to enhance direct sales capability, the proportion of direct sales revenue to total revenue reached 69.9%, with a year-on year increase of 17.0% in direct sales revenue. Through sales promotion of duty-free products, sales of additional luggage weight, upgrade products and sky mall products, the source of ancillary revenue was broadened, with ancillary revenue increased by 58.0% year-on-year. Major Projects In July 2018, the Company announced a major capital project regarding the non-public issuance of A shares and H shares, which proposed to introduce Juneyao Airlines and JuneYao Group, its controlling shareholder, and China Structural Reform Fund Corporation Limited as strategic investors. Juneyao Airlines and JuneYao Group planned to hold 10% of the shares of the Company in aggregate. The capital project has been steadily advancing, and shall be implemented upon fulfilment of certain market conditions and requires the approvals from the CSRC. In addition, Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has completed the transfer of 7% of the shares in Juneyao Airlines from JuneYao Group in early 2019. Eastern Airlines Industry Investment has also announced its subscription in the proposed non-public issuance of A Shares of Juneyao Airlines. Eastern Airlines Industry Investment planned to hold 15% of shares of Juneyao Airlines in aggregate upon completion of the proposed non-public issuance of A shares of Juneyao Airlines. The cross-shareholding between CEA Holding and JuneYao Group is significant in further enhancing and deepening the strategic partnership between the two parties as well as establishing Shanghai as an aviation hub and promoting the “Construction of Five Centers” in Shanghai together by the parties, benefitting the Group and Juneyao Airlines in raising their competitiveness and continuous development abilities. 24 China Eastern Airlines Corporation Limited | 2018 Annual Report

Chairman’s Statement Corporate Governance and Corporate Culture The Company constantly improves its corporate governance in strict compliance with domestic and overseas listing rules and the requirements of laws and regulations. The Group has revised its major regulations such as the articles of association, rules for procedures for general meetings and rules for the meetings of the board of directors, in order to enhance the standard of corporate governance of the Company. The party building work is integrated into the Group’s security, services, management and other aspects, providing a solid guarantee for the Group’s reform and development. Surrounding the development objective of “Establishing a World- Class and Happy CEA”, the Group promoted the construction of corporate culture to create a harmonious labor relationship and increase employees’ recognition and loyalty towards the Group, which in turn firmly fostered the successful launching and continuous improvement of safe operation, customer services, marketing and reform and development of the Group. Comprehensive Risk Management and Establishment of Law-based Governance Focusing on the main business of aviation, the Group prevented and mitigated major risks. In strict compliance with the relevant provisions of the “General Data Protection Regulation” by the European Union, the Group has appointed a “data protection officer” to enhance the protection of customer information and prevent network security risks. The Group strengthened the management of capital assets, prevented major risks such as capital recovery, overseas operations and financial market volatility, and carried out special audits for key business areas and high-risk business areas to promote the sound, standardized and effective operation of the Company’s internal control system. The Group steadily promoted the construction of a “Law-based CEA” to ensure the lawful and compliant operation of the Group. Focusing on its internationalization strategy, the Group strengthened the prevention of legal risks of overseas business. Social Responsibilities and Brand Image The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Open and Sharing” and actively engaged in economic, social and environmental responsibilities. The Group practices on the vision of green development and implemented pollution prevention and control work. The Group advocated for low-carbon flights, focused on reducing unit fuel consumption, continuously optimised fleet structure and promoted the application of new technologies for energy conservation and emission reduction. The aircraft consumption tonne-kilometres was effectively decreased. The Group practices the concept of joint development, strived to achieve targeted poverty alleviation and targeted poverty elimination by continuously performing fixed- point poverty alleviation in Shuangjiang and Cangyuan in Yunnan together with CEA Holding as a whole. The Group’s large-scale charitable programme “Love at CEA” continued to spread positive messages to the society. In 2018, the Group launched over 1,300 projects in total, and served more than 65,000 people for almost 120,000 hours. In 2018, the Group was awarded the “China Securities Golden Bauhinia Award” for seven consecutive years, recognized as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group, awarded as one of the “World’s 500 Most Valuable Brands” by Brand Finance, an international brand appraisal organization, for three consecutive years, awarded as the “Best China Airline” in the “TTG China Travel Awards” for the fourth consecutive year, recognized as “The Best Airline” by Travelport, and recognized as “The Most Favoured Domestic Business First- class” by Chinese high net worth individuals conducted by the Hurun Research Institute. The brand influence of the Group has been further enhanced. During the reporting period, the revenue of the Group hit a new record high, reached RMB115,278 million, representing a year- on-year increase of 12.49%. The operational cost amounted to RMB112,561 million, representing a year-on-year increase of 11.97%, of which the fuel cost for aircraft increased by 34.02% year-on-year. Due to the increase of fuel price and exchange losses as a result of fluctuation of the currencies, in 2018, the net profit attributable to the shareholders of the parent company amounted to RMB2,698 million. Outlook for 2019 The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2019 and beyond. Such forward-looking statements are subject to many uncertainties and 25

Chairman’s Statement risks. The actual events that occur may be different from forward- looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results. Looking forward to 2019, with the complex and severe external environment, uncertainties keep looming. The motive for the growth of global economy has been weakened, while the positive trend of domestic economy remains unchanged yet the pressure of economic downturn still prevails. China’s civil aviation industry is expected to continue to maintain a relatively fast pace for development, but domestic and international macro-economic situation and changes in trade relations, oil prices and exchange rate fluctuations will bring uncertainties to the development of the industry. The Group will proactively respond to the strategies of the State, grasping the coordinated development of Beijing-Tianjin-Hebei, the “Yangtze River Delta Integration” strategy, the construction of Guangdong-Hong Kong-Macao Greater Bay Area, and the official operation of the Beijing Daxing International Airport. Meanwhile, the Group will also adhere to the general direction of steady progress and the concept for new development, uphold its confidence, face challenges, be determined and innovative, work hard, be practical, and strive to promote new breakthroughs in the reform, development stability of the Group. In 2019, the Group will focus on the following tasks: 1. The Group will continuously pay attention to safety operations and strengthen safety management. The Company will strengthen the construction of the “Three Basics” (focus on the local communities, lay the foundation and train basic skills) and strive to establish governance, capability and culture in the area of safe production, enhance risk prevention and control in important areas and key aspects for the sound operation of new aircraft models, new airports and new routes, strengthen the use of technological means and process control to continuously improve safety standards and management levels, and strengthen the implementation of safety responsibilities to ensure that the security situation continues to be stable and favourable. 2. The Group will analyze and evaluate the market situation scientifically and continuously improve marketing capabilities. The Group will actively strive to acquire additional time- slot resources in key markets, optimize the launch of new capacity, improve the competitiveness in the hub market; strengthen market forecasting and freight rate control, expand the scope of cooperation with global partners, improve the revenue quality of international routes; grasp the opportunities of Japan and South Korea routes to build a route network for Japan and South Korea around the Bohai Bay; vigorously promote the entire network, strengthen the integration of sales in the Yangtze River Delta market, 26 China Eastern Airlines Corporation Limited | 2018 Annual Report

Chairman’s Statement and improve the revenue of high-class cabins; implement the brand freight rate system, and actively expand ancillary business income such as baggage, upgrades and seat selection with the help of basic economy products. 3. The Group will uphold the belief of providing sincere service and heartwarming services. The Group will vigorously improve the punctuality rate of flights and establish an efficient production command system; improve the multi-level flight irregularity system to provide passengers with a safe waiting experience while optimizing the frequent flyer membership system and service standards, to reflect the value contribution which commensurate with the member services; the Group will optimize online integration services, enrich the functions of the official website and mobile application, and expand the coverage of self-service channel functions. 4. The Group will comprehensively deepen reform and transformation and foster the construction of major projects; continue to develop the CEA wallet function, and expand the application of reward points, speed up the transformation of income system points; optimize the integrated services, to integrate more value-added products on the official website and mobile application. In relation to low-cost airline, China United Airlines seeks to increase income from ancillary business, reinforce and enhance the edges of low-cost, and creating flight route layout where coordinated development of full aviation services can be achieved. For major projects, the Group will actively seize the development opportunities of the Beijing Daxing International Airport, ensure that the construction of the airport will be proceeded on schedule and be put into operation according to plan. The Company will steadily promote the non-public offering of its shares, and strengthen and intensify the business cooperation with Juneyao Airlines and Juneyao Group in various fields. 5. The Group will speed up the efficiency of capital operation and enhance the accuracy and planning of income and expenses forecast; continuously expand financing channels and optimize financing structure to reduce the Company’s gearing ratio; adopt refined management methods to scientifically manage various cost expenditures. 6. The Group will enhance risk prevention awareness, strictly control major risks, optimize debt structure and strengthen financial risk monitoring; strengthen the protection of passenger information and prevent the security risks of information systems; strengthen compliance management and reinforce overseas legal risk management and control; effectively conduct comprehensive risk management assessment and conduct special audits for major areas and major risks. 27

30 China Eastern Airlines Corporation Limited 2018 Annual Report Review of Operations and Management’s Discussion and Analysis President Li Yangmin

Review of Operations and Management’s Discussion and Analysis Major Businesses and Operation Model The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods. The Group adheres to its principle of deepening its comprehensive reforms, led by internationalization and application of internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of “Establishing a World-Class and Happy CEA”, accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Group built up a streamlined while efficient modernized fleet, operating 692 passenger aircraft, including 12 business aircraft held under trust, with an average fleet age of 5.7 years. Surrounding Shanghai core hub and Kunming and Xi’an hub being the center, we expanded our flight network to 175 countries and regions and 1,150 destinations with the help of the cooperation platform of SkyTeam Airline Alliance, thereby providing quality and convenience air transport and extended services to worldwide travelers and customers. Current Development of Aviation Industry Despite the slowdown in global economic growth and the tense international economic and trade relations, the global aviation transportation industry has maintained a relatively high growth rate. According to the estimated data published by IATA, the global aviation industry in 2018 increased by 6.5% in total passenger traffic volume compared to 2017, and the total cargo and mail traffic volume increased by 4.1% compared to 2017. The number of passengers carried in 2018 was 4,340 million, representing an increase of 6.1% from last year. The annual average passenger load factor has reached 81.9% in 2018. As indicated by the IATA report, in 2018, the global aviation passenger transport market has been growing rapidly ahead of global economic growth, and China has become the most important aviation transportation market in the Asia Pacific region. As predicted by IATA, China will become the world’s largest aviation passenger transportation market between 2024 and 2025, and by 2037, passenger traffic volume in the Chinese civil aviation market will reach 1,600 million. In 2018, the aviation industry in the PRC fully implemented the “13th Five-Year” plan, the safety situation of the civil aviation industry maintained steady, and the demand of the air passenger market was strong. According to information published by CAAC, in 2018, the civil aviation transportation industry achieved a total traffic volume of 120.65 billion tonne-kilometres, representing an increase of 11.4% from last year; passenger traffic volume amounted to 1,071.16 billion passenger-kilometres, representing an increase of 12.6% from last year; the number of passengers carried amounted to 610 million, representing an increase of 10.9% from last year and maintained a double-digit rapid growth; freight turnover volume amounted to 26.24 billion tonne-kilometres, representing an increase of 7.7% from last year; freight traffic volume amounted to 7.385 million tonnes, representing an increase of 4.6% from last year. In 2019, it is expected that the passenger traffic volume indicator of the civil aviation industry in the PRC will exceed 680 million, representing an increase of 11.0% from last year.31

Review of Operations and Management’s Discussion and Analysis Being one of the three major state-owned airlines, the Company strives to enhance its competitive advantages in the industry and proactively capitalized on the opportunities derived from the “Yangtze River Delta Integration” national strategy and the construction of Beijing Daxing International Airport to actively deal with challenges such as changes in macro-economic situation and trade relations, fluctuation of exchange rate, interest rate and oil price, deepens the cooperation with internationally well-known airlines such as Delta and AFK, always attaches the greatest importance to safe operation, and thereby solidly promote the high-quality development of the Group’s businesses. Core Competitiveness Analysis 1. Advantages of Locating in Prosperous Developed Area in Shanghai and the Yangtze River Delta The Group has a relatively strong location advantages. Being one of the major three state-owned aviation holding companies, our headquarters and main operation bases are located in the super-size international city — Shanghai. Located at the foremost point of Asia-Europe-America triangle flight route, the time it takes to fly to Europe and west coastal North America is about 10 hours, the time it takes to fly to major cities of Asia is within 2 to 5 hours, which is moderate. The resources within the 2 hours flying circle are rich, covering 80% of China’s top 100 cities, 54% of the land resources, 90% of the population, 93% of the origins of GDP and most areas of East Asia. In 2018, Shanghai maintained as the largest aviation market in the PRC. The number of carried travelers in Shanghai Pudong International Airport and Shanghai Hongqiao International Airport throughput exceeded 0.117 billion. The Group has the biggest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport: The Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The development of the Group will be benefited by the implementation of Yangtze River Economic Zone and “Yangtze River Delta Integration” strategy, and the promotion of the construction of five centers, namely “Economic, Financial, Shipping, Trading, Technology Innovation”. The Group actively establishes the Shanghai core hub, optimize and improve the structure of flight network and further enhance its influence in Shanghai and even in the Yangtze River Delta air transportation market. 32 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis 2. Development Opportunities Brought About by Beijing Daxing International Airport and Integration of Beijing, Tianjin and Hebei According to the “Approval of the Feasibility Study Report of the Construction of New Airport in Beijing” ( ) by the NDRC and the “Notice Regarding the Matters of the Construction of Airline Base Project at the New Airport in Beijing” ( ) by CAAC, Beijing Daxing International Airport is located along the north bank of Yongding River, and between Yufa Town and Lixian Town, Daxing District, Beijing and Guangyang District, Langfang and Hebei Province. The recent construction is designed and constructed based on the target of passenger transportation volume of 72 million, cargo and mail transportation of 2 million tonnes and take-off and landing volume of 620,000 times in 2025. In the future, Beijing Daxing International Airport, being the major base of the Group, will become an important source of momentum for the Group’s development. In 2018, the Group grasped the development opportunities derived from the coordinated development of Beijing, Tianjin and Hebei, especially from the construction of Xiongan New District by the State, coordinated the planning of layout of the Beijing-Shanghai strategic hub and actively promoted the construction and operation of the CEA Base in Beijing Daxing International Airport. In 2019, Beijing Daxing International Airport will be put into operation. The Group will plan for routes and time slot resources allocation in advance. Leveraging on the SkyTeam Airline Alliance platform, the Group will strengthen all-round cooperation inside and outside the alliance, and construct international coverage of its route networks to provide convenient, highly efficient and quality outbound travelling services for travelers. 3. Reasonable and Balanced Hub and Network Layout The Group chose Shanghai and Beijing, places with highly-developed economy and keen demand on outbound travelling, as its core hub. While Kunming (the gateway of Southeast Asia) and Xi’an (the gateway of North West under the “Belt and Road” initiative) as regional hub. Through the cooperation with the members of SkyTeam Airline Alliance, the Group established and improved the flight transportation network that covers the whole country and expanded to the world. For the domestic route, the Group has set up subsidiaries in 15 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei and Guangdong. The Group’s flight routes can reach to all capital cities in the PRC and specifically designated cities; for the international route, the Group’s flight routes network can reach international metropolitans such as Hong Kong, Macau, Taiwan, Japan, Korea and major well-known cities and travel destination of Southeast Asia, Paris, London, Frankfurt, Roma, Moscow, Prague, Amsterdam, Madrid, St. Petersburg and Stockholm in Europe; New York, Los Angeles, San Francisco, Chicago, Hawaii, Vancouver and Toronto in America; Sydney, Melbourne, Auckland in Oceania. In addition, the Group has increased the chances of interline transit through the cooperation with members within or outside the SkyTeam Airline Alliance, expanding the international flight layout, enhancing the cooperation centred at interline operations, code-sharing and interline transit with world famous aviation companies, such as Delta, AFK, Qantas and Japan Airlines in North America, Europe, Australia respectively. By connecting our light network with that of the partners of SkyTeam Airline Alliance, the Group’s flight network was expanded to 175 countries and 1,150 destinations. 4. Streamlined and Efficient Fleet Structure The Group has always strived on updating and optimizing the fleet structure, introducing new aircraft continually, retiring out model aircraft. As at the end of 2018, the Group’s average fleet age was 5.7 years, ranking among the top in the world, thereby becomes one of the biggest aviation companies equipped with the most streamlined and the most efficient fleet among the world’s large airline companies. The Group mainly introduces long-haul B777 series aircraft in trans-Pacific routes; mid-to-long-haul A330 series aircraft in China-Europe routes, China-Australia and domestic business routes; A320 series and B737 series aircraft in domestic and surrounding countries and regions route, enhancing the matching level between fleet model and route, transportation capacity and market. As the new 33

Review of Operations and Management’s Discussion and Analysis generation A350-900 and B787-9 long-haul wide-body aircraft being introduced, the Group will further increase the operational ability and income level of international long- haul flight route, optimizing the flight experience of travelers continuously and providing more comfortable air-travel services to travelers, thereby facilitating the implementation of the Group’s strategy of globalization. 5. Informatization Leads to the Continual Enhancement of Operational Management and the Ability of Reform and Innovation The Group strives to become an intelligent aviation travel service provider integrating informatization, digitizing and making use of the Internet. Business automation coverage rates has exceeded 98% through the promotion of the construction of digitizing nine major business sectors such as marketing, services and operation by the Group. The market analysis, decision power, revenue control level and management level have also enhanced with the help of technology means including mega data and cloud calculation; the construction of e-commerce platform has been promoted and an internet marketing ecosystem has been initially constructed; the control of capital was enhanced through the comprehensive budget control system, thereby lower the financial cost effectively; improved the online services integration, promoted in-flight internet access, enhanced services quality continuously and optimized traveler’s flight experience. The Group insists on driving development through innovation and keeps on exploring on mechanism and system reform and business model innovation, thereby realizing the operational vitality. The Group actively capitalised on the market development trend, seized the opportunity of Beijing Daxing International Airport to further intensify the “All-rounded Service — Low Cost” dual-mode business strategy, continuously enriched non-aviation value-added products, increased non-aviation business income and strengthened the competitive edges of China United Airlines’ low-cost operation; developed services center of CEA technology and ground services, cater to the market, thereby gradually turning supporting assets to operating assets. 6. A Brand with Strong Scent of Oriental and Quality Services The Group upholds the strategic objective of “providing world-class services” and continuously improves service quality, optimizes customer experiences and creates a “pleasant, comfortable and heart-warming” service brand. In 2018, the Group pushed forward online service integration construction and promoted self-service check- in, baggage query platform, abnormal flight information release platform, and expanded the function and variety of the Company’s official website and mobile application online services. We constantly improve hardware service facilities and upgraded Shanghai Pudong International Airport’s high-end check-in area. Capitalized on the opportunities derived from the introduction of B787-9 and A350-900 long-haul wide-body aircraft, the Group focused on the optimisation of in-flight catering, upgrade of aviation supplies, development of entertainment system and in-flight internet connection services to commence the upgrade of new cabin service system. The new service model of “Providing Light Snacks Anytime” was promoted in business and economy class cabins to cater the customised needs of customers. “MU Noodles” has become our signature food brands and was awarded with innovative services prizes. The “Eastern Miles” platinum card was introduced, which further forged a brand for dedicated high-end services. 34 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis The Company is committed to promoting related work such as brand image management, communications and promotion, brand maintenance. After years of efforts, the Group established a high quality brand image in market and received the “China Securities Golden Bauhinia Award”, “Top 50 Most Valuable Chinese Brands”, “Best China Airline” and “Top 10 Central Enterprises in Corporate Brand Communication” for consecutive years. 7. High Quality Customer Cluster and Outstanding Partners The Group continued to strengthen the construction of hubs by constructing route network covering the PRC and cities around the world. The Group continued to enhance its service quality and service experiences of travelers, with an aim to provide quality and convenient aviation transportation and extended services to travelers worldwide. In 2018, the Group carried a total of 121.20 million passengers, representing a year-on-year increase of 9.37%. As of the end of 2018, the total number of frequent passenger members of the Group reached 39.63 million and group customers reached 9,283. The Group intensified the cooperation with world- renowned airlines. The “Capital + Business” strategic cooperation with Delta and AFK encouraged a more solid and comprehensive business partnership to establish route in the Sino-US and the Sino-Euro markets together. The concerted efforts in expanding route network and optimising transit opportunities through the gateways of the PRC, the USA and Europe enhanced customer experiences in aspects such as shortened minimum transit time, shared and improved resources and facilities of airport services, standardization of service standard and procedures for travelers, achieved interline check-in and established smooth traveler and baggage procedures. High quality non-aviation resources were shared and frequent flyer cooperative programmes were further upgraded. A closer strategic partnership among the Group, Delta and AFK will be formed. The three companies are complementary, mutually beneficial and the cooperation will achieve a win-win situation that they will build an airline network with global coverage. In addition, the Group and Qantas commenced more extensive and in-depth cooperation in the areas of capacity deployment and 35

Review of Operations and Management’s Discussion and Analysis joint marketing. The Group also intensified its business cooperation with Japan Airlines. In 2018, the Company and CEA Holding, its controlling shareholder, and Juneyao Airlines and Juneyao Group, its controlling shareholder, commenced equity cooperation to achieve strategic synergy. The headquarters of the Company and Juneyao Airlines are both located in Shanghai, with aviation transportation services as the major business. The cross-shareholding between both parties is significant in further enhancing and deepening the strategic partnership between the two parties as well as establishing Shanghai as an aviation hub and promoting the “Construction of Five Centers” in Shanghai together by the parties. The Group actively expanded cooperation with renowned corporate brands of various industries in the world. The Group established “Airline + Internet” cooperation model with Ctrip and intensified strategic cooperation with Shanghai Disneyland Resort, launched three passenger aircraft painted with Disney theme and “Flight Ticket + Tourist Spot Ticket” and actively carried out special area sales and marketing on official website. The Group commenced cross-field cooperation with renowned enterprises such as Mercedes-Benz Smart, Hertz Car Rental and China UnionPay, in order to carry out joint marketing activities to achieve resource sharing. Competitive Landscape and Development Trend of the Industry During the “13th Five-Year” period, the economic development of China had steady to good growth. The State promoted the opening up and regional development strategies such as the “Belt and Road” initiative, coordinated development of Beijing, Tianjin and Hebei, the Yangtze River economic zone, bringing new development opportunities for aviation transportation industry; at the same time, along with the optimization and upgrade of economic structure and deepening of supply side reform, consumption further enhance the economic well-being, the per capita disposable income could probably increase further. With public traveling became more and more popular, the travelling demand and payment ability of the public rise significantly. It is expected that the total traffic volume and passenger traffic volume during the “13th Five-year” period will maintain a double-digit average annual growth. The portion of passenger traffic volume in integrated transportation system will further enhance. Domestic and overseas competition in the aviation industry has been vigorous. In relation to medium-and-short-haul routes, the fast-growing low-cost airlines in the past 15 years actively expanded their market shares and the acceleration and expansion of the China High-Speed Rail railway network strengthened its replacement effect during medium-and-short-haul transportation. In relation to long-haul routes, major international airlines sped up the introduction of new aircraft models, with a long-term optimistic view on the Asia Pacific market, thereby expediting the introduction of intercontinental flights. In addition, the agreement of “Full Opening of the Aviation Market” () between the PRC and Australia has intensified the competition in the Australian market. Under the enormous development opportunity and intense competition, the industry development shows the following five trends: first, from the perspective of development scope, the dominant position of large international aviation companies keeps on enhancing. SkyTeam Airline Alliance cooperation and joint operation continued to expand, producing more globalized products, Second, from the perspective of business model, low-cost aviation maintain fast pace development, traditional comprehensive services airlines keep on expanding to low- cost airlines, mixed operational model will become the new development trend of large aviation companies. Third, from the perspective of distribution of industries, the development of traditional cargo aviation suffered greater impact with the 36 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis possibility of corporate merger by logistic and courier companies. The rise of cross-border e-commerce provided chances for traditional air cargo transportation to transform. Fourth, from the perspective of revenue model, non-aviation revenue is derived from services such as check-in luggage, food sales on plane, upgrading expand the income sources of airlines. Fifth, from the perspective of operation, the trend of digitizing is changing the traditional business model. The main purpose of the constructing of the digitalized facilities by aviation companies is mainly to regain the control of channels. Not only did they have to compete with tradition agents, they also have to compete with third parties such as online traveling services providers. With the fast development of mobile internet, promoting mobile applications became the important means to increase direct sales, improve services and optimize experiences. Development Strategy The Group adheres to its principle of deepening its comprehensive reforms, led by globalization and internet-based development, centering at transformation and development, brand establishment, ability enhancement, strives to realize the development objective of “Establishing a World-Class and Happy CEA”. The Group further implements the five main strategies “Hub Networking, Cost Controlling, Brand Building, Fine Management and Digitize”, fully utilizing the internet thinking, operational ideology of customers and analysis method of mega data, enhancing customer’s experiences and fostering the transformation from traditional aviation transportation corporate to modern aviation integrated services provider. Risk Analysis 1. Macro-economic Risk The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to the macro- economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large, the international macro-economic situation will also affect the demand for the Group’s passenger and cargo services. If there is a decline in macro-economic climate, instability in political situation of the world’s major economies or intensification of trade protectionism and unilateralism, the Group’s results on operations and financial condition may be adversely affected. The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the “Belt and Road Initiative” promoted by the State, the construction of Xiongan New District, the “Yangtze River Delta Integration” strategy, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the newly constructed airport in Beijing to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations. 2. Policy and Regulation Risk The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group. With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations. 3. Operational Safety Risk Operational safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the operational safety of the Group. 37

Review of Operations and Management’s Discussion and Analysis The Group regularly convened safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for safety management. Through strengthening safety responsibilities and commenced effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group continuously operates safely. 4. Terrorist Attack Risk International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place. The Group strictly adhered to the requirements of aviation security of CAAC by amending the “Aviation Security Plan” to improve the Group’s aviation security system. With reference to the typical cases regarding aviation security in recent years, the Group commenced simulation trainings and anti-terrorism practices on flight, with a view to enhancing the Group’s aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The launch of the electronic information platform of the aviation security system initiated the establishment of the aviation security information system, which enhanced the quality of aviation security information. Taking reference from terror cases in recent years, the Group carried out fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals. In light of the possible reduced demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner. 5. Core Resources Risk The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. Along with the rapid growth of the Group’s operational scale, the expansion of core resources reserves of the Group and improvement of core resources utilization of the Group will face challenges, and the business and operations of the Group may be adversely affected. The Group promoted the building of corporate culture of “Love at CEA” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi- tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the future, as a main airline base, the Group will further seize the opportunities of the commencement of operation of the new airport in Beijing and make use of the SkyTeam Airline Alliance platform to continuously enrich and optimize route networks.38 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and
Management's Discussion and Analysis

**6. Competition Risk**

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines' increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainties to the Group's resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between the use of railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain routes of the Group will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets and consolidated and expanded market share in the large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways Limited and Japan Airlines Co., Ltd. to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group has put in great efforts into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

**7. Risk Associated with the Fluctuation of Jet Fuel Prices**

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group's revenue from fuel surcharge and accordingly, the Group's results of operations.

In 2018, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,684 million. In 2018, the Group has not conducted aviation fuel hedging activities.

In 2018, the Group seized the opportunities arising from the relatively low international fuel prices, actively boosted its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively analyze the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

**8. Exchange Rate Fluctuation Risk**

As the Group's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group's profit for that period and causes larger impact on the Group's operating results.

As at 31 December 2018, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group's net profit and other comprehensive income would have been as follows:

*Unit: RMB million*

| | Effect on net profit | | Effect on other comprehensive income | |
|---|---|---|---|---|
| | Appreciation | Depreciation | Appreciation | Depreciation |
| USD exchange rates | -178 | 178 | 34 | -34 |

39

Review of Operations and Management’s Discussion and Analysis In 2018, the Group expanded its financing channels by means of issuing super short-term debentures and acquiring RMB borrowings to bring in RMB financing, and proactively optimized the mix of currency denomination of the Group’s debts. As at 31 December 2018, the proportion of USD-denominated debts to total debts of the Group decreased to 21.51%. In the future, the Group will further reinforce its analysis on the foreign exchange market, expand the variety of its RMB financing instruments and improve the Group’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group’s operations. 9. Interest Rate Fluctuation Risk The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs. As at 31 December 2018, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows: Unit: RMB million Effect on other The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs. 10. Information Technology Safety Risk The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group’s existing systems. The Group based on the “Three Centers and Two Places” plan to promote its work on the construction of the Xi’an data and disaster backup facility and the construction of a globalized basic assurance and service system. It optimized the multi-dimensional security protection system on the internet and the data centre to prevent various ransomware attacks effectively. The Group conducted information system emergency response training and relied on security code quality analysis to implement security code review and security protection. It also commenced security review for information system and enhanced emergency response of internet security, optimized the Effect on net profit comprehensive income multi-dimensional security protection system on the internet Floating rate Appreciation Depreciation Appreciation Depreciation and the data centre and safeguarded the security of key information infrastructure, elevating the overall security protection standard on the Group’s information system. instruments -112 112 14 -14 The Group has appointed a “data protection officer” to improve data security management and protection mechanism and enhance the ability to encrypt, decrypt, protect and trace sensitive information of passengers. 40 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis 11. Development and Transformation Risk While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group. During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals. The Group has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets. 12. Suppliers Risk The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group. The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the Group’s procurement department. 13. Securities Market Fluctuations Risks The Company’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macro- economy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Group’s capital operations and implementation of projects. The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company. 14. Other Force Majeure and Unforeseeable Risks The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group. 41

Review of Operations and Management’s Discussion and Analysis The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks. Operating Revenues In 2018, the Group’s passenger revenue amounted to RMB104,309 million, representing an increase of 13.92% from the same period last year, and accounted for 96.64% of the Group’s traffic revenues. Passenger traffic volume was 201,485.95 million passenger-kilometres, representing an increase of 9.99% from last year. The passenger revenue of domestic routes amounted to RMB68,619 million, representing an increase of 14.02% from last year, and accounted for 65.78% of the passenger revenue. The passenger traffic volume was 128,906.39 million passenger- kilometres, representing an increase of 10.15% from last year. The passenger revenue of international routes amounted to RMB31,869 million, representing an increase of 13.96% from last year, and accounted for 30.55% of the passenger revenue. The passenger traffic volume was 67,290.26 million passenger- kilometres, representing an increase of 9.61% from last year. The passenger revenue of regional routes amounted to RMB3,821 million, representing an increase of 11.73% from last year, and accounted for 3.67% of the passenger revenue. The passenger traffic volume was 5,289.30 million passenger- kilometres, representing an increase of 11.16% from last year. In 2018, the Group’s cargo and mail traffic revenues amounted to RMB3,627 million, representing an increase of 0.11% from last year, and accounted for 3.36% of the Group’s traffic revenue. Cargo and mail traffic volume was 7,900.78 million tonne- kilometres, representing an increase of 11.95% from last year. In 2018, the Group’s other revenue amounted to RMB7,342 million, representing an increase of 0.74% from last year. Operating Expenses In 2018, the Group’s total operating expenses was RMB112,561 million, representing an increase of 11.97% from last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as aircraft take-off and landing costs, catering, depreciation and amortisation increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows: Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In 2018, the Group’s total aircraft fuel cost was RMB33,680 million, representing an increase of 34.02% from last year, mainly due to an increase in the volume of refueling of 7.28% from last year for the Group, leading to an increase in aircraft fuel costs by RMB1,829 million. The average price of fuel increased by 24.93% from last year, with the aircraft fuel costs increased by RMB6,720 million. In 2018, the Group’s take-off and landing charges amounted to RMB14,914 million, representing an increase of 12.52% from last year, and was primarily due to the increase in the number of takeoffs and landings of the Group, the Group increased the frequency of various international long-haul routes such as Europe, the United States and Australia, and the adjustment of pricing standards of China’s airports since April 2017 in accordance with the “Circular on Printing and Distributing Plan for Adjusting Charge Standards of Civil Airports” (CAAC 2017 Notice No.18), resulting in a rise in domestic as well as international take-off and landing charges. In 2018, the Group’s depreciation and amortisation amounted to RMB15,313 million, representing an increase of 9.62% from last year, and was primarily due to the increase in aircraft and engines (self-owned and under finance leases) added to the Group’s fleet in 2018, leading to an increase in the original value of fixed assets and a corresponding increase in depreciation. In 2018, the Group’s wages, salaries and benefits amounted to RMB22,134 million, representing an increase of 8.93% from last year, and was primarily due to the combined effect of the increase in the number of aircrew and, the increase in flight hours and the rise in the standard flight hour fees. 42 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis In 2018, the Group’s aircraft maintenance expenses amounted to RMB3,738 million, representing a decrease of 30.08% from last year, and was primarily due to the decrease in the number of engines sent for maintenance in 2018, while there were A330 aircraft retired in 2017. In 2018, the Group’s research and development expenses amounted to RMB135 million, representing an increase of 46.74% from last year, and was primarily due to the increase of research and development projects. In 2018, the Group’s catering supply expenses amounted to RMB3,383 million, representing an increase of 9.48% from last year, and was primarily due to the increase in the number of passengers in carriage and the rise in the standards required for the provision of catering. In 2018, the Group’s other operating lease rentals amounted to RMB928 million, representing a increase of 11.00% from last year, and was primarily due to the expansion of the scale of Group, leading to an increase in the rentals for office premises and VIP rooms. In 2018, the Group’s selling and marketing expenses amounted to RMB3,807 million, representing an increase of 15.57% from last year, and was primarily due to the increase in the Group’s business volume followed by an increase in sales expenses. In 2018, the Group’s ground service and other expenses amounted to RMB2,845 million, representing a decrease of 12.41% from last year, and was primarily due to the decrease in the cost of subsidiaries for ancillary businesses. In 2018, the Group’s indirect operating expenses amounted to RMB5,217 million, representing an increase of 7.86% from last year, which was primarily due to the expansion of fleet scale of the Group, which led to a corresponding increase in relevant expenses. Other operating income and gains In 2018, the Group’s other operating income amounted to RMB6,592 million, representing a decrease of 11.88% from last year, primarily due to the gains from transfer of 100% equity interests in Eastern Logistics by the Group in 2017 while there was no such gain in 2018. Further, the Group achieved gains from the disposal of fixed assets and the revenue of co-operation routes. Finance Income/Costs In 2018, the Group’s finance income was RMB110 million, representing a decrease of 94.79% from the same period last year. Finance costs amounted to RMB5,767 million, representing an increase of 81.12% from the same period last year, primarily due to the RMB2,001 million net exchange gains arose from the appreciation of Renminbi in 2017, while there was net exchange losses amounted to RMB2,040 million arose from the depreciation of Renminbi in 2018. Profit Net profit attributable to equity holders of the Company in 2018 was RMB2,698 million, representing a decrease of 57.46% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.19. Liquidity and Capital Structure As at 31 December 2018, the Group had total assets of RMB239,017 million, representing an increase of 4.04% from 31 December 2017. Its debt ratio was 74.23%, representing a 0.19 percentage point decrease from 31 December 2017. In particular, the Group’s total current assets amounted to RMB15,932 million, accounted for 6.67% of the total assets and represented a decrease of 12.91% from 31 December 2017. The Group’s non-current assets amounted to RMB223,085 million, accounted for 93.33% of the total assets and represented an increase of 5.51% from 31 December 2017.43

Review of Operations and Management’s Discussion and Analysis As at 31 December 2018, the Group had total liabilities of RMB177,416 million, comprising current liabilities of RMB73,064 million which accounted for 41.18% of total liabilities, and non-current liabilities of RMB104,352 million which accounted for 58.82% of total liabilities. Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank As at 31 December 2018, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB55,152 million, representing a decrease of 13.56% from RMB63,801 million as at 31 December 2017. The breakdown by currencies is as follows: RMB equivalent borrowings due within one year, bonds payable due within one year and obligations under finance leases due within one year) Currency 2018 2017 Movement (%) amounted to RMB38,629 million, representing a decrease of 20.07% from 31 December 2017. USD 3,139 7,555 -58.45 SGD 2,503 2,435 2.79 Among the non-current liabilities, interest-bearing liabilities EUR 3,566 4,921 -27.54 (long-term bank borrowings, bonds payable and obligations under KRW 1,072 1,058 1.32 finance leases) amounted to RMB93,950 million, representing an RMB 41,778 47,832 -12.66 increase of 14.10% from 31 December 2017. JPY 3,094 — — In 2018, the Group proactively adjusted the structure of its Total 55,152 63,801 -13.56 RMB equivalent Movement Currency 2018 2017 (%) USD 25,376 29,254 -13.26 SGD 514 627 -18.02 JPY 226 264 -14.39 HKD 592 675 -12.30 RMB 50,719 36,048 40.70 Total 77,427 66,868 15.79 foreign currency obligations by substantially reducing its USD- denominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2018, the breakdown of the Group’s interest-bearing obligations by currencies is as follows: Unit: RMB million As at 31 December 2018, the Group’s interest-bearing liabilities included obligations under finance leases equivalent to RMB77,427 million, representing an increase of 15.79% from RMB66,868 million as at 31 December 2017. The Group’s obligations under finance leases were mostly based on floating rate. The breakdown by currencies is as follows: As at 31 December 2018 RMB equivalent As at 31 December 2017 Currency Amount Percentage (%) Amount Percentage (%) Movement (%) USD 28,515 21.51 36,809 28.17 -22.53 RMB 92,497 69.77 83,880 64.19 10.27 Others 11,567 8.72 9,980 7.64 15.90 Total 132,579 100 130,669 100 1.46 44 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and
Management's Discussion and Analysis

## Interest Rate Fluctuation

The Group's total interest-bearing liabilities (including long-term and short-term bank borrowings, finance leases payables, bonds payable and super short-term debentures) as at 31 December 2017 and 31 December 2018 were equivalent to RMB130,669 million and RMB132,579 million, respectively, of which short-term liabilities accounted for 36.99% and 29.14%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2017 and 31 December 2018, the Group's interest-bearing liabilities denominated in USD accounted for 28.17% and 21.51%, respectively, of total liabilities while liabilities denominated in RMB accounted for 64.19% and 69.77%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group's finance costs. As at 31 December 2017, the outstanding foreign currency interest rate swap contracts held by the Group amounted to a notional principal amount of approximately USD1,420 million, of which USD1,102 million as at 31 December 2018 will expire between 2019 and 2025.

## Exchange Rate Fluctuation

As at 31 December 2018, the Group's total interest-bearing liabilities denominated in foreign currencies amounted to RMB40,082 million, of which USD liabilities accounted for 71.14% of the liabilities. Therefore, a significant fluctuation in the exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. As at 31 December 2017, the outstanding foreign currency hedging contracts held by the Group amounted to a notional principal amount of USD829 million, of which USD655 million as at 31 December 2018 will expire in 2019.

In 2017, the Group's net exchange gain amounted to RMB2,001 million. In 2018, the Group's net exchange loss amounted to RMB2,040 million, representing a decrease of 201.95% from last year.

## Analysis on Investment

**1. Significant equity investment**

**(1) Investment in securities**

| Type of securities | Stock Code | Stock abbreviation | Initial investment (RMB) | Shareholdings (share) | Closing book value at the end of the Reporting Period | Percentage of total investment at the end of the Reporting Period (%) | Profit and loss during the Reporting Period (RMB) |
|---|---|---|---|---|---|---|---|
| Share | 00696 | TravelSky | 18,503,000 | 29,055,000 | 510,471,938 | 84.18 | — |
| Share | 600000 | Pudong Development Bank | 122,144,004 | 9,790,691 | 95,948,772 | 15.82 | -27,316,028 |
| Other securities investments held at the end of the Reporting Period | | | / | / | / | / | / |
| Profit and loss on securities investments sold during the Reporting Period | | | / | / | / | / | / |
| **Total** | | | 140,647,004 | / | 606,420,710 | 100.00 | -27,316,028 |

45

Review of Operations and
Management's Discussion and Analysis

(2) Equity held in unlisted financial enterprises

*Unit: RMB'000*

| Name of investee | Initial amount of investment | Number of shares held (shares) | Percentage of equity in the company | Carrying amount at the end of the Reporting Period | Profit or loss during the Reporting Period | Change in owner's equity during the Reporting Period | Accounting item | Source of share |
|---|---|---|---|---|---|---|---|---|
| Eastern Air Finance | 486,902 | – | 25% | 630,919 | 42,192 | -43,397 | Long-term equity investment | Investment |
| **Total** | 486,902 | – | 25% | 630,919 | 42,192 | -43,397 | / | / |

## 2. Explanation of changes in assets measured at fair value and major asset measurement attributes

*Unit: RMB'000*

| Item name | Balance at the beginning of the Reporting Period | Balance at the end of the Reporting Period | Change for the period | Profit for the period |
|---|---|---|---|---|
| Interest rate swap contracts | 137,477 | 222,839 | 85,362 | 5,644 |
| Forward foreign exchange contracts | -310,880 | -29,135 | 281,745 | -397,205 |
| **Total** | -173,403 | 193,704 | 367,107 | -391,561 |

## 3. Analysis on major subsidiaries and joint ventures

*Unit: RMB million*

| Name of subsidiaries and joint ventures | Revenue | Year-on-year increase (%) | Net profit | Year-on-year increase (%) | Total assets | Net assets | Gearing Ratio (%) |
|---|---|---|---|---|---|---|---|
| Eastern Air Jiangsu | 9,313 | 12.79% | 305 | -47.14% | 10,798 | 3,929 | 63.61% |
| Eastern Air Wuhan | 4,559 | 6.30% | 219 | -50.90% | 7,285 | 3,707 | 49.11% |
| Eastern Air Yunnan | 10,523 | 17.72% | 340 | -51.08% | 16,397 | 6,988 | 57.38% |
| Shanghai Airlines | 14,036 | 12.64% | 600 | -50.17% | 20,793 | 2,921 | 85.95% |
| China United Airlines | 5,660 | 12.46% | 882 | 9.02% | 12,474 | 4,135 | 66.85% |
| Shanghai Flight Training | 875 | 11.04% | 397 | 17.11% | 2,237 | 1,250 | 44.12% |
| Eastern Technology | 7,708 | 6.38% | -62 | -44.64% | 5,702 | 3,939 | 30.92% |
| Shanghai Airlines Tours | 2,273 | -1.86% | -20 | -174.07% | 431 | 36 | 91.65% |

46 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis (1) Eastern Air Jiangsu The Company’s controlling subsidiary Eastern Air Jiangsu was established in 1993, with a registered capital of RMB2,000 million. In 2018, Eastern Air Jiangsu achieved revenue of RMB9,313 million, representing a 12.79% increase from last year. Its net profit achieved RMB305 million, representing a 47.14% decrease from last year. Passenger traffic volume was 16,889.46 million passenger-kilometres, representing a 5.55% increase from last year. The passengers carried were 12,709,100 persons, representing an 8.79% increase from last year. As of the end of 2018, Eastern Air Jiangsu operated a total of 64 A320 series aircraft. (2) Eastern Air Wuhan The Company’s controlling subsidiary Eastern Air Wuhan was established in 2002, with a registered capital of RMB1,750 million. In 2018, Eastern Air Wuhan achieved revenue of RMB4,559 million, representing a 6.30% increase from last year. Its net profit achieved RMB219 million, representing a 50.90% decrease from last year. Passenger traffic volume was 6,935.21 million passenger-kilometres, representing a 2.86% increase from last year. The passengers carried were 6,187,900 persons, representing a 2.86% increase from last year. As of the end of 2018, Eastern Air Wuhan operated a total of 32 B737 series aircraft. (3) Eastern Air Yunnan The Company’s controlling subsidiary Eastern Air Yunnan was established in 2010, with a registered capital of RMB3,662 million. In 2018, Eastern Air Yunnan achieved revenue of RMB10,523 million, representing a 17.72% increase from last year. Its net profit achieved RMB340 million, representing a 51.08% decrease from last year. Passenger traffic volume was 17,223.40 million passenger-kilometres, representing an 11.79% increase from last year. The passengers carried were 13,388,300 persons, representing a 13.28% increase from last year. As of the end of 2018, Eastern Air Yunnan operated 78 B787-9 and B737 series aircraft in aggregate. (4) Shanghai Airlines The Company’s wholly-owned subsidiary Shanghai Airlines was established in 2010, with a registered capital of RMB500 million. In 2018, Shanghai Airlines achieved revenue of RMB14,036 million, representing a 12.64% increase from last year. Its net profit achieved RMB600 million, representing a 50.17% decrease from last year. Passenger traffic volume was 24,787.90 million passenger-kilometres, representing a 9.62% increase from last year. The passengers carried were 17,182,700 persons, representing an 11.58% increase from the previous year. As of the end of 2018, Shanghai Airlines operated 105 B787-9, A330 series and B737 series aircraft in aggregate. (5) China United Airlines The Company’s wholly-owned low-cost airline China United Airlines was established in 1984, with a registered capital of RMB1,320 million. In 2018, China United Airlines achieved revenue of RMB5,660 million, representing a 12.46% increase from last year. Its net profit achieved RMB882 million, representing a 9.02% increase from last year. Passenger traffic volume was 10,239.33 million passenger-kilometres, representing an 8.78% increase from last year. The passengers carried were 8,301,400 persons, representing an 8.30% increase from the previous year. As of the end of 2018, China United Airlines operated a total of 49 B737 series aircraft. 47

Review of Operations and Management’s Discussion and Analysis Pledges on Assets and Contingent Liabilities The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2017, the value of the Group’s assets used to secure certain bank loans was RMB11,207 million. As at 31 December 2018, the value of the Group’s assets used to secure certain bank loans was RMB11,752 million, representing a year-on-year increase of 4.86%. As at 31 December 2018, the Group had no significant contingent liabilities. Capital Expenditure The foreseeable capital requirements of the Group are primarily from maintaining its daily operations, purchase of aircraft, engines and equipment and investment in fixed assets projects. According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2018, the Group expected its future capital expenditures on aircraft and engines to be approximately RMB70,998 million in total, including the expected capital expenditure in 2019 being approximately RMB29,187 million. Fixed assets investment mainly comprise infrastructure projects such as the CEA base project at the Beijing new airport, the CEA base project at the Chengdu new airport, the CEA base phase I project at the Qingdao new airport and the business office at the Guangzhou Baiyun International Airport. In 2019, the Group plans to finance through a combination of income from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangements in order to ensure smooth operation of the Group. Introduction of Aircraft and Related Equipment and Financing Plan (1) Capital expenditure plan and delivery plan of aircraft and related equipment in the future 3 years According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2018, the Group expected its future capital expenditures on aircraft and engines to be approximately RMB70,998 million in total, including the expected capital expenditure of approximately RMB29,187 million, RMB24,735 million and RMB11,809 million, respectively from 2019 to 2021. The capital requirements of the Group may vary due to factors such as entering into new purchase contracts for aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index. (2) Fund distribution for introduction of aircraft and related equipment In 2018, the Group has met the needs of the introduction of aircraft and related equipment through operating income, existing bank credit limit, bank loans, leasing arrangements and other external financing methods. We introduced 53 aircraft through self-purchase, financial leasing, operating lease or sale-leaseback (3) The maintenance policy, expenses and depreciation costs of aircraft In 2018, the repair cost of aircraft and engine of the Group was RMB3.738 billion and depreciation cost of aircraft and engine was RMB13.496 billion. For details of the Group’s aircraft maintenance policy, please refer to “Maintenance and overhaul costs” in “2.4 Summary of Significant Accounting Policies” in the notes to the financial statements prepared by the Company in accordance with the International Financial Reporting Standards. Material Asset Impairment The Company has not recorded any material asset impairment during 2018. 48 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and
Management's Discussion and Analysis

## Route Network

In 2018, the Group launched new routes mainly including routes from Shanghai to Stockholm, Shanghai to London Gatwick, Shanghai to Dubai, Shanghai via Xi'an to Saint Petersburg, Shanghai via Xi'an to Madrid and Beijing to Shenzhen, and increased the frequency of routes from Shanghai to Chengdu, Shanghai to Guangzhou, Shanghai to Chongqing, Shanghai to Xi'an, Beijing to Guangzhou, Beijing to Chengdu and Shanghai to Macau. As at the end of 2018, through connecting with the route networks of SkyTeam Airline Alliance partners, the Company's route network reached 1,150 destinations in 175 countries and regions.

In 2019, the Group will comprehensively assess factors including macro-economy, geopolitics, market demand, aviation right resources and the Group's development strategy, hub construction and route network overall layout, etc. Through opening new routes such as from Shanghai to Budapest, Iwate Prefecture, Mandalay, Hanoi and Yangon, Beijing to Hong Kong and Qingdao to Paris and Dubai, increasing current routes and launching multi-level cooperation with both internal and external partners of SkyTeam Airline Alliance in code sharing and route joint operation, we will continuously expand and optimize the Group's route network.

## Human Resources

As at 31 December 2018, the Group had 77,005 employees, the majority of whom were located in the PRC. The wages of the Group's employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees.

| | |
|---|---|
| Total number of staff | 77,005 |
| Number of staff of the Company | 43,256 |
| Number of staff of major subsidiaries | 33,749 |
| Number of retired staff whose expenses are committed by the Company and major subsidiaries | 5,021 |

**Composition of professionals**

| Category of Professionals | Number of Professionals |
|---|---|
| Pilots | 7,634 |
| Flight attendants and other aircrew | 19,909 |
| Maintenance personnel | 12,262 |
| Ground services and others | 26,812 |
| Operation control | 1,780 |
| Information technology | 1,025 |
| Sales and marketing | 3,978 |
| Management | 3,605 |
| **Total** | **77,005** |

**Education level**

| Category of Education Level | Number of Staff |
|---|---|
| Master and above | 2,040 |
| Bachelor | 32,349 |
| Non-degree tertiary | 28,725 |
| Other | 13,891 |
| **Total** | **77,005** |

49

Review of Operations and Management’s Discussion and Analysis Pilot training conditions and changes In 2018, the Group added 380 new captains and 551 new deputy pilots. The annual average flight hours of captains were 863 hours and the annual average flight hours of deputy pilots were 851 hours. Remuneration policies In order to cater for the demand for the Group’s strategic development, the Group improved the structure of its remuneration distribution system, optimized the protection and motivation effects of salaries, and reasonably protected the legal rights of the employees and the Group. According to the Labour Contract Law of the PRC and the relevant laws and regulations, the Group has established the work position and remuneration system, namely the Ground Crew work position and remuneration system and Flight-crew work position and remuneration system. The salaries of ground crew compose of basic salary, wage for seniority, position-points salary scheme, performance bonus, allowances and benefits. The salaries of flight-crew compose of basic salary, flight hour fees, flight benefits and other incentives. Training program Management Personnel Training With “Achieving Mutual Development of Employees and the Company” as its objective, the Group aims to build a “world-class” talent team, strives to establish various platforms for its employees’ growth and advocates and encourages its employees to establish their positions to achieve enhancement of work ability and self-worth. In 2018, the Group commenced domestic training for international strategy seminars and training for performance enhancement of safety management personnel for the first time. The Group completed according to plan the “Swallow Flies Eagle Wings” management talent team training program, the “Sailing Program”, the “Spark Program” and the Lean Six Sigma Management black belt training program, and carried out rotation. Core Technician Training In order to cater for the international development demand of the Group’s global route network and the enhancement of long-haul flight capability, the Group continuously introduced advanced aircraft models including A320NEO, A350-900 and B787-9. In 2018, the Group carried out all-round trainings for cabin, ground and maintenance personnel of A350-900 and B787-9, which were introduced for the first time, to ensure the safe operation of new aircraft models. In 2018, the Group launched combined training programs for crews, combining courses such as dangerous goods transportation training, air defense security and explosion- proof platform construction training and air emergency rescue training with CRM (crew resource management) for the first time in the industry. The CRM combination training covered more than 20,000 crew members of the Group, effectively improved the coordination, emergency response and air safety risk management capability between crew members. Research Center, as a wholly-owned subsidiary of the Company, is responsible for cultivating high-skilled talents in the civil aviation industry and inheriting and promoting the spirit of civil aviation. In 2018, Research Center was awarded the title of “Outstanding Contribution Unit for National Skilled Talents Cultivation” by the Ministry of Human Resources and Social Security. 50 China Eastern Airlines Corporation Limited | 2018 Annual Report

Review of Operations and Management’s Discussion and Analysis Backup Talents Training The Group is committed to strengthening the establishment of talent team. The Group has opened up the channels for talent growth, accomplishments and success, implemented market-based compensation, established and improved the reserve talent training system with “Swallow Flies Eagle Wings” program as the focus and vigorously carried out the establishment of “Captain, Chief Attendant and Section Chief” teams at fundamental level. Through the construction and operation of Research Center, the Group has provided professional and diversified trainings for employees in different positions with different working patterns to enhance their business skills and management capabilities. Enhancement of Learning Platform The Group has managed training through research and development and driven research and development through business, explored research topics and projects in actual operation and vigorously promoted the implementation of results of research projects through technical cooperation, innovation and technology investment. Through the comprehensive analysis of the Group’s safety operation and flight training, three research and analysis platforms for “Human, Fleet and Environment” in flight operations, i.e. the analysis platform for human factor in flight operation, the analysis platform for fleet maintenance and the analysis platform for safe operational environment, have been established. The platforms form a set of mutually-enhanced closed-loop system research program. The Group has focused on developing a distance learning platform to integrate online and offline training resources, strengthened training and teaching results and formed a comprehensive teaching model. The Group has established innovation studios to explore research and development projects, invested in research and innovation and promoted results through the projects. The Group has cooperated with colleges, universities and research institutions to carry out innovation pilots and commence intensive professional trainings. Critical Accounting Policies Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. Our audited consolidated financial statements have been prepared in accordance with IFRSs. Our principal accounting policies are set forth in Note 2.4 to our audited consolidated financial statements. IFRSs requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates and assumptions made in the preparation of these financial statements are identified and set forth in Note 3 to our audited consolidated financial statements. 51

Review of Operations and Management’s Discussion and Analysis Taxation The Company is subject to income tax at a rate of 25% (2017: 25%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB267 million as at 31 December 2018 (2017: RMB167 million), which can be used to set off future taxable income between 2019 and 2023. Enterprise Income Tax of Overseas Non-Resident Enterprises In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends. Individual Income Tax of Overseas Individual Shareholders In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (([1994]020)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises. 52 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2018. Group Results For further discussion and analysis on the business of the Group for the year ended 31 December 2018, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group’s business development in the future is set out in Chairman’s Statement from page 20 to page 27 and Review of Operations and Management’s Discussion and Analysis from page 30 to page 52 of this annual report. The results of the Group for the year ended 31 December 2018 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRSs and PRC Accounting Standards, are set out in the financial statements. The geographical analysis of the Group’s revenue from its business is as follows: Revenue PRC Accounting Standards IFRSs RMB million RMB million Domestic 76,480 76,517 Regional (Hong Kong, Macau and Taiwan) 34,433 34,744 International 4,017 4,017 Total 114,930 115,278 Dividend On 29 March 2019, the Board considered and approved the 2018 annual profit distribution proposal. According to the relevant requirements of the “Measures for the Administration of Securities Issuance and Underwriting” of the CSRC, “for issue securities by a listed company, in the event that any profit distribution proposal or proposal of conversion of the reserve into the share capital has not been submitted to its general meeting for voting or has been approved by the general meeting but has not yet been implemented, the issuance of securities shall proceed after such proposal has been implemented.” As the proposed non-public issuance of A shares of the Company is now under review by the CSRC and the project is strategically important to the Company, in order to guarantee the smooth progress of the proposed non-public issuance project, the Company intended not to proceed with cash dividend distribution or conversion of capital reserve into share capital for the year 2018, after comprehensively taking into account of the long-term development of the Company and the interests of all of its shareholders. The retained profits will be used to supplement the Company’s daily working capital, to fulfil the Company’s main business development needs. The Company has, for the years in 2016 and 2017, consecutively implemented profit distribution proposals to return to its investors. The accumulated profit distribution for the years in 2016, 2017 and 2018 amounted to RMB1,446.76 million, which has exceeded the requirement provided in the Articles, “the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years”.53

Report of the Directors

The independent non-executive Directors are of the view that the aforesaid 2018 annual profit distribution proposal of the Board has comprehensively considered the significance of the Company's proposed non-public offering of shares, taking into account of the Company's long-term development and the interests of all of its shareholders. The Board has performed the voting procedures for the matter in accordance with the requirements of relevant laws and regulations and considered that there is no circumstance detrimental to the interests of the Company's shareholders, especially to the minority shareholders of the Company. Meanwhile, it would help the Company to ensure smooth implementation of its major capital projects, facilitate the healthy and sustainable development of the Company.

The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2018 general meeting of the Company.

## Share Capital

As at 31 December 2018, the share structure of the Company is set out as follows:

| | | Total number of shares | Approximate percentage in shareholding (%) |
|---|---|---|---|
| I | **A shares** | 9,808,485,682 | 67.80 |
| | 1. Listed shares with trading moratorium | — | — |
| | 2. Listed shares without trading moratorium | 9,808,485,682 | 67.80 |
| II | **H shares** | 4,659,100,000 | 32.20 |
| III | **Total number of shares** | 14,467,585,682 | 100 |

Note:

As at 31 December 2018, all A shares of the Company were listed shares without trading moratorium. The total number of H shares of the Company amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 14,467,585,682 shares.

## Number of Shareholders

As at 31 December 2018, the total number of registered shareholders was 216,276.

## Substantial Shareholders

As at 31 December 2018, shareholders who were interested in 10% or more of any class of the issued share capital of the Company are set out as follows:

| Name | Class of shares | Number of shares | Approximate percentage of shareholding (%) |
|---|---|---|---|
| CEA Holding[1] | A shares | 5,530,240,000 | 38.23 |
| CES Global[2] | H shares | 2,626,240,000 | 18.15 |
| HKSCC Nominees Limited[3] | H shares | 4,183,861,179 | 28.92 |
| Delta[4] | H shares | 465,910,000 | 3.22 |

54 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange and so far as they were aware of, as at 31 December 2018:

(1) Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.

(2) Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding. On 20 March 2018, 260,000,000 H shares of the Company (which were listed shares without trading moratorium) were pledged to The Hong Kong and Shanghai Banking Corporation Limited by CES Global had been released. As of 31 December 2018, the CES Global continued to pledge the 700,000,000 H shares of the Company held by it. As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company. Please refer to the announcements of the Company dated 20 March 2018 and 30 August 2018 published on the website of the Hong Kong Stock Exchange for details.

(3) Among the 4,183,861,179 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4) Those H shares were held by Delta in the capacity of beneficial owner, and represented approximately 10.00% of the Company's then total issued H shares.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests.

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered Shareholders and the 10 largest registered Shareholders of shares with trading moratorium and the 10 largest registered Shareholders of shares without trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

**Shareholdings of top ten shareholders**

| Name of shareholders | Nature of shareholders | Percentage (%) | Shareholding as at the end of the Reporting Period | Increase/ (decrease) in shareholding during the Reporting Period | Share subject to trading moratorium held | Charged or locked-up shares |
|---|---|---|---|---|---|---|
| CEA Holding | State-owned legal person | 35.06% | 5,072,922,927 | 0 | – | Nil |
| HKSCC Nominees Limited | Overseas legal person | 28.92% | 4,183,861,179 | 1,357,890 | – | Unknown |
| China National Aviation Fuel Holding Company | State-owned legal person | 3.49% | 504,767,895 | 0 | – | Nil |
| Delta | Overseas legal person | 3.22% | 465,910,000 | 0 | – | Nil |
| Shanghai Licheng Information Technology Consulting Co., Limited | Domestic non-state-owned legal person | 3.22% | 465,838,509 | 0 | – | 465,838,509 Charged |
| CES Finance | State-owned legal person | 3.16% | 457,317,073 | 0 | – | Nil |
| China Securities Finance Corporation Limited | State-owned legal person | 2.97% | 429,673,382 | -188,113,893 | – | Nil |
| China COSCO Shipping Corporation Limited | State-owned legal person | 1.61% | 232,919,254 | 0 | – | Nil |
| Central Huijin Asset Management Co., Ltd. | State-owned legal person | 0.49% | 70,984,100 | 0 | – | Nil |
| Da Cheng Fund — Agricultural Bank of China — Da Cheng CSI Financial Assets Management Scheme | Unknown | 0.46% | 65,946,480 | 30,551,600 | – | Nil |

55

Report of the Directors

**Shareholdings of top ten shareholders without trading moratorium**

| Name of shareholders | Shareholding of shares without trading moratorium | Type of shares held and shareholding | |
|---|---|---|---|
| | | Type of shares held | Shareholding |
| CEA Holding | 5,072,922,927 | RMB-denominated ordinary shares | 5,072,922,927 |
| HKSCC Nominees Limited | 4,183,861,179 | Overseas listed foreign shares | 4,183,861,179 |
| China National Aviation Fuel Holding Company | 504,767,895 | RMB-denominated ordinary shares | 504,767,895 |
| Delta | 465,910,000 | Overseas listed foreign shares | 465,910,000 |
| Shanghai Licheng Information Technology Consulting Co., Limited | 465,838,509 | RMB-denominated ordinary shares | 465,838,509 |
| CES Finance | 457,317,073 | RMB-denominated ordinary shares | 457,317,073 |
| China Securities Finance Corporation Limited | 429,673,382 | RMB-denominated ordinary shares | 429,673,382 |
| China COSCO Shipping Corporation Limited | 232,919,254 | RMB-denominated ordinary shares | 232,919,254 |
| Central Huijin Asset Management Co., Ltd. | 70,984,100 | RMB-denominated ordinary shares | 70,984,100 |
| Da Cheng Fund – Agricultural Bank of China – Da Cheng CSI Financial Assets Management Scheme | 65,946,480 | RMB-denominated ordinary shares | 65,946,480 |
| Description of any related party or concert party relationship among the above shareholders | CES Finance is 100% held by CEA Holding. Among the 4,183,861,179 shares held by HKSCC Nominees Limited, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Global was 100% held by CEA Holding. The Company is not aware of any related party or concert party relationship among other top ten shareholders without trading moratorium. | | |

## Controlling Shareholder and De Facto Controller

### (1) Controlling Shareholder

| Name | CEA Holding |
|---|---|
| Person in charge or Legal representative | Liu Shaoyong |
| Date of establishment | 3 August 2002 |
| Major business activities | Principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in group company and its invested enterprises |
| Details of controlling interests and investments in other domestic and foreign listed companies during the Reporting Period | Nil |

### (2) De facto Controller

| Name | SASAC |
|---|---|
| Person in charge or Legal representative | Xiao Yaqing |

56 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors 100% 35.06% (A Shares) 100% 100% 3.16% (A Shares) 100% 18.15% (H Shares) (3) The graph of shareholding and control relationship between the Company, the de facto controller and controlling shareholders The following shows the situation as at 31 December 2018: direct shareholding indirect shareholding Purchase, Sale or Redemption of Securities During the year ended 31 December 2018, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed Securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Hong Kong Listing Rules). 57

Report of the Directors Significant Differences between the Corporate Governance Practices of the Company’s Home Jurisdiction and the Corporate Governance Practices required to be followed by U.S. Companies under the NYSE’s Listing Standards As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE, the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the “Independent Director Guidance”), but also Hong Kong laws and regulations, including the Hong Kong Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE’s listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective “home country” practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its “home country” differ from those required of U.S. companies under the NYSE’s listing standards. In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards: Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Hong Kong Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. As at 31 December 2018, the Company had five independent non-executive Directors out of a total of eight Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law and Hong Kong law to hold such executive sessions. Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities, and an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the “Working Rules of the Nominations and Remuneration Committee” was passed. The Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The “Working Rules of the Nominations and Remuneration Committee” is published on the Company’s website. 58 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nominations and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director. Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of three independent non- executive Directors, who also satisfy the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other members of senior management. Pre-emptive Rights Under the Articles and the laws of the PRC, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis. Sufficiency of Public Float Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2018 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Hong Kong Listing Rules. 59

Report of the Directors

## Change in Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period

| Name | Position | Sex | Age | Effective date of appointment | Expiry date of appointment | Shares held at the beginning of year (Shares) | Share held at the end of year (Shares) | Change in shares during the year |
|---|---|---|---|---|---|---|---|---|
| Liu Shaoyong* | Chairman | Male | 60 | 15 June 2016 | 30 June 2019 | – | – | – |
| Li Yangmin* | Director | Male | 55 | 15 June 2016 | 30 August 2018 | 3,960 | 3,960 | – |
| | President | | | 15 March 2019 | 30 June 2019 | – | – | – |
| | Vice President | | | 15 June 2016 | 15 March 2019 | – | – | – |
| Tang Bing* | Director | Male | 52 | 15 June 2016 | 30 August 2018 | – | – | – |
| | Vice President | | | 15 June 2016 | 15 March 2019 | – | – | – |
| Lin Wanli | Independent non-executive Director | Male | 57 | 30 August 2018 | 30 June 2019 | – | – | – |
| Li Ruoshan | Independent non-executive Director | Male | 70 | 15 June 2016 | 30 June 2019 | – | – | – |
| Ma Weihua | Independent non-executive Director | Male | 70 | 15 June 2016 | 30 June 2019 | – | – | – |
| Shao Ruiqing | Independent non-executive Director | Male | 61 | 15 June 2016 | 30 June 2019 | – | – | – |
| Cai Hongping | Independent non-executive Director | Male | 64 | 15 June 2016 | 30 June 2019 | – | – | – |
| Yuan Jun | Employee representative Director | Male | 58 | 8 February 2018 | 30 June 2019 | – | – | – |
| Xi Sheng* | Chairman of the Supervisory Committee | Male | 56 | 15 June 2016 | 30 June 2019 | – | – | – |
| Gao Feng | Employee representative Supervisor | Male | 55 | 30 August 2018 | 30 June 2019 | – | – | – |
| Li Jinde* | Supervisor | Male | 58 | 30 August 2018 | 30 June 2019 | – | – | – |
| Tian Liuwen* | Director | Male | 59 | 15 June 2016 | 30 August 2018 | – | – | – |
| | Vice President | | | 15 June 2016 | 30 June 2019 | – | – | – |
| Wu Yongliang* | Vice President, Chief Financial Officer | Male | 55 | 15 June 2016 | 30 June 2019 | 3,696 | 3,696 | – |
| Feng Liang | Vice President | Male | 54 | 15 June 2016 | 30 June 2019 | – | – | – |

60 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors

| Name | Position | Sex | Age | Effective date of appointment | Expiry date of appointment | Shares held at the beginning of year (Shares) | Share held at the end of year (Shares) | Change in shares during the year |
|---|---|---|---|---|---|---|---|---|
| Feng Dehua | Vice President | Male | 53 | 25 December 2017 | 30 June 2019 | – | – | – |
| Jiang Jiang | Vice President | Male | 54 | 22 February 2017 | 30 June 2019 | – | – | – |
| Wang Jian | Board Secretary Company Secretary | Male | 45 | 15 June 2016 | 30 June 2019 | – | – | – |
| Ma Xulun* | Vice Chairman, President | Male | 54 | 15 June 2016 | 1 February 2019 | – | – | – |
| Xu Zhao* | Director | Male | 50 | 15 June 2016 | 6 February 2018 | – | – | – |
| Gu Jiadan* | Director | Male | 62 | 15 June 2016 | 30 August 2018 | – | – | – |
| Ba Shengji* | Supervisor | Male | 61 | 15 June 2016 | 30 August 2018 | – | – | – |
| Hu Jidong* | Supervisor | Male | 60 | 15 June 2016 | 30 August 2018 | – | – | – |
| Feng Jinxiong | Supervisor | Male | 55 | 15 June 2016 | 13 July 2018 | – | – | – |
| Jia Shaojun* | Supervisor | Male | 51 | 15 June 2016 | 30 August 2018 | – | – | – |
| Guo Junxiu* | Chief legal adviser | Male | 53 | 30 August 2018 | 15 February 2019 | – | – | – |
| **Total** | **/** | **/** | **/** | **/** | **/** | **7,656** | **7,656** | **0** |

* Such Director or Supervisor received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

**Mr. Liu Shaoyong,** is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently the member of the 13th National Committee of the Chinese People's Political Consultative Conference, the council member of International Air Transport Association, and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

61

Report of the Directors Mr. Li Yangmin, is currently the President and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department () of Northwest Company (), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He served as the vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer. Mr. Tang Bing, was a Director and vice president of the Company during the Reporting Period and is currently a vice party secretary of the Company and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of (MTU Maintenance Zhuhai Co., Limited), office director of China Southern Airlines Holding Company and president of (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. Since February 2019, he served as a director and vice party secretary of CEA Holding. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer. Mr. Lin Wanli, is currently an independent Director of the Company. Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and the chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of Central Enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. Since August 2018, he has served as an independent Director of the Company. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist. 62 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors Mr. Li Ruoshan, is currently an independent non-executive Director of the Company. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He has studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States and other famous universities. Mr. Li was a deputy director of the Accounting Department of the School of Economics and a deputy dean of the School of Economics and of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial Department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has been an independent non- executive Director of the Company since June 2013. He is also the independent director of companies such as SAIC Motor Corporation Limited, Shenzhen Yantian Port Chukong Logistics Co., Ltd. and Shanghai Zhangjiang Hi-tech Park Development Co., Ltd., supervisor of Industrial Bank Co., Ltd. and a director of Jiangsu Zhongnan Construction Group Co., Ltd. Mr. Ma Weihua, is currently an independent non-executive Director of the Company. Mr. Ma is currently the director-general of Council of National Fund for Technology Transfer and Commercialization and One Foundation. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma has been the independent non-executive Director of the Company since October 2013. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited and Legend Holdings Corporation and other companies at the same time, a supervisor of Taikang Life Insurance Co., Limited and chairman of Bison Finance Group Limited. Mr. Shao Ruiqing, is currently an independent non-executive Director of the Company. Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director of the Company since June 2015. Mr. Shao is also an independent director of Tibet Urban Development And Investment Co., Ltd, Huayu Automotive Systems Company Limited and Shanghai Carthane Co., Ltd. Mr. Cai Hongping, is currently an independent non-executive Director of the Company. Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong, special administrative region of China. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director of the Company. Mr. Cai is also an independent non-executive director of China Oceanwide Holdings Limited, an external director of China Minmetals Corporation and an independent director of COSCO SHIPPING Development Co., Ltd. Mr. Cai graduated from Fudan University, majoring in mass communications.63

Report of the Directors Mr. Yuan Jun, is currently an employee representative Director and chairman of the labour union of the Company and an employee representative director and chairman of the labour union of CEA Holding. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He has served as an employee representative director of CEA Holding from December 2017, an employee representative Director of the Company since February 2018, the chairman of the labour union of the Company since April 2018 and the chairman of the labour union of CEA Holding since May 2018. Mr. Yuan is also the vice president of the Shanghai Technician Association. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist title. Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company, vice president, party member, chief auditor and director of audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute ( ). He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018 and the director of audit department of CEA Holding since November 2018. Since January 2018, he served as the vice president and party member of CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of the 2nd session of supervisory committee of China Association for Public Companies. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA). Mr. Gao Feng, is currently an employee representative supervisor and vice chairman of the labour union of the Company and the vice chairman of the labour union of CEA Holding. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of the Shanxi Branch of the Company. He served as the party secretary of the Shanxi Branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He has served as the executive vice chairman of the labour union and director of the labour union office of the Company since October 2015, the vice chairman of the labour union of CEA Holding since April 2018 and an employee representative Supervisor of the Company since August 2018. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an executive master’s degree in business administration from Fudan University. He obtained a senior political work specialist title. Mr. Li Jinde, is currently a Supervisor of the Company and the director of strategic development department of CEA Holding. Mr. Li joined the civil aviation industry in 1989 and worked successively in the Northwest Regional Administration of Civil Aviation Administration of China and investment companies under CEA Holding. He served as a deputy manager of living services centre of Northwest Regional Administration of Civil Aviation Administration and the president of Development Company from March 1992 to April 1999, and the president of Shanghai Eastern Airline Real Estate Operation Company and the chairman and president of 64 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors Shanghai Eastern Airline Real Estate Investment Co., Ltd. from April 1999 to May 2006. He successively served as the president, vice party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Co., Limited from May 2006 to December 2017. He has served as the director of strategic development department of CEA Holding since December 2017 and a Supervisor of the Company since August 2018. Mr. Li graduated from the Faculty of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He obtained the title of intermediate economist. Mr. Tian Liuwen, is currently a vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Limited, from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. From June 2015 to August 2018, he served as a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist. Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company, and vice president, chief accountant and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president of the Company since December 2011. He has been a vice president and party member of CEA Holding since November 2017. Since June 2018, he has served as the chief accountant of CEA Holding. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds an MBA degree and is a certified accountant. Mr. Feng Liang, is currently a vice president of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique ( ) after it was established in September 2006 until November 2018. He served as the chief engineer of the Company from August 2010 to March 2018, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. Mr. Feng graduated from Civil Aviation University of China, majoring in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University. Mr. Feng Dehua, is currently a vice president of the Company and the deputy head of party disciplinary inspection group of CEA Holding. Mr. Feng joined the civil aviation industry in 1989, and has successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to July 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From July 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing Branch of the Company. From 65

Report of the Directors August 2014 to December 2017, he was the secretary of the Disciplinary Committee of the Company. Since September 2014, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Mr. Feng graduated from Shanxi Finance and Economics Institute, majoring in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist. Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of China Eastern Airlines Wuhan Limited. He served as Director and general manager of China Eastern Airlines Wuhan Limited from June 2014 to April 2017. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as a vice president of the Company. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot. Mr. Wang Jian, is currently the Company’s Board secretary and head of the Board office. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He served as the Board secretary and the head of the Board office of the Company from April 2012 to May 2016. He ceased to serve as the head of the Board office in May 2016 and has served as the head of the Board office since May 2018. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Ma Xulun, was the vice chairman, president and vice party committee secretary of the Company, vice chairman, president and vice party secretary of CEA Holding during the Reporting Period. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. Mr. Ma served as the president and deputy party secretary of the Company from December 2008 to February 2019 and deputy party secretary of CEA Holding from December 2008 to November 2011. Mr. Ma was a Director of the Company from February 2009 to February 2019. Mr. Ma served as vice president of the Company from November 2011 to February 2019. He served as party secretary and vice president of CEA Holding from November 2011 to December 2016. He served as vice chairman, president and vice party secretary of CEA Holding from December 2016 to February 2019. Mr. Ma is also currently the deputy president of China Association for public companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC Certified Public Accountant (CPA). 66 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors Mr. Xu Zhao, was a Director of the Company, and the chief accountant of CEA Holding during the Reporting Period. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Mr. Xu has served as the chief accountant of CEA Holding from November 2006 to January 2018. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company from June 2012 to February 2018. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC. Mr. Gu Jiadan, was a Director during the Reporting Period. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Limited (). From May 2005 to August 2009, he was the vice president and a party member of Shanghai Airlines. From August 2009 to January 2010, he was the acting president of Shanghai Airlines. From January 2010 to December 2016, he was a party member and vice president of CEA Holding. From January 2010 to July 2011, he served as the party secretary of Shanghai Airlines Co., Limited. He was a Director of the Company from June 2012 to August 2018. Mr. Gu Jiadan holds a master’s degree and is a senior economist. Mr. Ba Shengji, was a Supervisor and the chairman of the labour union of CEA Holding during the Reporting Period. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. He was a Supervisor of the Company from June 2013 to August 2018. He served as the chairman of the labour union of CEA Holding from August 2013 to January 2018. Mr. Ba graduated from Shanghai Television University. Mr. Hu Jidong, was a Supervisor and chairman of the labour union of the Company and chief financial officer and vice chairman of the labour union of CEA Holding during the Reporting Period. Mr. Hu joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party work department of CEA Holding, and head of the party publicity department of CEA Holding. He was the chairman of the labour union of the Company from December 2011 to April 2018, deputy party secretary of the Company from August 2013 to December 2017, secretary of the disciplinary committee of the Company from August 2013 to August 2014, and Supervisor of the Company from June 2016 to August 2018. He served as the chief financial officer and vice chairman of the labour union of CEA Holding from November 2017 to June 2018. Mr. Hu graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management. Mr. Feng Jinxiong, was a Supervisor of the Company and consultant of the audit department of CEA Holding during the Reporting Period. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president and party secretary of CES Finance Holding Co., Limited, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of China Eastern Airlines Wuhan Limited from January 2007 to February 2009. He served as general manager of the Audit Department of the Company from February 2009 to December 2017. He was a Supervisor of the Company from March 2009 to July 2018. He has been the head of the audit department of CEA Holding from May 2014 to December 2017. He served as consultant of the audit department of CEA Holding from December 2017 to July 2018. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, and holds a master’s degree.67

Report of the Directors

**Mr. Jia Shaojun,** was a Supervisor during the Reporting Period. Mr. Jia was general manager of the finance department and secretary of party general branch of the finance department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the finance department of CEA Holding from May 2014 to December 2017. He acted as Supervisor of the Company from June 2016 to August 2018. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, and holds an executive MBA degree. He is qualified as a senior accountant.

**Mr. Guo Junxiu,** was the chief legal advisor of the Company during the Reporting Period. Mr. Guo joined the civil aviation industry in 2007 and successively worked in Shanxi University of Finance and Economics and Xiamen University. Since April 2007, he has served as the chief legal advisor of CEA Holding. Since May 2018, he has served as the data protection officer of the Company. He served as the chief legal advisor of the Company from August 2018 to February 2019, and has served as the chief legal officer of the Company since February 2019. Mr. Guo graduated from Xiamen University with a degree in international law and obtained a doctorate degree in law. He obtained the title of associate professor and the qualification of lawyer.

## Changes in the Members of the Board and Management Personnel

### Cessation

| Name | Date of Cessation | Reason for Change | Position |
|---|---|---|---|
| Xu Zhao | 6 February 2018 | Personal work reasons | Director and member of the Audit and Risk Management Committee of the Board |
| Feng Jinxiong | 13 July 2018 | Passed away due to illness | Supervisor |
| Li Yangmin | 30 August 2018 | Work arrangement | Director, member of the Aviation Safety and Environment Committee of the Board, member and chairman of the Planning and Development Committee of the Board |
| Gu Jiadan | 30 August 2018 | Work arrangement | Director |
| Tang Bing | 30 August 2018 | Work arrangement | Director, member of the Planning and Development Committee of the Board |
| Tian Liuwen | 30 August 2018 | Work arrangement | Director |
| Ba Shengji | 30 August 2018 | Work arrangement | Supervisor |
| Hu Jidong | 30 August 2018 | Work arrangement | Supervisor |
| Jia Shaojun | 30 August 2018 | Work arrangement | Supervisor |
| Ma Xulun | 1 February 2019 | Work arrangement | Vice chairman, Director, president, chairman of the Planning and Development Committee of the Board, member of the Aviation Safety and Environment Committee of the Board |
| Guo Junxiu | 15 February 2019 | Work arrangement | Chief legal adviser |
| Tang Bing | 15 March 2019 | Work arrangement | Vice president |

68 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors

**Appointment**

| Name | Date of Appointment | Reason for Change | Position |
|---|---|---|---|
| Yuan Jun | 8 February 2018 | Elected at the general meeting of the employee representatives | Employee representative Director |
| | 30 August 2018 | Appointed by the Board | Member of the Planning and Development Committee of the Board |
| Cai Hongping | 29 March 2018 | Appointed by the Board | Member of the Audit and Risk Management Committee of the Board |
| Ma Xulun | 30 August 2018 | Appointed by the Board | Member of the Planning and Development Committee of the Board |
| Guo Junxiu | 30 August 2018 | Appointed by the Board | Chief legal adviser |
| Lin Wanli | 30 August 2018 | Elected at the general meeting | Independent non-executive Director |
| | 30 August 2018 | Appointed by the Board | Member of the Aviation Safety and Environment Committee of the Board |
| Li Jinde | 30 August 2018 | Elected at the general meeting | Supervisor |
| Gao Feng | 30 August 2018 | Elected at the general meeting of the employee representatives | Employee representative Supervisor |
| Li Yangmin | 15 March 2019 | Appointed by the Board | President |

For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 6 February, 8 February, 29 March, 13 July, 8 August, 30 August 2018, 1 February, 15 February and 15 March 2019.

## Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Hong Kong Listing Rules

| Name | Name of corporate shareholders | Position(s) held in corporate shareholders | Date of appointment | Date of cessation |
|---|---|---|---|---|
| Li Yangmin | CEA Holding | Deputy general manager | August 2016 | February 2019 |
| | | Director, general manager | February 2019 | |
| | China Aircraft Services Limited | Director | June 2006 | March 2018 |
| | Eastern Air Yunnan | Chairman | November 2014 | April 2018 |
| | China Eastern Airlines Media Co., Ltd. | Chairman | June 2014 | February 2018 |
| | TravelSky Technology Limited | Director | December 2015 | January 2018 |
| | China Aviation Supplies Co., Limited | Chairman | October 2016 | March 2018 |
| | Research Center | Executive director | January 2018 | |
| | Central State-owned Enterprises Poverty Regional Industrial Investment Fund Co., Ltd. | Supervisor | April 2019 | |

69

Report of the Directors

| Name | Name of corporate shareholders | Position(s) held in corporate shareholders | Date of appointment | Date of cessation |
|---|---|---|---|---|
| Tang Bing | CEA Holding | Deputy general manager | December 2016 | February 2019 |
| | | Director, deputy secretary of party committee | February 2019 | |
| | Shanghai Airlines | Chairman, executive director | January 2012 | January 2018 |
| | Shanghai Eastern Airlines Investment Co., Limited | Chairman | January 2018 | |
| | TravelSky Technology Limited | Non-executive director | August 2018 | |
| Lin Wanli | China Construction Technology Group Co., Ltd. | Non-executive director | January 2018 | |
| Li Ruoshan | Xian Shaangu Power Co., Ltd. | Independent director | November 2013 | May 2018 |
| Ma Weihua | RoadShow Holdings Limited | Non-executive director | November 2017 | March 2018 |
| | Bison Finance Group Limited (Previously known as RoadShow Holdings Limited) | Non-executive director | March 2018 | May 2018 |
| | Bison Finance Group Limited | Chairman of the company | May 2018 | |
| Shao Ruiqing | Shenzhen Guangju Energy Co., Ltd. | Independent director | May 2015 | April 2018 |
| Cai Hongping | China Minmetals Corporation | External director | December 2015 | March 2019 |
| Yuan Jun | CEA Holding | Head of human resources department | September 2016 | October 2018 |
| | CEA Holding | Chairman of labour union | May 2018 | |
| | Eastern Airlines Industry Investment | Director | November 2016 | January 2019 |
| | Eastern Air Wuhan | Chairman of the supervisory committee | July 2018 | |
| | Eastern Logistics | Chairman of the supervisory committee | November 2018 | |

70 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors

| Name | Name of corporate shareholders | Position(s) held in corporate shareholders | Date of appointment | Date of cessation |
|---|---|---|---|---|
| Xi Sheng | CEA Holding | Deputy general manager, member of party committee | January 2018 | |
| | CEA Holding | General manager of audit department | November 2018 | |
| | Eastern Airlines Industry Investment | Chairman | November 2016 | February 2019 |
| | Eastern Logistics | Chairman of the supervisory committee | June 2017 | November 2018 |
| | China Air Express Co., Ltd. | Vice chairman | March 2018 | |
| | Shanghai Shine-link International Logistics Co., Ltd. | Director | March 2018 | |
| Gao Feng | CEA Holding | Vice chairman of labour union | April 2018 | |
| Tian Liuwen | Eastern Air Jiangsu | Chairman | January 2018 | |
| Wu Yongliang | CEA Holding | Chief accountant | June 2018 | |
| | Eastern Air Wuhan | Chairman | April 2009 | April 2018 |
| | Shanghai Airlines | Executive director | January 2018 | |
| | Eastern Air Yunnan | Chairman | April 2018 | |
| | China National Aviation Corporation (Hong Kong) Limited | Vice chairman | June 2018 | |
| Feng Liang | Eastern Technology | General manager | March 2018 | November 2018 |
| | China Aircraft Services Limited | Director | March 2018 | |
| Feng Dehua | Eastern Air Wuhan | Chairman | April 2018 | |
| Wang Jian | Eastern Airlines Industry Investment | Director, general manager | November 2016 | February 2019 |
| | Eastern Airlines Industry Investment | Chairman | February 2019 | |
| Ma Xulun | CEA Holding | Vice chairman, general manager, deputy secretary of party committee | December 2016 | January 2019 |
| Xu Zhao | CEA Holding | Chief accountant | November 2006 | January 2018 |
| | China Air Express Co., Ltd. | Vice chairman | October 2011 | March 2018 |
| | China National Aviation Corporation (Hong Kong) Limited | Vice chairman | May 2013 | May 2018 |
| | Shanghai Shine-link International Logistics Co., Ltd. | Director | July 2015 | March 2018 |

71

Report of the Directors Name Name of corporate shareholders shareholders appointment cessation Gu Jiadan Central State-owned Enterprises Poverty Regional Industrial Investment Fund Co., Ltd. Supervisor October 2016 December 2018 Ba Shengji CEA Holding Chairman of labour union August 2013 January 2018 Hu Jidong CEA Holding Chief economist, vice chairman of labour union Eastern Air Wuhan Chairman of the supervisory committee November 2017 June 2018 February 2012 July 2018 Eastern Air Jiangsu Chairman September 2013 January 2018 Eastern Air Yunnan Supervisor September 2013 July 2018 Shanghai Airlines Supervisor December 2013 July 2018 Research Center Executive director June 2015 January 2018 Jia Shaojun CEA Development Co., Limited Director December 2014 August 2018 China Eastern Air Catering Investment Co., Limited Director December 2015 August 2018 Eastern Airlines Industry Investment Director November 2016 August 2018 Shanghai Eastern Airlines Investment Co., Ltd. Director December 2015 March 2018 CES Global Holdings (Hong Kong) Limited Chairman January 2018 Air Union Insurance Brokers Co., Ltd. Director January 2018 Feng Jinxiong China Eastern Airlines Media Co., Ltd. Chairman of the supervisory committee April 2015 July 2018 CES Leasing Supervisor November 2014 July 2018 Shareholdings of Directors, Chief Executive, Supervisors and Senior Management Save as disclosed above, as at 31 December 2018, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors). 72 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors In 2018 and as at 31 December 2018, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company. As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO. Service Contracts of Directors and Supervisors None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Interests of Directors and Supervisors in Contracts None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term “contract of significance” having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Hong Kong Listing Rules). Management Contracts No contracts concerning the management and operation of the whole or any substantial part of the business of the Company were entered into or subsisted during the Reporting Period. Competing Interests During the Reporting Period, none of the Directors or the controlling Shareholders or each of their associates (as defined under the Hong Kong Listing Rules) had an interest in a business that competed with the Group or might compete with the business of the Group. Remuneration of Directors and Supervisors Details of the remuneration of Directors and Supervisors are set out in note 7 to the financial statements prepared in accordance with IFRSs. Major Suppliers and Customers In 2018, purchases by the Company from the largest and five largest suppliers accounted for 16.58% and 29.64%, respectively, of the operating expenditure of the Company. Total income from sales to the Company’s five largest customers amounted to approximately RMB25,116 million, accounting for 21.79% of the Company’s total revenue. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company’s share capital has any interest in any of the above mentioned suppliers and customers. Medical Insurance The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2018, the Group’s medical insurance contributions charged to profit or loss amounted to RMB706 million (2017: RMB663 million). Employees’ Retirement Scheme Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 41 to the financial statements prepared in accordance with IFRSs. 73

Report of the Directors Staff Housing Benefits Details of the Group’s staff housing benefits are set out in note 7 to the financial statements prepared in accordance with IFRSs Bank Loans and Other Borrowings Details of bank loans and other borrowings of the Company and the Group as at 31 December 2018 are set out in note 39 to the financial statements prepared in accordance with IFRSs. Interest Capitalized Interest capitalized by the Group as calculated in accordance with IFRSs for the year ended 31 December 2018 was RMB1,001 million. Property, Plant and Equipment Movements in property, plant and equipment of the Company and the Group for the year are set out in note 17 to the financial statements prepared in accordance with IFRSs. Reserves Details of movements in reserves of the Company and the Group for the year ended 31 December 2018 and profit distribution by the Company are set out in note 44 to the financial statements prepared in accordance with IFRSs. Donations During the year ended 31 December 2018, the Group made donations for charitable purposes amounting to approximately RMB3.83 million. Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company During the year ended 31 December 2018, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group. Permitted Indemnity Provision The Company has purchased and maintained directors’ liability insurance throughout the Reporting Period, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually. Material Litigation As at 31 December 2018, the Group was not included in any material litigation, arbitration or claim. Significant Events The Group wishes to highlight the following information: 1. On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The guarantee was considered and approved at the general meeting of the Company held on 8 February 2018. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 19 January and 8 February 2018. 74 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors 2. On 2 February 2018, the application for the listing of Japanese-denominated credit enhanced bonds of the Company was approved by Tokyo Stock Exchange. On 9 March 2018, the Company issued JPY-denominated credit enhanced bonds. On 19 March 2018, the Company listed JPY-denominated credit enhanced bonds. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 2 February, 9 March and 19 March 2018. 3. On 8 February, 21 June and 30 August 2018, the general meetings of the Company considered and approved the resolutions in relation to the amendments to certain provisions of the Articles, the rules for procedures for general meetings, the rules for the meeting of the board of directors and the rules for the meeting of the supervisory committee of the Company, respectively. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 8 February, 21 June and 30 August 2018. 4. On 10 July 2018, the resolution in relation to the proposed non-public issuance of A shares and H shares by the Company was approved at the fifteenth ordinary meeting of the eighth session of the Board. The Company proposed to issue non-public A shares to Juneyao Airlines, Juneyao Group and/or its designated controlled subsidiaries and structural reform fund. Meanwhile, the Company proposed to issue non-public H shares to Juneyao Airlines and/or its designated controlled subsidiaries. The proposed non-public issuance of A shares and H shares of the Company has been approved by the SASAC and CAAC. On 30 August 2018, the relevant resolution has been approved at the 2018 third extraordinary general meeting, the 2018 first A shareholders class meeting and the 2018 first H shareholders class meeting of the Company. On the same day, the resolution for the clarification and specification of subscribers of A shares and number of A shares to be issued regarding the proposed non-public issuance of A shares by the Company in 2018 was considered and approved at the 2018 fourth regular meeting of the Board. On 18 October 2018, the resolution for the clarification and specification of subscribers of H shares regarding the proposed non-public issuance of H shares by the Company in 2018 and the resolution for amendment regarding the proposed non-public issuance of A shares by the Company in 2018 were considered and approved at the 2018 seventeenth ordinary meeting of the eighth session of the Board. On 15 March 2019, the resolution regarding the maximum issue amount and the maximum fundraising amount of the proposed non-public issuance of the A shares were approved at the twentieth ordinary meeting of the eighth session of the Board. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 10 July, 10 August, 29 August, 30 August, 21 September, 18 October and 28 November 2018 and 17 January and 15 March 2019. 5. On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution to 31 December 2019, guarantee in the total amount of up to RMB1 billion to China United Airlines, Shanghai Flight Training, Business Airlines, Eastern Technology, and their respective wholly-owned subsidiaries. Shanghai Airlines Tours (a wholly-owned subsidiary of the Company) shall provide guarantee in the total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 18 January 2019. 75

Report of the Directors

## Continuing Connected Transactions

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2018, are set out as follows:

*Unit: RMB thousand*

| Transaction item | Actual amount incurred in 2018 | Annual caps for connected transactions in 2018 |
|---|---|---|
| Financial services (balance) | 281,980 | 11,500,000 |
| — balance of deposit | — | 11,500,000 |
| — balance of loans | 1,316,657 | 1,650,000 |
| Catering supply services | 391,562 | 690,000 |
| Flight support services | 165,456 | 490,000 |
| Import and export services | 32,639 | 85,000 |
| Property leasing | 19,359 | 85,000 |
| Advertising agency services | | |
| Aviation information technology services (pursuant to the Shanghai Listing Rules) | 646,165 | 1,048,000 |
| Aircraft finance lease services[Note 1] | 6,141,821 | USD2,415 million or equivalent RMB |
| Aircraft operating lease services[Note 2] | 94,133 | 700,000 |
| Aircraft operating lease services[Note 3] | 2,874,039 | 8,000,000 |
| Aviation supplies maintenance services (pursuant to the Shanghai Listing Rules) | 188,560 | 360,000 |
| Freight logistics support services (the Company provides services to Eastern Logistics) | 126,147 | 375,000 |
| Cargo terminal business support services (Eastern Logistics provides services to the Company) | 347,582 | 610,000 |
| Bellyhold space management (pursuant to the Shanghai Listing Rules) | 32,098 | 500,000 |
| Bellyhold space contractual operation | | |
| — contractual fee received | 2,795,270 | 3,000,000 |
| — operation cost paid | 245,885 | 265,000 |
| AFK aviation transportation cooperation and support services (pursuant to the Shanghai Listing Rules) | | |
| — amount received | 727,662 | 1,005,000 |
| — amount paid | 425,495 | 850,000 |

Notes:

1. The actual amount incurred by aircraft finance lease services in 2018 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in 2018.

2. The actual amount incurred by aircraft operating lease services represents the lease amount paid during the year for the new operating lease aircraft and engines in 2018.

3. The actual amount incurred by aircraft operating lease services represents the total lease amount of all lease terms for the new operating lease aircraft and engines in 2018.

76 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Directors Notes: 1. On 30 August 2016, the Company signed a framework agreement for the continuing connected transactions with its connected person, CEA Holding and its controlled subsidiaries for a term of three years (from 1 January 2017 to 31 December 2019) in respect of the continuing connected transactions, and renewed the annual caps of the continuing connected transactions for the years from 2017 to 2019, among which the continuing connected transactions in respect of financial services and catering services were approved at the 2016 first extraordinary general meeting of the Company. Meanwhile, the Company renewed the annual caps of the continuing connected transactions in respect of aviation information technology services for the years from 2017 to 2019 with its connected person, TravelSky as required by the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 30 August and 27 October 2016. 2. On 27 October 2016, the Board considered and approved the 2017-2019 continuing connected transactions between the Company and its connected person, CASC as required by the Shanghai Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 27 October 2016. 3. On 1 March 2018, the Company entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) shall operate the bellyhold space business and reimburse the contractual fee to the Company, and the Company shall reimburse the operation cost of the bellyhold space business to China Cargo Airlines. Under the contractual operation agreement, the contractual operation terms shall commence from 1 April 2018 to 31 December 2032. The contractual fee for each year shall be the sum of the bench mark price (without tax) and the adjustment amount. In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the bellyhold space business for the next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year. The proposed annual cap for the year ended 31 December 2018 and for the year ending 31 December 2019 for the contractual fee payable by China Cargo Airlines to the Company are RMB3,000 million and RMB4,000 million, respectively. Under the operation cost agreement, the contractual operation terms shall commence from the effective date to 31 December 2032. The operation cost payable by the Company for each financial year shall be calculated based on the following formula: Operation Cost = Settlement Price × Cost Rate. The operation cost is payable on a monthly basis. The proposed annual cap for the year ended 31 December 2018 and for the year ending 31 December 2019 for the operation cost payable by the Company to China Cargo Airlines are RMB265 million and RMB353 million, respectively. China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding and thus China Cargo Airlines is a connected person of the Company (as defined under the Hong Kong Listing Rules). The transactions under the bellyhold space agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March, 12 March and 29 March 2018, respectively. 4. On 22 December 2017, the Company entered into the 2018–2019 aircraft and aircraft engines operating lease framework agreement with CES Leasing, pursuant to which, CES Leasing Group (as lessor(s)) agreed to provide operating lease to the Group (as lessee(s)) in relation to the aircraft which comprises of (i) B737 series and B787 series new Boeing aircraft; (ii) A320 series, A330 series and A350 series new Airbus aircraft; and (iii) part of the old aircraft and part of the aircraft engines. Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2018 and 31 December 2019 by CES Leasing Group, the term of each of the lease agreement shall be not more than 144 months for each leasing of the aircraft and aircraft engines by CES Leasing Group to the Group. In 2018 and 2019, the total annual rental payable by the Group to CES Leasing Group for all of the aircraft and aircraft engines under the lease agreement(s) shall be not more than RMB8 billion for each year. The 2018 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB75 million and RMB0.625 billion, respectively. The 2019 annual rental payable for the aircraft engines and the aircraft shall be not more than RMB60 million and RMB1.34 billion, respectively. The rental is payable by the Group on a monthly basis. The proposed annual cap for the year ended 31 December 2018 and for the year ending 31 December 2019 are RMB700 million and RMB1,400 million, respectively. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017. Pursuant to the aforementioned lease framework agreement, the Company has entered into aircraft lease agreement with CES Leasing Group on 4 May 2018, 21 February 2019 and 12 April 2019, respectively for the operating leasing of a total of five A330-300 aircraft and five B737-800 aircraft from CES Leasing Group by way of operating lease. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 4 May 2018, 21 February 2019 and 12 April 2019. 77

Report of the Directors The independent non-executive Directors have reviewed the continuing connected transactions in 2018, and confirmed that: (a) the transactions were entered into in the ordinary course of business by the Group; (b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgement of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available from independent third parties (as the case maybe); and (c) the transactions were conducted in accordance to the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders as a whole. For the purpose of Rule 14A.56 of the Hong Kong Listing Rules, Ernst & Young, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2018 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Hong Kong Listing Rules. A copy of the auditors’ letter has been provided by the Company to the Hong Kong Stock Exchange. In respect of each related party transaction disclosed in note 49 to the financial statements prepared in accordance with IFRSs, the Company confirms that it has complied with the relevant requirements under the Hong Kong Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 49 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Hong Kong Listing Rules. Connected Transactions On 22 December 2017, the Company and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking of CEA Holding as set out in article 3 of the supplemental agreement I entered into by both parties in 1996. As CEA Holding holds more than 30% of the issued share capital of the Company and thus is a connected person of the Company as defined under the Hong Kong Listing Rules, the entering into of the supplemental agreement II constituted a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. The transaction was approved by the independent shareholders at the 2018 second extraordinary general meeting of the Company held on 29 March 2018. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017 and 8 February 2018 and the circular published on the website of Hong Kong Stock Exchange on 17 January 2018. Independent Non-Executive Directors’ Opinion Independent non-executive Directors have performed reviewing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles while it has also imposed strict control on the external guarantees provided. As at 31 December 2018, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company’s controlling shareholder and other related parties, other non-corporate bodies and individuals. Auditors These financial statements has been audited by Ernst & Young, who will retire at the forthcoming annual general meeting at which a resolution for reappointment as the auditor of the Company will be proposed. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 29 March 2019 78 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance Corporate Governance Practices The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders. The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency. The Company’s corporate governance practices include but are not limited to the following documents: The Articles, Rules of Procedures for of General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and articles of association of the audit and risk management committee, articles of association of the planning and development committee, working rules of the nominations and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, detailed implementation rules for management of investor relations, regulations for connected transactions, detailed implementation rules for the management of connected transactions, regulations for external guarantee and provisional regulations for management of hedging business. As at 31 December 2018 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company’s corporate governance practices as at 31 December 2018 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code. Major aspects which are more stringent than provisions set out in the Code: — 13 meetings of the Board were held for the 2018 financial year. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company. Directors As at 31 December 2018, the Board consisted of eight Directors, including Mr. Liu Shaoyong (Chairman), Mr. Ma Xulun (Vice Chairman, resigned with effect from 1 February 2019) and Mr. Yuan Jun (Employee Representative Director) as Directors, and five independent non-executive Directors, namely Mr. Lin Wanli, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping. Independent non-executive Directors shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Pursuant to Rule 3.13 of the Hong Kong Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another.79

Corporate Governance Powers of the Board On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following: — responsibility for convening general meetings and reporting to Shareholders on its work in such meeting; — implementing resolutions passed in general meetings; — deciding on the operating plan and investment proposals of the Company; — formulating the annual preliminary and final budget proposals; — formulating the Company’s profit distribution proposal and the proposal to offset losses; — formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities; — drawing up proposals for the Company’s merger, demerger and dissolution; — deciding on the Company’s internal management structure; — employing or dismissing the Company’s president and board secretary; appointment or dismissal of the vice president and chief financial officer of the Company on the nomination of the president, and the determination of their remuneration; — formulating the basic management systems of the Company; — formulating proposals to amend the Articles; and — discharging any other powers and functions granted in general meeting. The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the chief executive officer. The Articles specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the chairman and the chief executive officer have been clearly defined. The chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Li Yangmin, the president of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties. 80

Corporate Governance The Board continued to make strenuous efforts to establish and improve the Company’s corporate governance policies. In addition to corporate governance policies such as Rules of Procedures for of Meeting of General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulations for the Management of External Guarantees for specific operations. In 2018, the Company revised and improved the Articles, Rules of Procedures for General Meetings, Rules of Procedures for Board of Directors and Articles of Association for Audit and Risk Management Committee of the Board of Directors based on the regulatory requirements and work requirements. Meanwhile, the Company attached great importance to insider information management and system construction, strictly implemented relevant inside information management systems including the Information Disclosure Management System, Inside Information Management and Confidentiality Measures, Regulations on Information Management for External Reporting, Responsibility Mechanism for Major Errors in Information Disclosure in Annual Reports and Inside Information Insider Registration and Management System. General Meetings The procedures for Shareholders to convene an extraordinary general meeting and to send enquiries to the Board, and the procedures for proposing resolutions at general meetings are as follows: According to the relevant requirements of the Articles and Rules of Procedures Meeting for General Meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows: — Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request. — If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing. — If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained. — If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves. Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, Shareholders have the right to inspect or make copies of the Articles, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. Shareholders may request to inspect the accounting books 81

Corporate Governance of the Company. In such case, such request shall be made to the Board office of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company’s legal interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People’s Court to request the Company to provide inspection of the accounting books of the Company. Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows: — Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Hong Kong Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular. — The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting. — the Board shall review the proposed resolutions in accordance with the following principles: (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting. (2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting. Please refer to the section headed “Corporate Governance – Investor Relations” of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions. 82 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance

In 2018, the Company convened four general meetings in total. The main information is as follows:

On 8 February 2018, the Company convened the 2018 first extraordinary general meeting at Shanghai International Airport Hotel (address: 368 Yingbin 1 Road, Shanghai, China). For details, please refer to the announcement of the Company dated 8 February 2018.

On 29 March 2018, the Company convened the 2018 second extraordinary general meeting at Shanghai International Airport Hotel (address: 368 Yingbin 1 Road, Shanghai, China). For details, please refer to the announcement of the Company dated 29 March 2018.

On 21 June 2018, the Company convened the 2017 annual general meeting at Shanghai International Airport Hotel (address: 368 Yingbin 1 Road, Shanghai, China). For details, please refer to the announcement of the Company dated 21 June 2018.

On 30 August 2018, the Company convened the 2018 third extraordinary general meeting, 2018 first class meeting of holders of A shares and 2018 first class meeting of holders of H shares at Shanghai International Airport Hotel (address: 368 Yingbin 1 Road, Shanghai, China). For details, please refer to the announcement of the Company dated 30 August 2018.

Attendance rate of Directors at general meetings of the Company were as follows:

| Directors | Attendance/ Eligibility of Meetings | Attendance rate |
|---|---|---|
| Liu Shaoyong | 4/4 | 100% |
| Li Yangmin | 4/4 | 100% |
| Tang Bing | 4/4 | 100% |
| Lin Wanli | 1/1 | 100% |
| Li Ruoshan | 4/4 | 100% |
| Ma Weihua | 4/4 | 100% |
| Shao Ruiqing | 4/4 | 100% |
| Cai Hongping | 4/4 | 100% |
| Yuan Jun | 3/3 | 100% |
| Ma Xulun | 4/4 | 100% |
| Gu Jiadan | 4/4 | 100% |
| Tian Liuwen | 4/4 | 100% |

## Meeting of the Board

The chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

83

Corporate Governance The Company has established a specialized organization, i.e. the office of the Board, to work for the Board. All the Directors have access to the service of the company secretary. The company secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions. In order to ensure sound corporate governance, as at the date of publication of this annual report, the Board had four special committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary was responsible for drafting minutes of meetings for the committees, and the committees report to the Board. The Board held 13 meetings in 2018. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows: Directors Attendance/ Eligibility of Meetings Attendance rate Liu Shaoyong 13/13 100% Li Yangmin 9/9 100% Tang Bing 9/9 100% Lin Wanli 4/4 100% Li Ruoshan 13/13 100% Ma Weihua 13/13 100% Shao Ruiqing 13/13 100% Cai Hongping 13/13 100% Yuan Jun 12/12 100% Ma Xulun 13/13 100% Xu Zhao 1/1 100% Gu Jiadan 9/9 100% Tian Liuwen 9/9 100% Note: Each Director attended the respective Board meetings in person. Directors’ Interests All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRSs of this annual report. 84 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance Securities Transactions by Directors The Company has adopted the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance of all the Directors and the Supervisors with the required standard set out in the Model Code in 2018. The Company has also adopted the related provisions set out in Appendix 14 to the Hong Kong Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company. In addition, pursuant to the requirements of the Shanghai Listing Rules, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them. All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations. Directors’ Responsibilities in Respect of Financial Statements The Directors confirm that they are responsible for the preparation of the financial statements of the Group. The Auditor’s Report of the Company’s auditors in respect of the financial statements is set out on pages 105 to 109 of this annual report. Training of Directors Content of development of skills and training Directors participated The training course for directors organized by Shanghai division of the Association of Shanghai Listed Companies Yuan Jun The follow-up training course for independent Directors organized by Shanghai Stock Exchange Lin Wanli, Cai Hongping Induction training for directors All Directors The Board office of the Company is responsible for organization, arrangement and checking the training and continuing professional development of directors and senior management. 85

Corporate Governance Training of Company Secretary In 2018, our company secretary took no less than 15 hours of relevant professional training. The Board office of the Company is responsible for arranging and reviewing the training and continuous professional development of the Directors and the members of the senior management of the Company. Audit and Risk Management Committee As at 31 December 2018, the Audit and Risk Management Committee of the Company comprised Mr. Li Ruoshan, Mr. Shao Ruiqing and Mr. Cai Hongping. Mr. Li Ruoshan, Mr. Shao Ruiqing and Mr. Cai Hongping are independent non-executive Directors. Mr. Li Ruoshan is the chairman of the Committee and possesses professional qualifications in accounting. On 6 February 2018, Mr. Xu Zhao resigned as a member of the Audit and Risk Management Committee of the Company. On 29 March 2018, Mr. Cai Hongping was appointed to serve as a member of the Audit and Risk Management Committee. The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation. (1) Internal Audit The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits. The Group’s internal audit department primarily reports to the president; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Directors, the president, chief financial officer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department. (2) Risk Management The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation. The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group. The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as a basis, and sub-risk management and internal control manuals for principal departments and branches, through conduct continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the 86 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The first level of defence in the Group’s risk management is with the business units, which incorporated risk management measures and internal control procedures into the working and operation of the business units; the second level of defence in the Group’s risk management is the risk management unit, which led and coordinated among all of the business units and supervised over relevant works, to ensure risk management in the Group has been fully executed; the third level of defence in the Group’s risk management is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, supervised and assessed every business unit and operational departments for risk management works. The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible to audit every business units and operational departments of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Board of Supervisors, the Board, the Audit and Risk Management Committee and the president etc. Any defect in internal risk control discovered in check and supervision should be reported in accordance with the internal audit procedures, and the relevant defects should be rectified and improved in accordance with the queries raised. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held 12 meetings in 2018. The Company’s senior management and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Company with a view to comply with the requirements of the Hong Kong Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements. The Company’s first quarterly results, interim results and third quarterly results for 2018 and the final results for 2017 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. Please refer to the “2018 Performance Report of the Audit and Risk Management Committee” disclosed on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange by the Company on 29 March 2019 for the performance of the Audit and Risk Management Committee. Attendance rate of members of the Audit and Risk Management Committee meetings were as follows: Members Attendance/ Eligibility of Meetings Attendance rate Li Ruoshan 12/12 100% Shao Ruiqing 12/12 100% Cai Hongping 8/8 100% Xu Zhao 1/1 100% Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person. In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2018, including guiding and overseeing the development of internal controls, listening and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full 87

Corporate Governance scale, reviewing the Company’s compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company’s compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act. In 2018, the Board has reviewed the internal control system in relation to risk management and considered that the Company had discharged their duties of risk management and internal control of listed companies as required by the Hong Kong Listing Rules, and the Group’s risk management and internal control systems were effective and adequate during the year 2018. The articles of association for the Audit and Risk Management Committee are posted on the website of the Company www.ceair.com. External Auditors For the Reporting Period, the annual audit and audit-related fees payable to Ernst & Young are estimated to be RMB16.70 million primarily for the regular annual audit of the Group’s 2018 financial statements prepared under IFRSs and PRC Accounting Standards and the other relevant documents applicable for the purpose of Annual Report in Form 20-F. For the Reporting Period, the tax related fees payable to Ernst & Young are estimated to be RMB0.20 million. The auditors’ remuneration shall be approved by the Audit and Risk Management Committee or the Board. The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit services and related fees and was satisfied that the non-audit services (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm. Planning and Development Committee As of 31 December 2018, the Planning and Development Committee of the Company comprised three members: Mr. Ma Xulun, Mr. Shao Ruiqing and Mr. Yuan Jun, all of whom are Directors. Mr. Ma Xulun was the chairman of the Committee. On 30 August 2018, Mr. Li Yangmin resigned as a member and the chairman of the Planning and Development Committee, and Mr. Tang Bing resigned as a member of the Planning and Development Committee of the Board. On the same day, the Board appointed Mr. Ma Xulun as the chairman of the Planning and Development Committee of the Board and Mr. Yuan Jun as a member of the Planning and Development Committee of the Board. On 1 February 2019, Mr. Ma Xulun resigned as a member and the chairman of the Planning and Development Committee of the Board. The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendations in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. Its main duties are: — to consider the annual operational goals of the Company and make recommendations to the Board; — to consider the annual investment proposal of the Company and make recommendations to the Board; — to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board; 88 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance — to consider the development plan of the Company and make recommendations to the Board; — to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board; — to study other major events which may have influence on the development of the Company and make recommendations in connection with the same; — to oversee the implementation of the above matters and conduct inspection of the same; and — to consider other matters as authorized by the Board and oversee their implementation. Attendance of members of the Planning and Development Committee meetings were as follows: Members Attendance/ Eligibility of Meetings Attendance rate Ma Xulun 2/2 100% Shao Ruiqing 9/9 100% Yuan Jun 2/2 100% Li Yangmin 7/7 100% Tang Bing 7/7 100% Note: All members of the Planning and Development Committee attended the relevant meetings of the Planning and Development Committee in person. Performance of the Planning and Development Committee The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The work done by the Planning and Development Committee in 2018 were as follows: (1) Nine committee meetings were convened in compliance with regulations. The Committee considered, discussed and passed 23 resolutions, including material issues such as the 2018 Investment Plan, investment of fixed assets and disposal of assets so as to provide support and reference for the Board’s decisions. (2) The Committee strictly reviewed investment plans of fixed assets, rationally controlled the investment scale of infrastructure projects and paid attention to the implementation progress of material investment projects. The Committee considered and approved the annual investment plan of the Company, material investment projects in the investment plan and material investment projects out of the investment plan, and provided feasible advice and recommendations. (3) Based on the aircraft introduction plan and actual progress of the Company from 2018 to 2020, the Committee reviewed the novation of purchase rights and operating leases of certain of the Company’s new aircraft. Meanwhile, in order to facilitate the introduction of aircraft and the follow-up aviation material maintenance guarantee, the Committee also considered the B787 and A350 aviation materials POOLING manufacturer project. 89

Corporate Governance (4) In order to speed up the transformation and development of the Company, guarantee the construction of Beijing Daxing International Airport and Chengdu New Airport and streamline and integrate the subordinate investment companies, the Committee guided the major equity investments and equity disposals, and provided professional advice. In addition, in combination with the Company’s response to the national “Belt and Road” initiative, the active construction of the Air Silk Road and the provision of services for global aviation transport demands, certain members of the Committee also researched and investigated the operation of flights, service guarantees, marketing management and market development of certain sales offices in South Asia and Southeast Asia, and provided professional advice. Through the research and investigations, the Committee members were able to understand the latest development and information on the development of the civil aviation industry, and made recommendations on the Company’s aircraft introduction and data sharing. The articles of association for the Planning and Development Committee are posted on the website of the Company www.ceair.com. Nominations and Remuneration Committee As at 31 December 2018, the Nominations and Remuneration committee of the Board comprised three members, being Mr. Liu Shaoyong, Mr. Ma Weihua and Mr. Cai Hongping, of which Mr. Liu Shaoyong, a Director, was the chairman of the Committee while Mr. Ma Weihua and Mr. Cai Hongping were both independent non-executive Directors. Since 15 June 2016, when considering and approving nomination related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Ma Weihua. The main duties of the Nominations and Remuneration Committee of the Board are: — to make recommendations to the Board regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure; — to study the criteria and procedures for selecting Directors and management personnel, and to make recommendations to the Board; — to conduct wide-ranging searches for qualified candidates to become Directors and members of the management personnel; — to examine the candidates for the positions of Director and manager and make recommendations in connection with the same; — to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same; — to study and review the policies and plans for remuneration of the Directors and senior management personnel; — to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same; — to evaluate the performance of the Directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same; — to be responsible for monitoring the implementation of the Company’s remuneration system; and — other matters delegated by the Board. 90 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance According to the Working Rules of the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and management personnel is as follows: (1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and management personnel, and produce a written document thereon; (2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market; (3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document; (4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination; (5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and managers; (6) before the selection of a new Director and the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; and (7) the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board. According to the Board Diversity Policy of the Working Rules of the Nominations and Remuneration Committee of the Board: (1) When performing related duties, the Nominations and Remuneration Committee shall take into account the Board Diversity Policy required by the document, so as to supervise the execution of such policy, and review and amend the policy in due course to ensure its validity. (2) When reviewing the size and composition of the Board and searching and proposing candidates for Directors, the Nominations and Remuneration Committee shall take into account the relevant factors in accordance with the business model and actual requirements of the Company in order to achieve diversity of the Board. The Nominations and Remuneration Committee can consider Board diversity from different aspects, including but not limited to gender, age, cultural and educational background, race, profession and experience, skills, knowledge and length of service, etc. After taking into account of the related factors mentioned above, the Nominations and Remuneration Committee will offer the final appointment recommendations to the Board based on the strengths of the candidates and their contribution to the Board. Attendance of members of the Nominations and Remuneration Committee meetings were as follows: Members Attendance/ Eligibility of Meetings Attendance rate Liu Shaoyong 4/4 100% Ma Weihua 4/4 100% Cai Hongping 4/4 100% Note: All members of the Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.91

Corporate Governance Performance of the Nominations and Remuneration Committee In 2018, under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company. Major tasks completed by the Nominations and Remuneration Committee were as follows: (1) Carefully reviewed the remuneration of Directors, Supervisors and senior management in 2017 and procured the disclosure in the 2017 annual report in accordance with the relevant rules. (2) In accordance with the provisions of the Articles and the rules of work of the Nominations and Remuneration Committee, the Company shall nominate the independent Directors, members of special committees under the Board and senior management of the Company to the eighth session of Board in time to ensure normal operation of the Company and compliance of corporate governance of the Company. The rules of work of the Nominations and Remuneration Committee are set out on the Company’s website at www.ceair.com. Remuneration Policy of Directors Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions. Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries. Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration. The major composition of remuneration of the Directors include basic salary and bonus. Basic Salary The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2018, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary. Bonus Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible. Remuneration Policy of Independent Non-executive Directors Remuneration (before tax) received by the independent non-executive Directors in 2018 were as follows: Name Remuneration before tax (RMB ten thousand) Lin Wanli Nil Li Ruoshan RMB200,000 Ma Weihua RMB200,000 Shao Ruiqing RMB200,000 Cai Hongping RMB200,000 92 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance

## Remuneration of Senior Management

The remunerations payable to the members of the senior management of the Company in 2018 as at 31 December 2018 were as follows:

| Name | Position | Remuneration before tax (RMB ten thousand) |
|---|---|---|
| Li Yangmin | Director, Vice President (resigned as a Director with effect from 30 August 2018, appointed as the President with effect from 15 March 2019 | – |
| Tang Bing | Director, Vice President (resigned as a Director with effect from 30 August 2018, resigned as a Vice President with effect from 15 March 2019) | – |
| Tian Liuwen | Director, Vice President (resigned as a Director with effect from 30 August 2018) | – |
| Yuan Jun | Employee Representative Director | 86.66 |
| Gao Feng | Employee Representative Supervisor (appointed as Employee Representative Supervisor with effect from August 2018) | 25.11 |
| Feng Jinxiong | Supervisor (passed away in July 2018) | 34.61 |
| Wu Yongliang | Vice President, Chief Financial Officer | – |
| Feng Liang | Vice President | 187.19 |
| Feng Dehua | Vice President | 187.01 |
| Jiang Jiang | Vice President | 233.34 |
| Wang Jian | Board Secretary, Company Secretary | 168.15 |
| Ma Xulun | Vice Chairman, President (resigned as the Vice Chairman and President with effect from 1 February 2019) | – |
| **Total** | | **922.07** |

Note: Remuneration is disclosed based on the actual amount paid from the beginning of employment until the end of 2018.

1. Mr. Jiang Jiang, a Vice President, is a pilot whose remuneration includes flight service benefits.

2. Mr. Yuan Jun, an employee representative Director, has received remuneration since 1 July 2018. The period for disclosure of remuneration is from 1 January 2018 to 30 June 2018.

3. Mr. Gao Feng was appointed as an employee representative Supervisor with effect from August 2018. The period for disclosure of remuneration is from 1 August 2018 to 31 December 2018.

4. The remuneration of Mr. Gao Feng and Mr. Feng Jinxiong, both being Supervisors, was paid according to the structural remuneration policy. The remuneration of the remaining Directors, Supervisors and senior management was paid according to the annual salary remuneration policy.

## Aviation Safety and Environment Committee

As of 31 December 2018, the Aviation Safety and Environment Committee of the Company comprised Mr. Ma Xulun, Mr. Lin Wanli and Mr. Li Ruoshan and Mr. Ma Xulun served as the chairman of the Committee. On 30 August 2018, Mr. Li Yangmin resigned as a member of the Aviation Safety and Environment Committee of the Company. On the same day, the Board appointed Mr. Lin Wanli as a member of the Aviation Safety and Environment Committee. On 1 February 2019, Mr. Ma Xulun resigned as a member and the chairman of the Aviation Safety and Environment Committee.

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Corporate Governance The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation. Attendance of members of the Aviation Safety and Environment Committee meetings were as follows: Members Attendance/ Eligibility of Meetings Attendance rate Ma Xulun 2/2 100% Lin Wanli 0/0 100% Li Ruoshan 2/2 100% Li Yangmin 2/2 100% Note: All members of the Aviation Safety and Environment Committee attended the relevant meetings of the Aviation Safety and Environment Committee in person. Performance of Aviation Safety and Environment Committee Under the leadership of the Board, the Aviation Safety and Environment Committee performed in accordance with the requirements under the working rules for the Aviation Safety and Environment Committee (the “Working Rules”), provided guidelines to the relevant operational departments of the Company to consistently implement the relevant laws and regulations of national aviation safety and environmental protection, to ensure the safe and green operation of the Company, which laid the foundation for the sustainable development of the Company. The Committee consistently implemented the relevant laws and regulations of national aviation safety and environmental protection in accordance with the requirements of the Working Rules to further enhance the aviation safety plans and guidelines of the Company. The Committee also studied and provided guidelines on major environmental protection issues in relation to aviation carbon emission on domestic and international levels. Major tasks completed in 2018 were as follows: (1) Adhered to the concept of safe development, earnestly implemented safety responsibilities, improved safety management, and ensured that the Company’s safety maintained generally stable; (2) Provided guidelines to the relevant operational departments of the Company to consistently implement the basic State policies of energy saving and environmental protection. Actively cooperated with relevant government institutions and industry organisations in the PRC and overseas to perform energy saving and environmental protection. The Detailed Working Rules for the Aviation Safety and Environment Committee are posted on the website of the Company www.ceair.com. Internal Control System The Board shall be responsible for the overall internal control system of the Company/Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once per year. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control 94 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system of the Group is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents. The Group reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board. Main Features of the Internal Control System (1) Organizational Structure The Group established the internal control working team of 2018, which is responsible for the organization and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work during the year, and key staff of each operation unit is designated as team members. (2) Work Arrangement According to the internal control evaluation work arrangement of 2018, all units of the Company are arranged to carry out self-inspection on internal control, organize centralized on-site testing and collect daily inspection data of safety operation. Firstly, the Company’s 15 functional departments, 11 secondary units, 10 branches and 9 subsidiaries (a total of 45 units) conduct self-inspection on internal control in accordance with the internal control evaluation program and based on their own business characteristics. Secondly, the working team selects 35 key units to conduct on-site testing on their key business processes. Finally, the working team collects and compiles the daily inspections and audits of safe operation of each unit as a key component of internal control evaluation. It was determined that the internal control evaluation for the Reporting Period focused on the Company’s overall control process and 36 business control processes. The evaluation work for the Reporting Period includes a total of 302 business cycles and more than 4,500 odd control points in the financial report part, and 323 business cycles and more than 5,500 odd control points in the non-financial report part. (3) Evaluation Work Organization and Safeguard Measures To effectively promote internal control evaluation work, the working team intensified information communication through the formulation of contact system, regular meeting and work briefing system, and held internal control promotion meeting for key stages of on-site testing to strengthen the organizational management of projects. The working team guided through centralized training, one-on-one tutoring, on-site supervision, on-site explanation and questions and answers covering all stages of the internal control evaluation work, publicized and interpreted internal control principles, application of evaluation standard and work skills to improve the internal control evaluation skills of each unit. Procedures used for Reviewing Effectiveness of Risk Management and Internal Control Systems and Resolving Material Internal Control Defects During the assessment of internal control of the Group, all entities should strictly follow the principle of “immediate rectification”, immediately rectify the internal control defects identified, while formulate rectification plan for those internal control defects which cannot be rectified immediately for pushing forward the progress of rectification. For further implementation of rectification in internal control defects and enhance the optimization of internal control, upon the completion of defect identification, the Company has published the “Notice regarding implementation of rectification of internal control defects for year 2018”, require the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarify the responsibilities and time limits for rectification, and diligently assign the rectification works. 95

Corporate Governance The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance of the absence of material misrepresentation or loss. Procedures for Processing and Publication of Insider Information and Internal Control Measures The Board has formulated policies on procedures for handling and issuing insider information and internal control measures. The policy sets out the duties of insider information announcement, restrictions relating to the sharing of non-public information, the handling of rumors, unintentional selective disclosure, exemption from disclosure of insider information and compliance and reporting procedures. The senior management of the Company must take all reasonable measures to prevent breach of the disclosure requirements of the Company. They must promptly draw the attention of management to any potential leakage of insider information, and the management will inform the Board of prompt action. In serious violation of this policy, the board of directors will decide or assign appropriate persons to determine the course of action to correct the problem and avoid recurrence. Investor Relations The Company places emphasis on the communication with investors. Based on the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations, the Company further fosters corporate integrity and self- discipline, realizes standardized operation and ensures that the interests of its investors are protected through ways such as on-site communication, phone, fax and the internet to facilitate its communication with investors. The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The routine communication of the Board with the major Shareholders is conducted through the Board secretary. The Company has drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations, to achieve the ultimate goals of maximizing corporate value and Shareholders’ interests. The Company has also drawn up and implemented the Information Disclosure Management System and has further improved the Company’s information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public. In 2018, the Board secretary and the Investor Relations Department served a total of 219 analysts, fund managers and relevant intermediaries visits in 44 batches, and were invited to participate in forums organized by local and overseas organizations for 25 times and interacted with 502 investors on a one-to-one or one-to-few basis. The Company organized two regular road shows, one press conference, and four telephone conferences with the analysts regarding regular financial results and communicated with a total of 697 investors and journalists. On 21 June 2018, the Company held the 2017 annual general meeting in Shanghai. On 8 February 2018, the Company held the 2018 first extraordinary general meeting in Shanghai. On 29 March 2018, the Company held the 2018 second extraordinary general meeting in Shanghai. On 30 August 2018, the Company held the 2018 third extraordinary general meeting in Shanghai. At the general meetings, each matter was proposed as an individual resolution and voted by poll. Investors and the public may access the Company’s website (www.ceair.com) and download related documents from the online database. The website also sets out details of each of the Group’s operations. Announcements or other documents issued by the Company may also be downloaded from the website of the Company. 96 China Eastern Airlines Corporation Limited | 2018 Annual Report

Corporate Governance Based on the information publicly available to the Company and to the knowledge of the Directors, at least 25% of the issued share capital of the Company was held by the public. As at 31 December 2018, there were 216,276 Shareholders on the Company’s register of Shareholders. For any enquiries for the Board, Shareholders may contact the company secretary of the Company by telephone (8621-22330929, 22330930); e-mail at ir@ceair.com; or they may put forward their questions at the annual general meeting or extraordinary general meetings directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the company secretary of the Company through the aforesaid channels. Shareholders may enquire related information and propose extraordinary resolutions with the Board Secretary or Representative of the Company’s Securities Affairs through the following channels: Board Secretary, Company Secretary Wang Jian Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330929 Fax 021-62686116 Email ir@ceair.com Representative of the Company’s securities affairs Yang Hui Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330920 Fax 021-62686116 Email davidyang@ceair.com Business License Related Information The unified social credit code of business license of the Company is 913100007416029816. Changes in Constitutional Documents Please refer to the Section headed “Report of the Directors — Significant Events” in this annual report for the details of amendments to the Articles during 2018. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 29 March 2019 97

Report of the Supervisory Committee Dear Shareholders, With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2018 based on the Company Law and the Articles. Work of Supervisory Committee in 2018 1. Earnestly performing the supervision function In 2018, the Supervisory Committee held 11 meetings to consider and approve 47 resolutions, including the 2017 Financial Report of the Company, the 2017 profit distribution plan of the Company and the ordinary connected transactions of the Company for 2017. The Supervisory Committee focused on the supervision of legal operations, finance and connected transactions. In addition, the Supervisors also attended the general meetings, all meetings of the Board and important meetings of senior management to listen to the consideration of major resolutions and supervise the convening, voting and disclosure procedures of relevant meetings. 2. Amending the Rules of Procedures of the Supervisory Committee to adjust the composition of the Supervisory Committee At the 17th meeting of the eighth session of Supervisory Committee held on 10 July 2018, the Resolution on Amending Certain Provisions of the Rules of Procedures of the Supervisory Committee was considered and approved. The composition of the Supervisory Committee was adjusted from five members to three to five members, and the number of employee representative(s) shall not be less than one-third of the members. At the 18th meeting of the eighth session of Supervisory Committee held on 8 August 2018, the Resolution on the Resignation of Supervisors of the Eighth Session of Supervisory Committee and the Resolution on the Nomination of Candidates for Shareholder Representative Supervisor of the Eighth Session of Supervisory Committee were considered and approved. The composition of the Supervisory Committee was adjusted from five members to three members. 3. Enhancing information communication and improving regulatory effectiveness The Supervisory Committee has maintained sound communication and contact with external regulatory authorities, China Association for Public Companies, the Board, external lawyers of the Company and internal auditors of the Company. The Supervisory Committee keeps abreast of the latest regulatory requirements, is ready to receive supervision and guidance from regulatory authorities and coordinates the implementation of regulatory advice to ensure that the work of the Supervisory Committee can better meet regulatory requirements. The Supervisory Committee specially interacted with Pacific Insurance Group to exchange ideas and methods for enhancing the performance of the Supervisory Committee. 4. Strengthening the coordination mechanism and improving the “Three as One” combination The Supervisory Committee strengthened the internal supervision coordination mechanism, and focused on integrating the supervision, internal audit and risk internal control supervision resources of the Supervisory Committee. Taking advice from the Annual Internal Control Evaluation Report, the Supervisory Committee focused on key areas of supervision, and promoted the establishment of internal control system from system design to organizational management, business process to control and headquarters management model to grassroots project units. Taking advice from the special assessments on internal control establishment and information system of major investment projects and network resource security as well as reporting on special inspection of high-risk businesses, the Supervisory Committee strengthened the Company’s major risk management and control. 98 China Eastern Airlines Corporation Limited | 2018 Annual Report

Report of the Supervisory Committee Independent Opinion of the Supervisory Committee 1. Opinion on the Legality of the Operation of the Company In 2018, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Shanghai Listing Rules, the Hong Kong Listing Rules, the Articles and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles or were prejudicial to the interests of the Company. 2. Opinion on the Financial Position of the Company The Supervisory Committee seriously reviewed the Company’s 2017 financial report, 2017 profit distribution proposal and 2017 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee resolved that the Company’s 2017 financial report truly reflects the financial position and operating results of the Company for the period. The Supervisory Committee agreed to the 2017 financial audit report issued by the auditors and the 2017 profit distribution proposal. 3. Opinion on Connected Transactions of the Company In 2018, the Supervisory Committee conducted examination on the report in respect of the connected transactions of the Company. The Supervisory Committee is of the view that daily connected transactions of the Company complied with the business and asset management need of the Company and connected transactions complied with legal procedures, transaction method complied with market rules, transaction amount was within the scope authorized by General Meeting. The terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in making decisions, signing agreements and information disclosure. 4. Opinion on the Internal Control of the Company The Supervisory Committee has reviewed the Assessment Report of the Company’s Internal Control for the year 2017 and has no objection with the self-assessment report. The Supervisory Committee has also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control system in place and the implementation in actual circumstances is satisfactory. On behalf of the Supervisory Committee Xi Sheng Chairman of the Supervisory Committee Shanghai, the PRC 29 March 2019 99

# Social Responsibilities

The Group insisted on the five development visions of "Innovation, Coordination, Green Development, Openness, Sharing", integrating social responsibilities into aviation safety, traveler's services and staff development. The Group actively engaged in economic, social and environmental responsibilities, and continued to deal with issues such as climate change, sustainable use of resources and targeted poverty alleviation.

## Major Awards Obtained in 2018

During the Reporting Period, the performance of the Group's social responsibilities management was satisfactory and received wide recognition from society. Major awards related to social responsibilities are as follows:

| Name of the award | The awarding institution |
|---|---|
| Global 500 (three consecutive years)<br>Airlines 50 2018 (Ranked seventh) | Brand Finance, an international brand appraisal institution |
| Top 50 Chinese Brands (seven consecutive years) | WPP, a global brand communication group |
| China Securities Golden Bauhinia Award (seven consecutive years) and<br><br>Outstanding Contribution Enterprise for the 40th Anniversary of Reform and Opening-up | Hong Kong Ta Kung Wen Wei Media Group, Beijing Association for Public Companies, The Hong Kong Chinese Enterprises Association, Hong Kong Securities Association |
| Taozhu Gong Awards 2018 — Best Practice Award and Practice Innovation Award | EuroFinance |
| Best Airline in China (four consecutive years) | TTG China |
| Best Performing Airline (three consecutive years) | Travelport |
| 2018 International ARC Awards — Specialized A.R.: CSR — Corporate Social Responsibility Report | MerComm, Inc., an international awarding institution |
| State-owned Enterprise with Brand Communication Top 10 | The news center of the SASAC, National Image Communication Research Center of Tsinghua University |
| 2018 Excellent State-Owned Enterprise on Overseas Image Building | The news center of the SASAC |
| Top Ten Influential Central Enterprises Weibo and Top Ten Social Responsibility Central Enterprises Model | The People's Daily, Sina Weibo, the news center of the SASAC |
| Appreciation Award of 2017 Poverty Reduction and Child Development in China | China Development Research Foundation |
| Best Theoretical Research Award | China Association for Public Companies |

10 China Eastern Airlines Corporation Limited | 2018 Annual Report

Social Responsibilities

| Name of the award | The awarding institution |
| --- | --- |
| China Eastern Airlines mission support team for transfer of Chinese personnel in Dominica back to China – 2017 Heart-Warming Annual Traffic Mission | Ministry of Transport, All-China Federation of Trade Unions |
| National Model Workers' Home | All-China Federation of Trade Unions |
| Leadership Enterprise Award of GoldenBee Excellent CSR Report 2018 | China WTO Tribune of Ministry of Commerce |
| "Cross-Border E-Commerce Integrated Service Management for Aviation Logistics Enterprises" Project – 24th National Enterprise Management Modernization and Innovation Achievements – Second Prize<br>"Aviation Enterprise's International Direct Sales Payment Risk Management Based on Information Platform" Project — 25th National Enterprise Management Innovation Achievements — First Prize | National Enterprise Management Modernization and Innovation Achievements Review Committee |
| China Eastern Airlines urgent transfer of Chinese personnel in Dominica back to China — Special Award<br>China Eastern Airlines 60th Anniversary Series Promotion — Silver Award<br>China Eastern Airlines Hu Ge Endorsement Project Communication — Excellent Communication Award | Shanghai Public Association |
| Shanghai Listed Company Corporate Social Responsibility Summit — Outstanding Enterprise Award | Shanghai Securities Regulatory Bureau, Shanghai Federation of Trade Unions, Shanghai Stock Exchange, Shanghai Listed Companies Association, China Business Network, Shanghai Federation of Economic Organizations |
| Capital Operation Gold Award and Property Rights Transaction Innovation Award | Shanghai United Assets and Equity Exchange |
| ESG Fine 50 Index (two consecutive years) | Caixin Data, SynTao Green Finance |
| Cultural Communication Outstanding Contribution Enterprise Award of International Chinese Culture Week | Camellia Centre (Singapore), Liuyun Pavilion |
| 2018 Corporate Social Responsibility Award, 2018 Best Overseas Communication Award and Annual Brand Communication Innovation Award | Hanglian Communication |
| 2018 Best Employer | International Human Resource Management Association |
| 2018 Best Employer of Aviation Industry | Civil Aviation Resource Net of China |

10

Social Responsibilities Name of the award The awarding institution 2018 China’s Model Employer and Favourite Employer of Chinese University Students 51Job 2018 China’s Employer Top 100 Zhaopin Top 50 Employers for Chinese University Students, Top 15 Employers of Aviation and Aerospace Industry for Chinese University Students and Top 10 Employers for Overseas Students ChinaHR Red Apple Public Welfare Travel Project — Second Prize of the Central Enterprise Youth Volunteer Service Project Competition Central Enterprise Group Working Committee “Love in CEA” Volunteer Association — 2016–2017 Shanghai Volunteer Service Advanced Collective Shanghai Spiritual Civilization Construction Committee Office, Shanghai Volunteer Association Poverty Alleviation Targeted Poverty Alleviation Plans In 2018, the Group strengthened its role in poverty alleviation through industry, medical services, education and employment, and achieved targeted poverty alleviation through combining the actual situation of designated poverty alleviation areas. The Group gave full play to its comprehensive advantages as a large-scale state-owned enterprise, mobilizing, integrating and bringing together the resources and strengths of all aspects of the society, so as to work together to achieve targeted poverty alleviation and help the poor. Summary of Targeted Poverty Alleviation CEA Holding, the controlling shareholder of the Company, arranged and unified the organization of targeted poverty alleviation. In 2018, CEA Holding and the Group made immense efforts in improving infrastructure construction in poverty-stricken areas, promoting the development of characteristic industries, improving the level of basic education, guiding the export of poor labour, strengthening medical poverty alleviation and disaster relief and charity. The Group better fulfilled its social responsibilities and made positive contributions to the poverty alleviation work in Shuangjiang County and Cangyuan County of Yunnan Province in designated poverty alleviation areas. In 2018, CEA Holding and the Group invested RMB16,268,700 in poverty alleviation. Shuangjiang County and Cangyuan County have been included in the assessment of poverty alleviation in Yunnan Province. In 2018, the major poverty alleviation work of CEA Holding and the Group was as follows: 1. Poverty Alleviation through Aviation Leveraging on the edges of the Company as an airline, CEA Holding and the Group actively promoted local industry development. Leveraging on the advantages of CEA in relevant areas such as aviation food, advertising and media, ticketing and travelling, finance and hotels, the Group advertised and promoted local tourism industry. The Group integrated various resources such as consumer market, investors and technical support to encourage local characteristic industrial development including fruit, forest, planting and breeding. The Group increased the capacity of routes for poverty alleviation, with flights from Kunming to Cangyuan increased to 10 flights per week, and launched the fixed daily Kunming-Lincang-Xishuangbanna provincial route. 10 China Eastern Airlines Corporation Limited | 2018 Annual Report

Social Responsibilities 2. Poverty Alleviation through Industry CEA Holding and the Group actively liaise to find out good strategies for poverty alleviation and wealth creation, comprehensively discover and develop potentials and integrate resources to develop priority industries, and significant results have been achieved. CEA Holding cooperated with Li-Ning Sports Goods Co., Ltd. and Donghua University to provide hardware and technical support to Barao Ethnic Costume Company in Cangyuan County, an aided entrepreneurship base for the disabled, to help the development of clothing industry in the region. 3. Poverty Alleviation through Medical Services CEA Holding and the Communist Youth League Shanghai Committee jointly launched the “Love at CEA” medical poverty alleviation volunteer service, and cooperated with the School of Medicine of Shanghai Jiao Tong University and Shanghai University of Traditional Chinese Medicine to provide voluntary medical services for people in poor areas. In 2018, the volunteer service team visited 48 villages in 10 townships in Cangyuan County, providing medical assistance to 373 registered impoverished households and benefiting nearly 900 people. 4. Poverty Alleviation through Education CEA Holding launched the “Dashan Dream — CEA Shuangjiang Ambitious Class”, introducing professional educational institutions and education experts to provide targeted assistance, on the one hand to assist students, and on the other hand to improve teaching quality. CEA Holding launched a distance education project for teachers in mountainous areas, providing intensive training courses in Shanghai and daily distance online education assistance. CEA Holding and Ctrip provided materials and equipment such as notebook computers for three schools in poverty-stricken villages in Cangyuan. 5. Poverty Alleviation through Employment The Group launched an employment poverty alleviation plan together with Shuangjiang County and Cangyuan County. Based on the original orientation for recruiting pilots, flight attendants and ground service personnel, the Group opened up a new channel for local employment and poverty alleviation. The local government recruited, selected and trained workers from registered impoverished households and poor households who met the employment standards of CEA. In 2018, 79 local workers selected, recruited and trained by the local government were employed by China Eastern Airlines. 10

Social Responsibilities Effects of Targeted Poverty Alleviation Work in 2017 Indicators Unit: RMB0’000 Quantity and Commencement Situation I. Overall Situation 1. Capital 1,626.87 2. Number of registered impoverished people for poverty alleviation (person) 1,247 II. Sub-item investment 1. Poverty Alleviation through Industry Development 1.1 Type of poverty alleviation through industry projects Poverty alleviation through agricultural industry 1.2 Number of poverty alleviation through industry projects (unit) 2 1.3 Amount invested in poverty alleviation through industry projects 265.58 1.4 Number of registered impoverished people for poverty alleviation (person) 632 2. Poverty Alleviation through Occupation Shift 2.1 Number of registered impoverished people for poverty alleviation (person) 79 3. Poverty Alleviation through Education 3.1 Amount invested to subsidize poor students 137.07 3.2 Number of subsidized poor students (person) 205 4. Poverty Alleviation through Healthcare 4.1 Amount invested on medical and healthcare resources in impoverished areas 584.09 5. Poverty Alleviation through Ecological Protection 5.1 Name of Project Ecological protection and construction 5.2 Amount Invested 60 6. Other projects 6.1 Number of projects (unit) 5 6.2 Amount Invested 580.13 6.3 Number of subsidized poor students (person) 615 III. Awards received: 2017 Appreciation Award for contributions to Anti-Poverty and Excellent Child Development in China Subsequent Targeted Poverty Alleviation Plan In 2019, the Group will continue to adhere to targeted poverty alleviation and targeted poverty elimination, improve the quality of poverty elimination and increase efforts in targeted poverty alleviation. Combining poverty alleviation with courage motivation ( ) and know-how cultivation ( ), and integrating development-oriented poverty alleviation and supportive poverty alleviation, the Group will focus on poverty alleviation through aviation industry, education resources and healthcare, housing security for poor households and endogenous motivation for poverty alleviation. In addition, the Group will further strengthen the discipline inspection and supervision of poverty alleviation work to ensure the smooth implementation of poverty alleviation projects. The Group has completed its Environmental, Social and Governance Report (“ESG Report”) this year by reference to the “ESG Reporting Guide” set out in Appendix 27 of the Hong Kong Listing Rules. The report covers the significant economic, environmental and social achievements and impact that arose from the activities of the Group during 2018. The Company will publish the ESG Report in due course and in accordance with the provisions of the Hong Kong Listing Rules. 10 China Eastern Airlines Corporation Limited | 2018 Annual Report

Independent Auditor’s Report To the shareholders of China Eastern Airlines Corporation Limited (Established in the People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 110 to 231, which comprise the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements. 105

Independent Auditor's Report

## Key audit matters (continued)

| Key audit matter | How our audit addressed the key audit matter |
|---|---|
| ***Estimation of contract liabilities for unredeemed credit awards under the frequent flyer programme*** | |
| As at 31 December 2018, the Group recognised contract liabilities for unredeemed credit awards under the frequent flyer programme totalled RMB2,046 million.<br><br>The Group operates a frequent flyer programme that issues mileage points to programme members for future redemption of travel and other awards. The Group applies the relative stand-alone selling price approach to allocate a portion of ticket sales price to the mileage points issued and recognise as contract liabilities. The stand-alone selling price of the mileage credits is calculated based on the estimated fair values of the award credits and the expected redemption rate. The estimated liabilities will be recognised as revenue when the award credits have been redeemed or have expired.<br><br>Different estimates or judgements could significantly affect the balances of contract liabilities and the results of operations.<br><br>The accounting policies and disclosures for estimates and judgements for contract liabilities are included in notes 2, 3 and 36 to the consolidated financial statements. | Our audit procedures included, amongst others, evaluating assumptions and methodologies used by the Group to determine the fair value of unredeemed award credits of the frequent flyer programme and the expected redemption rate as at 31 December 2018. We assessed the historical accuracy of management's estimates and considered current industry and economic trends and other relevant factors. Furthermore, we tested the information technology ("IT") general controls and IT application controls relating to IT applications and environment around the frequent flyer programme. We further tested that the award credits data used in the calculation of the contract revenue for the frequent flyer programme as at 31 December 2018 was derived from the aforesaid IT applications of the Group. |
| ***Provision for return condition checks for aircraft and engines under operating leases*** | |
| As at 31 December 2018, provision for return condition checks for aircraft and engines under operating leases totalled RMB2,906 million. Under the terms of the operating lease arrangements, the Group is contractually committed to returning the aircraft and engines to the lessors in a certain condition agreed with the lessors at the inception of each lease. The Group estimates costs of these return condition checks and accrues such costs on a straight-line basis over the term of the leases.<br><br>Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks.<br><br>The accounting policies and disclosures are included in notes 2, 3 and 40 to the consolidated financial statements. | Our audit procedures included, amongst others, evaluating key assumptions and methodologies used by the Group to determine the provision as at 31 December 2018. We tested the integrity and arithmetic accuracy of the provision model through recalculation, reviewing the terms of the operating leases and comparing assumptions to contract terms and the Group's historical experience on returning similar aircraft models and engines and actual costs incurred. |

106 China Eastern Airlines Corporation Limited | 2018 Annual Report

Independent Auditor’s ReportKey audit matters (continued) Impairment of goodwill Goodwill as at 31 December 2018 amounted to RMB11,270 million. The Group performed impairment testing on goodwill annually based on the future estimated cash flows of the relevant assets. The Group’s impairment testing of the goodwill requires significant management judgement, in particular in relation to the cash flow forecast and the discount rate applied. The accounting policies and disclosures for goodwill are included in notes 2, 3 and 20 to the consolidated financial statements. Our audit procedures included, amongst others, evaluating and testing the assumptions, methodologies, cash-generating unit determination, cash flow forecast and other data/parameters used by the Group in evaluating the goodwill impairment as at 31 December 2018. We compared the significant assumptions used by management to current industry and economic trends and other relevant factors. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the cash-generating unit that would result from changes in the assumptions. We also involved our internal valuation specialists in assisting us to evaluate the assumptions and valuation methodologies used by the Group. Other information included in the Annual Report The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the consolidated financial statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. 107

Independent Auditor’s Report Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. 108 China Eastern Airlines Corporation Limited | 2018 Annual Report

Independent Auditor’s Report Auditor’s responsibilities for the audit of the consolidated financial statements (continued) We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is LEUNG, Wai Lap, Philip. Ernst & Young Certified Public Accountants Hong Kong 29 March 2019 109

# Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2018

| | Notes | 2018 RMB million | 2017 RMB million |
|---|---|---|---|
| **Revenue** | 5 | 115,278 | 102,475 |
| Other operating income and gains | 6 | 6,592 | 7,481 |
| **Operating expenses** | | | |
| Aircraft fuel | | (33,680) | (25,131) |
| Take-off and landing charges | | (14,914) | (13,254) |
| Depreciation and amortisation | | (15,313) | (13,969) |
| Wages, salaries and benefits | 7 | (22,134) | (20,320) |
| Aircraft maintenance | | (3,738) | (5,346) |
| Impairment charges | 8 | (318) | (494) |
| Impairment losses on financial assets, net | 9 | (27) | 3 |
| Food and beverages | | (3,383) | (3,090) |
| Aircraft operating lease rentals | | (4,306) | (4,318) |
| Other operating lease rentals | | (928) | (836) |
| Selling and marketing expenses | | (3,807) | (3,294) |
| Civil aviation development fund | | (2,235) | (2,080) |
| Ground services and other expenses | | (2,845) | (3,248) |
| Fair value changes of financial asset at fair value through profit or loss | | (27) | – |
| Gain/(loss) on fair value changes of derivative financial instruments | 10 | 311 | (311) |
| Indirect operating expenses | | (5,217) | (4,837) |
| **Total operating expenses** | | (112,561) | (100,525) |
| **Operating profit** | 11 | 9,309 | 9,431 |
| Share of results of associates | 22 | 170 | 202 |
| Share of results of joint ventures | 23 | 34 | 49 |
| Finance income | 12 | 110 | 2,112 |
| Finance costs | 13 | (5,767) | (3,184) |
| **Profit before income tax** | | 3,856 | 8,610 |
| Income tax expense | 14 | (926) | (1,800) |
| **Profit for the year** | | 2,930 | 6,810 |
| **Other comprehensive income for the year** | | | |
| *Other comprehensive income that may be reclassified to profit or loss in subsequent periods:* | | | |
| Cash flow hedges, net of tax | 25 | 43 | 35 |
| Fair value changes of available-for-sale investments, net of tax | | — | 115 |
| Share of other comprehensive income of an associate, net of tax | | — | 10 |
| **Net other comprehensive income that may be reclassified to profit or loss in subsequent periods** | | 43 | 160 |
| *Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:* | | | |
| Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax | | (247) | – |
| Share of other comprehensive income of an associate, net of tax | 22 | (24) | – |
| Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax | 41 | (115) | 124 |
| **Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods** | | (386) | 124 |
| **Other comprehensive income for the year, net of tax** | | (343) | 284 |
| **Total comprehensive income for the year** | | 2,587 | 7,094 |

110 China Eastern Airlines Corporation Limited | 2018 Annual Report

Total comprehensive income for the year 2,587 7,094 111

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2018 Note 2018 RMB million 2017 RMB million Profit attributable to: Equity holders of the Company Non-controlling interests 2,698 232 6,342 468 Profit for the year 2,930 6,810 Total comprehensive income attributable to: Equity holders of the Company 2,358 6,619 Non-controlling interests 229 475 Total comprehensive income for the year 2,587 7,094 Earnings per share attributable to the equity holders of the Company during the year — Basic and diluted (RMB) 16 0.19 0.44 110 China Eastern Airlines Corporation Limited | 2018 Annual Report

Consolidated Statement of Financial Position (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Notes 2018 RMB million 2017 RMB million Non-current assets Property, plant and equipment 17 180,104 166,856 Investment properties 18 724 302 Prepayments for land use rights 19 1,387 1,717 Intangible assets 20 11,609 11,596 Advanced payments on acquisition of aircraft 21 21,942 24,752 Investments in associates 22 1,696 1,654 Investments in joint ventures 23 577 557 Available-for-sale investments 24 — 800 Equity investments designated at fair value through other comprehensive income 24 1,247 — Derivative financial instruments 25 222 151 Other non-current assets 26 3,370 2,927 Deferred tax assets 27 207 122 223,085 211,434 Current assets Flight equipment spare parts 28 1,950 2,185 Trade and notes receivables 29 1,436 2,124 Financial asset at fair value through profit or loss 30 96 — Prepayments and other receivables 31 11,776 9,314 Derivative financial instruments 25 1 — Assets classified as held for sale 32 11 14 Restricted bank deposits and short-term bank deposits 33 16 51 Cash and cash equivalents 34 646 4,605 15,932 18,293 Current liabilities Sales in advance of carriage — 7,043 Trade and bills payables 35 4,040 3,184 Contract liabilities 36 8,811 — Other payables and accruals 37 21,143 19,864 Current portion of obligations under finance leases 38 9,364 9,241 Current portion of borrowings 39 29,259 39,090 Income tax payable 273 593 Current portion of provision for return condition checks for aircraft under operating leases 40 145 981 Derivative financial instruments 25 29 324 Liabilities directly associated with the assets classified as held for sale — 8 73,064 80,328 Net current liabilities (57,132) (62,035) Total assets less current liabilities 165,953 149,399 112 China Eastern Airlines Corporation Limited | 2018 Annual Report

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

| | Notes | 2018 RMB million | 2017 RMB million |
|---|---|---|---|
| **Non-current liabilities** | | | |
| Obligations under finance leases | 38 | 68,063 | 57,627 |
| Borrowings | 39 | 25,867 | 24,711 |
| Provision for return condition checks for aircraft under operating leases | 40 | 2,761 | 2,038 |
| Contract liabilities | 36 | 1,585 | – |
| Derivative financial instruments | 25 | — | 1 |
| Post-retirement benefit obligations | 41 | 2,544 | 2,502 |
| Other long-term liabilities | 42 | 3,448 | 3,724 |
| Deferred tax liabilities | 27 | 84 | 18 |
| | | 104,352 | 90,621 |
| **Net assets** | | 61,601 | 58,778 |
| **Equity** | | | |
| Equity attributable to the equity holders of the Company | | | |
| – Share capital | 43 | 14,467 | 14,467 |
| – Reserves | 44 | 43,541 | 40,893 |
| | | 58,008 | 55,360 |
| **Non-controlling interests** | | 3,593 | 3,418 |
| **Total equity** | | 61,601 | 58,778 |

The financial statements were approved by the Board of Directors on 29 March 2019 and were signed on its behalf.

**Liu Shaoyong**
*Chairman*

**Li Yangmin**
*President*

113

# Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)

Year ended 31 December 2018

| | Attributable to owners of the parent | | | | | |
|---|---|---|---|---|---|---|
| | Share capital RMB million | Other reserves RMB million | Retained profits RMB million | Total RMB million | Non-controlling interests RMB million | Total equity RMB million |
| **At 1 January 2017** | 14,467 | 26,199 | 8,784 | 49,450 | 2,916 | 52,366 |
| Profit for the year | – | – | 6,342 | 6,342 | 468 | 6,810 |
| Other comprehensive income | – | 277 | – | 277 | 7 | 284 |
| **Total comprehensive income for the year** | – | 277 | 6,342 | 6,619 | 475 | 7,094 |
| Final 2016 dividend | – | – | (709) | (709) | – | (709) |
| Disposal of a subsidiary | – | – | – | – | 87 | 87 |
| Dividends paid to non-controlling interests | – | – | – | – | (60) | (60) |
| Transfer from retained profits | – | 212 | (212) | – | – | – |
| **At 31 December 2017** | 14,467 | 26,688* | 14,205* | 55,360 | 3,418 | 58,778 |
| Effect of adoption of IFRS 9 | – | 667 | (22) | 645 | 3 | 648 |
| Effect of adoption of IFRS 15 | – | – | 383 | 383 | – | 383 |
| **At 1 January 2018 (restated)** | **14,467** | **27,355** | **14,566** | **56,388** | **3,421** | **59,809** |
| Profit for the year | **–** | **–** | **2,698** | **2,698** | **232** | **2,930** |
| Other comprehensive income | **–** | **(340)** | **–** | **(340)** | **(3)** | **(343)** |
| **Total comprehensive income for the year** | **–** | **(340)** | **2,698** | **2,358** | **229** | **2,587** |
| Final 2017 dividend | **–** | **–** | **(738)** | **(738)** | **–** | **(738)** |
| Dividend paid to non-controlling interests | **–** | **–** | **–** | **–** | **(57)** | **(57)** |
| Transfer from retained profits | **–** | **30** | **(30)** | **–** | **–** | **–** |
| **At 31 December 2018** | **14,467** | **27,045*** | **16,496*** | **58,008** | **3,593** | **61,601** |

* These reserve accounts comprise the consolidated reserves of RMB43,541 million (2017: RMB40,893 million) in the consolidated statement of financial position.

114 China Eastern Airlines Corporation Limited | 2018 Annual Report

Consolidated Statement of Cash Flows (Prepared in accordance with International Financial Reporting Standards) Year ended 31 December 2018 Notes 2018 RMB million 2017 RMB million Cash flows from operating activities Cash generated from operations Income tax paid 47(a) 24,047 (1,709) 21,108 (1,536) Net cash flows from operating activities 22,338 19,572 Cash flows from investing activities Additions to property, plant and equipment (10,653) (7,796) Additions to prepayments for land use rights (34) (8) Additions to intangible assets (165) (126) Advanced payments on acquisition of aircraft (15,342) (16,759) Advance from disposal of prepayments for land use rights — 269 Investment in joint ventures (16) (64) (Net) proceeds from disposal of a subsidiary 46 (11) 1,897 Proceeds from disposal of property, plant and equipment 5,493 1,043 Proceeds from novation of purchase rights 7,483 — Proceeds from disposal of intangible assets 1 1 Proceeds from disposal of investment in an associate — 12 Proceeds from disposal of available-for-sale investments — 5 Proceeds from disposal of prepayments for land use rights 158 3 Decrease in short-term deposits — 3 Interest received 71 111 Dividends received 252 97 Settlement relating to derivative financial instruments 1 — Loan to a joint venture (20) — Proceeds from repayment of loans to a joint venture 2 — Net cash flows used in investing activities (12,780) (21,312) Cash flows from financing activities Proceeds from draw-down of short-term bank loans 19,144 33,629 Proceeds from draw-down of long-term bank loans 8,000 — Proceeds from issuance of short-term debentures 31,000 29,000 Proceeds from issuance of long-term debentures and bonds 2,938 2,450 Proceeds from draw-down of other financing activities 10,693 12,320 Repayments of short-term bank loans (36,066) (18,383) Repayments of long-term bank loans (7,592) (3,246) Repayments of short-term debentures (26,500) (36,000) Repayments of principal of finance lease obligations (9,629) (10,587) Interest paid (4,359) (3,706) Settlement relating to derivative financial instruments (392) — Dividends paid (738) (709) Dividends paid to non-controlling interests of subsidiaries (57) (60) Net cash flows (used in)/from financing activities (13,558) 4,708 Net (decrease)/increase in cash and cash equivalents (4,000) 2,968 Cash and cash equivalents at beginning of year 4,616 1,695 Effect of foreign exchange rate changes, net 30 (47) Cash and cash equivalents at 31 December 646 4,616 115

# Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 1 Corporate and Group Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was established in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited ("CEA Holding"), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company's Board of Directors (the "Board") on 28 March 2019.

### Information about subsidiaries

Particulars of the Company's principal subsidiaries at the end of the reporting period are as follows:

| Name | Place and date of incorporation/ registration and place of business | Issued ordinary/ registered share capital million | Percentage of equity attributable to the Company Direct | Indirect | Principal activities |
|---|---|---|---|---|---|
| China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu") | PRC/Mainland China 7 April 1993 | RMB2,000 | 62.56% | – | Provision of airline services |
| China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan") | PRC/Mainland China 16 August 2002 | RMB1,750 | 60% | – | Provision of airline services |
| Shanghai Eastern Flight Training Co., Ltd. ("Shanghai Flight Training") | PRC/Mainland China 18 December 1995 | RMB694 | 100% | – | Provision of flight training services |
| Shanghai Airlines Co., Ltd. ("Shanghai Airlines") | PRC/Mainland China 16 March 2010 | RMB500 | 100% | – | Provision of airline services |
| China Eastern Airlines Technology Co., Ltd. ("Eastern Technology") | PRC/Mainland China 19 November 2014 | RMB4,300 | 100% | – | Provision of airline maintenance services |
| China Eastern Business Jet Co., Ltd. | PRC/Mainland China 27 September 2008 | RMB50 | 100% | – | Provision of business aviation services |

116 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 1 Corporate and Group Information (continued)

**Information about subsidiaries** (continued)

| Name | Place and date of incorporation/ registration and place of business | Issued ordinary/ registered share capital million | Percentage of equity attributable to the Company Direct | Indirect | Principal activities |
|---|---|---|---|---|---|
| China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan") | PRC/Mainland China 2 August 2011 | RMB3,662 | 90.36% | – | Provision of airline services |
| Eastern Air Overseas (Hong Kong) Co., Ltd. ("Eastern Air Overseas") | Hong Kong 10 June 2011 | HKD280 | 100% | – | Provision of import and export, investment, leasing and consultation services |
| China United Airlines Co., Ltd. ("China United Airlines") | PRC/Mainland China 21 September 1984 | RMB1,320 | 100% | – | Provision of airline services |
| Eastern Airlines Hotel Co., Ltd. | PRC/Mainland China 18 March 1998 | RMB70 | 100% | – | Provision of hotel services primarily to crew |
| Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours") | PRC/Mainland China 29 August 1992 | RMB50 | 100% | – | Tour operations, travel and air ticketing agency and transportation |
| China Eastern Airlines Application Development Center Co., Ltd. ("Application Development Center") | PRC/Mainland China 21 November 2011 | RMB498 | 100% | – | Provision of research and development of technology and products in the field of aviation |
| China Eastern Airlines E-Commerce Co., Ltd. ("Eastern E-Commerce") | PRC/Mainland China 1 December 2014 | RMB50 | 100% | – | E-commerce platform and ticket agent |

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

117

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 2.1 Basis of Preparation These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain equity investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in note 2.4. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated. Basis of consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2018. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee). When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (a) the contractual arrangement with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group’s voting rights and potential voting rights. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. 118 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 2.1 Basis of Preparation (continued) Going concern As at 31 December 2018, the Group’s current liabilities exceeded its current assets by approximately RMB57.13 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows: • The Group’s expected net cash inflows from operating activities in 2019; • Unutilised banking facilities of approximately RMB56.20 billion as at 31 December 2018; and • Other available sources of financing from banks and other financial institutions given the Group’s credit history. The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 2.2 Changes in Accounting Policies and Disclosures The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements. Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts IFRS 9 Financial Instruments IFRS 15 Revenue from Contracts with Customers Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers Amendments to IAS 40 Transfers of Investment Property IFRIC 22 Foreign Currency Transactions and Advance Consideration Annual Improvements Amendments to IFRS 1 and IAS 28 2014–2016 Cycle Other than as explained below regarding the impact of IFRS 9 and IFRS 15, the adoption of the above new and revised standards has had no significant financial effect on these financial statements. (a) IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting. The Group has recognised the transition adjustments against the applicable opening balances in equity at 1 January 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 39. 119

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 2.2 Changes in Accounting Policies and Disclosures (continued)

(a) (continued)

**Classification and measurement**

The following information sets out the impacts of adopting IFRS 9 on the statement of financial position, including the effect of replacing IAS 39's incurred credit loss calculations with IFRS 9's expected credit losses ("ECLs").

A reconciliation between the carrying amounts under IAS 39 and the balances reported under IFRS 9 as at 1 January 2018 is as follows:

| | Notes | IAS 39 measurement Category | IAS 39 measurement Amount RMB million | Re-classification RMB million | ECL RMB million | Remea-surement RMB million | IFRS 9 measurement Amount RMB million | IFRS 9 measurement Category |
|---|---|---|---|---|---|---|---|---|
| Financial assets | | | | | | | | |
| Equity investments designated at fair value through other comprehensive income | | N/A | – | 677 | – | 895 | 1,572 | FVOCI[1] (equity) |
| From: Available-for-sale investments | (i) | | | 677 | – | – | | |
| Available-for-sale investments | | AFS[2] | 800 | (800) | – | – | – | N/A |
| To: Equity investments designated at fair value through other comprehensive income | (i) | | | (677) | – | – | | |
| To: Financial assets at fair value through profit or loss | (ii) | | | (123) | – | – | | |
| Financial assets at fair value through profit or loss | | FVPL[5] | – | 123 | – | – | 123 | FVPL |
| From: Available-for-sale investments | (ii) | | | 123 | – | – | | |
| Trade and notes receivables | (iii) | L&R[3] | 2,124 | – | (31) | – | 2,093 | AC[4] |
| Total assets | | | 2,924 | – | (31) | 895 | 3,788 | |
| Other liabilities | | | | | | | | |
| Deferred tax liabilities | | | 18 | – | (8) | 224 | 234 | |
| Total liabilities | | | 18 | – | (8) | 224 | 234 | |

1 FVOCI: Financial assets at fair value through other comprehensive income

2 AFS: Available-for-sale investments

3 L&R: Loans and receivables

4 AC: Financial assets or financial liabilities at amortised cost

5 FVPL: Financial assets at fair value through profit or loss

Notes:

(i) The Group has elected the option to irrevocably designate certain of its previous available-for-sale equity investments as equity investments at fair value through other comprehensive income.

(ii) The Group has classified certain of its tradable listed equity investments previously classified as available-for-sale investments as financial assets measured at fair value through profit or loss.

(iii) The carrying amounts of the trade and notes receivables under the column "IAS 39 measurement — Amount" represent the amounts after adjustments for the adoption of IFRS 15 but before the measurement of ECLs. Further details of the adjustments for the adoption of IFRS 15 are included in note 2.2(b) to the financial statements.

120 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 (a) (continued) Impairment The following table reconciles the aggregate opening impairment allowances under IAS 39 to the ECL allowances under IFRS 9. Further details are disclosed in note 29 to the financial statements. Impairment allowances ECL allowances under IAS 39 at under IFRS 9 at 31 December 2017 Re-measurement 1 January 2018 RMB million RMB million RMB million Trade and notes receivables 88 31 119 Impact on reserves and retained profits The impact of transition to IFRS 9 on reserves and retained profits is as follows: Reserves and retained profits RMB million Fair value reserve under IFRS 9 (available-for-sale investment revaluation reserve under IAS 39) Balance as at 31 December 2017 under IAS 39 391 Reclassification of a financial asset from available-for-sale investment to financial asset at fair value through profit or loss (1) Remeasurement of equity investments designated at fair value through other comprehensive income previously measured at cost under IAS 39 895 Deferred tax in relation to the above (224) Non-controlling interests in relation to the above (3) Balance as at 1 January 2018 under IFRS 9 1,058 Retained profits Balance as at 31 December 2017 under IAS 39 14,205 Reclassification of a financial asset from available-for-sale investment to financial asset at fair value through profit or loss 1 Recognition of expected credit losses for trade receivables under IFRS 9 (31) Deferred tax in relation to the above 8 Balance as at 1 January 2018 under IFRS 9 14,183 121

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 (b) IFRS 15 and its amendments replace IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The disclosures are included in note 5 to the financial statements. As a result of the application of IFRS 15, the Group has changed the accounting policy with respect to revenue recognition in note 2.4 to the financial statements. The Group has adopted IFRS 15 using the modified retrospective method of adoption. Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date. The Group has elected to apply the standard to contracts that are not completed as at 1 January 2018. The cumulative effect of the initial application of IFRS 15 was recognised as an adjustment to the opening balance of retained profits as at 1 January 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related interpretations. Set out below are the amounts by which each financial statement line item was affected as at 1 January 2018 as a result of the adoption of IFRS 15: Notes Increase/(decrease) RMB million Liabilities Sales in advance of carriage (i) (7,043) Other payables and accruals (i) (1,210) Other long-term liabilities (i) (1,525) Contract liabilities (i),(ii),(iii),(iv) 9,267 Deferred tax liabilities (v) 128 Total liabilities (383) Equity Retained profits (ii),(iii),(iv),(v) 383 Total equity 383 122 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 2.2 Changes in Accounting Policies and Disclosures (continued)

(b) (continued)

Set out below are the amounts by which each financial statement line item was affected as at 31 December 2018 and for the year ended 31 December 2018 as a result of the adoption of IFRS 15. The adoption of IFRS 15 has had no impact on other comprehensive income or on the Group's operating, investing and financing cash flows. The first column shows the amounts recorded under IFRS 15 and the second column shows what the amounts would have been had IFRS 15 not been adopted:

Consolidated statement of profit or loss for the year ended 31 December 2018:

| | | Amounts prepared under | | Increase/ |
|---|---|---|---|---|
| | Notes | IFRS 15 RMB million | Previous IFRS RMB million | (decrease) RMB million |
| Revenue | (ii),(iii),(iv) | 115,278 | 115,000 | 278 |
| Operating profit | | 9,309 | 9,031 | 278 |
| Profit before income tax | | 3,856 | 3,578 | 278 |
| Income tax expense | (v) | (926) | (856) | (70) |
| Profit for the year | | 2,930 | 2,722 | 208 |
| Profit attributable to: | | | | |
| Equity holders of the Company | | 2,698 | 2,492 | 206 |
| Non-controlling interests | | 232 | 230 | 2 |
| | | 2,930 | 2,722 | 208 |
| Earnings per share attributable to the equity holders of the Company during the year — Basic and diluted (RMB) | | 0.19 | 0.17 | 0.02 |

Consolidated statement of financial position as at 31 December 2018:

| | | Amounts prepared under | | Increase/ |
|---|---|---|---|---|
| | Notes | IFRS 15 RMB million | Previous IFRS RMB million | (decrease) RMB million |
| Sales in advance of carriage | (i) | — | 8,559 | (8,559) |
| Other payables and accruals | (i) | 21,143 | 21,968 | (825) |
| Other long-term liabilities | (i) | 3,448 | 5,249 | (1,801) |
| Contract liabilities | (i),(ii),(iii),(iv) | 10,396 | — | 10,396 |
| Income tax payable | (v) | 273 | 75 | 198 |
| Total liabilities | | 177,416 | 178,007 | (591) |
| Net assets | | 61,601 | 61,010 | 591 |
| Retained profits | (ii),(iii),(iv),(v) | 16,496 | 15,905 | 591 |
| Non-controlling interests | (v) | 58,008 | 58,006 | 2 |
| Total equity | | 61,601 | 61,008 | 593 |

123

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 (b) (continued) The nature of the adjustments as at 1 January 2018 and the reasons for the significant changes in the statement of financial position as at 31 December 2018 and the statement of profit or loss for the year ended 31 December 2018 are described below: (i) Reclassification Before the adoption of IFRS 15, the Group recognised consideration received from customers in advance of carriage as sales in advance of carriage, and frequent flyer programme liabilities and other consideration received from customers as other payables and accruals and other long-term liabilities. Under IFRS 15, the amounts are classified as contract liabilities. Therefore, upon the adoption of IFRS 15, the Group reclassified RMB7,043 million, RMB1,210 million and RMB1,525 million from sales in advance of carriage, other payables and accruals and other long-term liabilities, respectively, to contract liabilities as at 1 January 2018. As at 31 December 2018, under IFRS 15, RMB8,559 million, RMB825 million and RMB1,801 million from sales in advance of carriage, other payables and accruals and other long-term liabilities respectively were reclassified to contract liabilities. (ii) Frequent flyer programme Prior to the adoption of IFRS 15, the Group used the residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights, which were valued based on the estimated redemption value. Revenue is recognised when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and recognises frequent flyer programme liabilities under contract liabilities. Accordingly, there was an increase in retained profits of RMB33 million before tax effect as at 1 January 2018. Considering the relative stand-alone selling price approach used for recognising frequent flyer programme liabilities, revenue was increased by RMB113 million for the year ended 31 December 2018 and there was an increase in retained profits of RMB146 million before tax effect as at 31 December 2018. (iii) Passenger ticket breakage Passenger ticket breakage refers to the tickets that will expire unused. Prior to the adoption of IFRS 15, the Group recognised revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group estimates the value of passenger ticket breakage and recognises revenue at the scheduled flight date. Accordingly, there was an increase in retained profits of RMB509 million before tax effect as at 1 January 2018. Considering the change in timing of revenue recognition for the passenger ticket breakage, revenue was increased by RMB178 million for the year ended 31 December 2018 and there was an increase in retained profits of RMB687 million before tax effect as at 31 December 2018. (iv) Change fees The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded as a contract modification under IFRS 15 instead of recognising in other revenue at the time when ticket is changed under the legacy guidance. Under IFRS 15, change fees are recognised in passenger revenue when transportation is provided. Accordingly, there was a decrease in retained profits of RMB31 million before tax effect as at 1 January 2018. Considering the change in timing of revenue recognition for change fees, revenue was decreased by RMB13 million for the year ended 31 December 2018 and there was a decrease in retained profits of RMB44 million before tax effect as at 31 December 2018. (v) Other adjustments In addition to the adjustments described above, other items of the primary financial statements such as tax and non- controlling interests were adjusted as necessary. Retained profits were adjusted accordingly.124 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 2.3 Issued but not yet Effective International Financial Reporting Standards The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. Amendments to IFRS 3 Definition of a Business2 Amendments to IFRS 9 Prepayment Features with Negative Compensation1 Amendments to IFRS 10 Sale or Contribution of Assets between an Investor and its Associate and IAS 28 or Joint Venture4 IFRS 16 Leases1 IFRS 17 Insurance Contracts3 Amendments to IAS 1 Definition of Material2 and IAS 8 Amendments to IAS 19 Plan Amendment, Curtailment or Settlement1 Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures1 IFRIC 23 Uncertainty over Income Tax Treatments1 Annual Improvements Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 231 2015–2017 Cycle 1 Effective for annual periods beginning on or after 1 January 2019 2 Effective for annual periods beginning on or after 1 January 2020 3 Effective for annual periods beginning on or after 1 January 2021 4 No mandatory effective date yet determined but available for adoption Further information about these IFRSs that are expected to be applicable to the Group is described below: Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from 1 January 2020. Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective. 125

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees — leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16, which is effective for annual periods beginning on or after 1 January 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17. Transition to IFRS 16 The Group plans to adopt the transitional provisions in IFRS 16 to recognise the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019 and will not restate the comparatives. In addition, the Group plans to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. The right-of-use asset will be measured differently between lease contracts related to aircraft and other assets. For lease contracts related to aircraft, the right-of-use asset will be recognised at its carrying amount as if the standard had been applied since the commencement date, but discounted using the lessee’s incremental borrowing rate at the date of initial application; For lease contracts related to other assets, the right-of-use asset will be recognised at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before the date of initial application. The Group plans to use the exemptions allowed by the standard on lease contracts whose lease terms end within 12 months as of the date of initial application. During 2018, the Group has assessed the impact of the adoption of IFRS 16 and is currently in the process of completing the analysis. The adoption of this standard will have a significant impact on the consolidated statement of financial position as the new standard will require all leases with durations greater than twelve months to be recognised on the balance sheet. 126 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 2.3 Issued but not yet Effective International Financial Reporting Standards (continued) Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s financial statements. Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognising losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group expects to adopt the amendments on 1 January 2019 and will assess its business model for such long-term interests based on the facts and circumstances that exist on 1 January 2019 using the transitional requirements in the amendments. The Group also intends to apply the relief from restating comparative information for prior periods upon adoption of the amendments. IFRIC 23, issued in June 2017, addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from 1 January 2019. The interpretation is not expected to have any significant impact on the Group’s financial statements. 2.4 Summary of Significant Accounting Policies Investments in associates and joint ventures An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. 127

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Investments in associates and joint ventures (continued) The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures. If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss. When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Segmental reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision- maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions. Foreign currencies (i) Functional currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company’s functional currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”. 128 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Revenue recognition (applicable from 1 January 2018) Revenue from contracts with customers Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. (a) Passenger, cargo and mail revenues are recognised as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognises revenue at the scheduled flight date. (b) Revenues from the provision of ground services, tour services, ticket cancellation services and other travel related services are recognised when the services are rendered. (c) Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised upon ticket sales. (d) The Group operates a frequent flyer programme called “Eastern Miles” that provides mainly travel awards to programme members based on accumulated mileage. A portion of revenue attributable to the award of frequent flyer benefits is deferred until they are utilised. The Group applies the relative standalone selling price approach to allocate a portion of sales to the mileage points issued and recognises in contract liabilities as frequent flyer programme liabilities. The portion of sales attributable to the award of frequent flyer benefits is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate, which is deferred until they are utilized and expired. (e) Sale of goods Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer. 129

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Revenue recognition (applicable from 1 January 2018) (continued) Revenue from other sources Rental income is recognised on a time proportion basis over the lease terms. Other income Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset. Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. Contract liabilities (applicable from 1 January 2018) A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract. Revenue recognition (applicable before 1 January 2018) Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of the Group’s activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following basis: (i) Traffic revenues Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage (“SIAC”). (ii) Ground service income and tour operation revenues Revenues from the provision of ground services, tour, travel services and other travel related services are recognised when the services are rendered. (iii) Cargo handling income Revenues from the provision of cargo handling services are recognised when the services are rendered. (iv) Commission income Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in profit or loss upon ticket sales. (v) Other revenue Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered. 130 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Revenue recognition (applicable before 1 January 2018) (continued) (vi) Frequent flyer programme The Group operates a frequent flyer programme that provide travel awards to programme members based on accumulated miles. A portion of passenger revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. (vii) Interest income Interest income is recognised on a time-proportion basis using the effective interest rate method. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sales have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate are expensed. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Maintenance and overhaul costs In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight-line basis over the term of the leases. In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. All other repairs and maintenance costs are charged to profit or loss as and when incurred. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Income tax Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates. 131

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Income tax (continued) Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. 132 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Intangible assets (i) Goodwill Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash- generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. (ii) Computer software costs Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred. (iii) Others Others relate to the capitalised costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport, respectively. These costs are amortised using the straight-line method over their useful lives of 3 years. Deferred pilot recruitment costs Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group. Related parties A party is considered to be related to the Group if: (a) the party is a person or a close member of that person’s family and that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or of a parent of the Group; 133

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Related parties (continued) or (b) the party is an entity where any of the following conditions applies: (i) the entity and the Group are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity); (iii) the entity and the Group are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan; (vi) the entity is controlled or jointly controlled by a person identified in (a); (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group. Property, plant and equipment Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss. Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows: Owned and finance leased aircraft and engines 15 to 20 years Other flight equipment, including rotables 10 years Buildings 8 to 45 years Other property, plant and equipment 3 to 20 years 134 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Property, plant and equipment (continued) Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset. Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. Investment properties Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties. Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows: Buildings 30 to 35 years The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal. Impairment of non-financial assets Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, financial assets, investment properties and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash- generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset. 135

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Impairment of non-financial assets (continued) An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset. Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale. Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised. Prepayments for land use rights Prepayments for land use rights under operating leases are initially stated at cost and subsequently recognised on the straight- line basis over the lease terms. Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses. Investments and other financial assets (policies under IFRS 9 applicable from 1 January 2018) Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss. 136 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Investments and other financial assets (policies under IFRS 9 applicable from 1 January 2018) (continued) Initial recognition and measurement (continued) The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition (applicable from 1 January 2018)”. In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at amortised cost (debt instruments) The Group measures financial assets at amortised cost if both of the following conditions are met: • The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows. • The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired. Financial assets at fair value through other comprehensive income (debt instruments) The Group measures debt investments at fair value through other comprehensive income if both of the following conditions are met: • The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling. • The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. 137

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Investments and other financial assets (policies under IFRS 9 applicable from 1 January 2018) (continued) Financial assets at fair value through other comprehensive income (debt instruments) (continued) For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the statement of profit or loss. Financial assets designated at fair value through other comprehensive income (equity investments) Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment. Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value profit or loss are also recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss. 138 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Investments and other financial assets (policies under IAS 39 applicable before 1 January 2018) Initial recognition and measurement Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. When financial assets are recognised initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in the statement of profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition (applicable before 1 January 2018)” below. Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied. Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other income and gains in the statement of profit or loss. The loss arising from impairment is recognised in the statement of profit or loss in finance costs for loans and in other expenses for receivables. 139

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Investments and other financial assets (policies under IAS 39 applicable before 1 January 2018) (continued) Available-for-sale financial investments Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions. After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in the statement of profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to the statement of profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in the statement of profit or loss as other income. When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses. Derecognition of financial assets (policies under IFRS 9 applicable from 1 January 2018 and policies under IAS 39 applicable before 1 January 2018) A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when: • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. 140 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Impairment of financial assets (policies under IFRS 9 applicable from 1 January 2018) The Group recognises an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. General approach ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward- looking information. The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below. Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit- impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit- impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs Simplified approach For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. 141

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Impairment of financial assets (policies under IAS 39 applicable before 1 January 2018) The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Financial assets carried at amortised cost For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment. The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss. Available-for-sale financial investments For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the statement of profit or loss, is removed from other comprehensive income and recognised in the statement of profit or loss. In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the statement of profit or loss — is removed from other comprehensive income and recognised in the statement of profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through the statement of profit or loss. Increases in their fair value after impairment are recognised directly in other comprehensive income. The determination of what is “significant” or “prolonged” requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost. 142 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Financial liabilities (policies under IFRS 9 applicable from 1 January 2018 and IAS 39 applicable before 1 January 2018) Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, derivative financial instruments, obligations under finance leases and borrowings. Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows: Loans and borrowings After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss. Financial guarantee contracts (policies under IFRS 9 applicable from 1 January 2018) Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognised initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contracts at the higher of: (i) the ECL allowance determined in accordance with the policy as set out in “Impairment of financial assets (policies under IFRS 9 applicable from 1 January 2018)”; and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised. Financial guarantee contracts (policies under IAS 39 applicable before 1 January 2018) A financial guarantee contract is recognised initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of (i) the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation. Derecognition of financial liabilities (policies under IFRS 9 applicable from 1 January 2018 and IAS 39 applicable before 1 January 2018) A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss. 143

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Offsetting of financial instruments (policies under IFRS 9 applicable from 1 January 2018 and IAS 39 applicable before 1 January 2018) Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously. Derivative financial instruments and hedge accounting (policies under IFRS 9 applicable from 1 January 2018 and IAS 39 applicable before 1 January 2018) Initial recognition and subsequent measurement The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss. For the purpose of hedge accounting, hedges are classified as: • fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or • cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or • hedges of a net investment in a foreign operation. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. Before 1 January 2018, the documentation included identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group assessed the hedging instrument’s effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges were expected to be highly effective in achieving offsetting changes in fair value or cash flows and were assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Starting from 1 January 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: • There is “an economic relationship” between the hedged item and the hedging instrument. 144 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Derivative financial instruments and hedge accounting (policies under IFRS 9 applicable from 1 January 2018 and IAS 39 applicable before 1 January 2018) (continued) Initial recognition and subsequent measurement (continued) • The effect of credit risk does not “dominate the value changes” that result from that economic relationship. • The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item. Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows: Cash flow hedges The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied. For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss. If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above. Current versus non-current classification Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows). • Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item. • Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract. • Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made. 145

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Cash and cash equivalents For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use. Provisions Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; provided that the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense. For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision. Leases (i) As lessee Finance leases Leases where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligations under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values. For sale and leaseback transactions resulting in a finance lease, the Group continues to recognise the transferred asset and recognise a financial liability equal to the transfer proceeds. Operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below the market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used. 146 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Leases (continued) (ii) As lessor Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term. Retirement benefits (i) Defined contribution plans The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred. The Group also implemented an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred. (ii) Defined benefit plan The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method. Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss at the earlier of: • the date of the plan amendment or curtailment; and • the date that the Group recognises restructuring-related costs Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss: • service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements • net interest expense Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the financial statements. 147

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Fair value measurement The Group measures its derivative financial instruments and listed equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly Level 3 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Business combinations Business combinations not under common control are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree. If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. 148 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Business combinations (continued) Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash- generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained. 3 Significant Accounting Judgements and Estimates Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Passenger ticket breakage The Group recognises traffic revenues in accordance with the accounting policy stated in note 2.4 to the financial statements. Passenger ticket breakage is recognised as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognises revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage. 149

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 3 Significant Accounting Judgements and Estimates (continued) (b) Frequent flyer programme (“FFP”) Passenger ticket sales earning mileage credits under the Company’s FFP provide customers with mileage credits earned and air transportation. The portion of sales attributable to the award of frequent flyer benefits is allocated applying a relative standalone selling price approach. The Group estimates the standalone fair value of the mileage credits by reference to the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as equivalent ticket value (“ETV”). The estimate of ETV is adjusted for mileage credits that are not likely to be redeemed (“mileage credits breakage”). Management uses models to estimate breakage based on historical redemption patterns and unredeemed information. A change in assumptions as to the actual redemption activity for mileage credits or the estimated fair value of mileage credits expected to be redeemed could have a material impact on the revenue in the year in which the change occurs and in future years. Mileage credits breakage is recognised as revenue proportionally during the year in which the remaining mileage credits are actually redeemed. (c) Provision for return condition checks for aircraft and engines under operating leases Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in note 2.4 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in note 41 to the financial statements. (e) Deferred income tax In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in note 2.4 to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilise the tax benefits of deductible tax losses carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made. (f) Provision for flight equipment spare parts Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts. 150 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 3 Significant Accounting Judgements and Estimates (continued) (g) Depreciation of property, plant and equipment Depreciation of components related to airframe and engine overhaul costs is based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgements or estimates could significantly affect the estimated depreciation charge and the results of operations. Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. (h) Estimated impairment of property, plant and equipment and intangible assets The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in note 2.4 to the financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger- kilometres yield level, load factor, aircraft utilisation rate and discount rates. (i) Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating unit to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. (j) Fair value of unlisted equity investments The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 51 to the financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3. 151

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 4 Operating Segment Information

**(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.**

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

The segment results for the year ended 31 December 2018 were as follows:

| | Airline transportation operations RMB million | Other segments RMB million | Eliminations RMB million | Unallocated* RMB million | Total RMB million |
|---|---|---|---|---|---|
| **Segment revenue** | | | | | |
| Reportable segment revenue from external customers | 112,228 | 2,702 | — | — | 114,930 |
| Intersegment sales | — | 1,425 | (1,425) | — | — |
| Reportable segment revenue | 112,228 | 4,127 | (1,425) | — | 114,930 |
| Reportable segment profit before income tax | 2,360 | 958 | — | 549 | 3,867 |
| **Other segment information** | | | | | |
| Depreciation and amortisation | 15,051 | 251 | — | — | 15,302 |
| Impairment charges | 338 | 7 | — | — | 345 |
| Interest income | 127 | 398 | (415) | — | 110 |
| Interest expense | 3,807 | 335 | (415) | — | 3,727 |
| Capital expenditure | 30,670 | 508 | — | — | 31,178 |

152 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 4 Operating Segment Information (continued)

### (a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended 31 December 2017 were as follows:

| | Airline transportation operations RMB million | Other segments RMB million | Eliminations RMB million | Unallocated* RMB million | Total RMB million |
|---|---|---|---|---|---|
| **Segment revenue** | | | | | |
| Reportable segment revenue from external customers | 97,698 | 4,023 | – | – | 101,721 |
| Intersegment sales | – | 1,018 | (1,018) | – | – |
| Reportable segment revenue | 97,698 | 5,041 | (1,018) | – | 101,721 |
| Reportable segment profit before income tax | 6,517 | 363 | – | 1,740 | 8,620 |
| **Other segment information** | | | | | |
| Depreciation and amortisation | 13,769 | 190 | – | – | 13,959 |
| Impairment charges | 489 | 2 | – | – | 491 |
| Interest income | 109 | 103 | (101) | – | 111 |
| Interest expense | 3,080 | 205 | (101) | – | 3,184 |
| Capital expenditure | 32,149 | 657 | – | – | 32,806 |

The segment assets and liabilities as at 31 December 2018 and 31 December 2017 were as follows:

| | Airline transportation operations RMB million | Other segments RMB million | Eliminations RMB million | Unallocated* RMB million | Total RMB million |
|---|---|---|---|---|---|
| **At 31 December 2018** | | | | | |
| Reportable segment assets | **221,208** | **19,255** | **(7,543)** | **3,845** | **236,765** |
| Reportable segment liabilities | **168,095** | **16,748** | **(7,543)** | **113** | **177,413** |
| **At 31 December 2017** | | | | | |
| Reportable segment assets | 216,591 | 13,376 | (5,514) | 3,011 | 227,464 |
| Reportable segment liabilities | 165,148 | 11,301 | (5,514) | 11 | 170,946 |

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments.

153

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 4 Operating Segment Information (continued) (b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical area are analysed based on the following criteria: 1) Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations. 2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed. 2018 RMB million 2017 RMB million Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) International Regional (Hong Kong, Macau and Taiwan) 76,517 34,744 4,017 67,923 30,928 3,624 115,278 102,475 3) The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC. (c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: Note 2018 RMB million 2017 RMB million Revenue Reportable segment revenue — Reclassification of expired sales in advance of carriage (i) — Reclassification of taxes relating to the expired tickets (i) 114,930 — 348 101,721 357 397 Consolidated revenue 115,278 102,475 154 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 (c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued) Note 2018 RMB million 2017 RMB million Profit before income tax Reportable segment profit — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) 3,867 (11) 8,620 (10) Consolidated profit before income tax 3,856 8,610 Notes 2018 RMB million 2017 RMB million Assets Reportable segment assets — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) — Difference in intangible asset arising from the acquisition of Shanghai Airlines (iii) 236,765 10 2,242 227,464 21 2,242 Consolidated assets 239,017 229,727 2018 RMB million 2017 RMB million Liabilities Reportable segment liabilities — Others 177,413 3 170,946 3 Consolidated liabilities 177,416 170,949 Notes: (i) The difference for 2017 represents the different classification of expired sales in advance of carriage and sales related taxes and only the sales related taxes for 2018 under the PRC Accounting Standards and IFRSs. (ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards. (iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill. 155

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 5 Revenue An analysis of revenue is as follows: 2018 RMB million 2017 RMB million Revenue from contracts with customers 115,210 — Traffic revenues — 95,187 — Passenger — 91,564 — Cargo and mail — 3,623 Tour operations income — 2,165 Ground service income — 1,323 Cargo handling and processing income — 69 Commission income — 112 Others — 3,580 Revenue from other sources Rental income 68 39 115,278 102,475 Revenue from contracts with customers (i) Disaggregated revenue information For the year ended 31 December 2018 Segments Airline transportation operations RMB million Other operations RMB million Total RMB million Type of goods or service Traffic revenues — Passenger 104,309 — 104,309 — Cargo and mail 3,627 — 3,627 Tour operations income — 2,173 2,173 Ground service income 1,211 — 1,211 Commission income 101 — 101 Ticket cancellation fee 2,098 — 2,098 Others 1,162 529 1,691 Total revenue from contracts with customers 112,508 2,702 115,210 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 73,747 2,702 76,449 International 34,744 — 34,744 Regional (Hong Kong, Macau and Taiwan) 4,017 — 4,017 Total revenue from contracts with customers 112,508 2,702 115,210 156 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 5 Revenue (continued) Revenue from contracts with customers (continued) (i) Disaggregated revenue information (continued) Set out below is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information: For the year ended 31 December 2018 Segments Airline transportation operations RMB million Other operations RMB million Total RMB million Revenue from contracts with customers External customers 112,508 2,702 115,210 Intersegment sales — 1,425 1,425 Intersegment adjustment and eliminations — (1,425) (1,425) Total revenue from contracts with customers 112,508 2,702 115,210 The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period: 2018 RMB million Revenue recognised that was included in contract liabilities at the beginning of the year: Passenger transportation services 6,218 As at 31 December 2018, the unredeemed points awarded under the Group’s frequent flyer programme included in contract liabilities amounted to RMB2,046 million. The table below presents the activity of the contract liabilities for the Group’s frequent flyer programme in 2018. 2018 RMB million At 1 January Deferred during the year Recognised as revenue during the year 1,994 1,519 (1,227) At 31 December Less: the related pending output value added tax therein 2,286 240 2,046 157

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 5 Revenue (continued) Revenue from contracts with customers (continued) (ii) Performance obligations Information about the Group’s performance obligations is summarised below: Passenger transportation services The performance obligation is satisfied upon transportation service provided. Payment in advance is required and reflected in sales in advance of carriage or unredeemed points awarded, both of which are included in contract liabilities. Cargo and mail transportation services The performance obligation is satisfied as services are rendered and payment is generally due within 10 days after the end of each month. Tour services The performance obligation is satisfied as services are rendered and payment in advance is generally required. Ground services The performance obligation is satisfied as services are rendered and payment is generally due within 45 days from the date of billing. Ticket cancellation and commission services The performance obligation is satisfied as the process of ticket cancellation or sales is completed and consideration normally has been received before the services are rendered. 158 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 6 Other Operating Income and Gains 2018 RMB million 2017 RMB million Co-operation routes income (note (a)) 4,536 3,884 Routes subsidy income (note (b)) 441 295 Other subsidy income (note (c)) 453 762 Gain on disposal of items of property, plant and equipment 290 69 Gain on disposal of prepayments for land use rights 210 5 Gain on disposal of available-for-sale investments — 4 Dividend income from available-for-sale investments — 33 Gain on disposal of an associate 5 12 Dividend income from financial asset at fair value through profit or loss 6 — Dividend income from equity investments designated at fair value through other comprehensive income 23 — Compensation from ticket sales agents 348 271 Gain on disposal of a subsidiary — 1,754 Others (note (e)) 280 392 6,592 7,481 Notes: (a) Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties. (b) Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group. (c) Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants. (d) There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2018 and 2017. (e) Others mainly represent compensation from transfer of the pilots. 159

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 7 Wages, Salaries and Benefits 2018 RMB million 2017 RMB million Wages, salaries, bonus and allowances 17,865 16,474 Employee welfare and benefits 170 133 Pension (note 41(a)) 2,306 1,987 Medical insurance (note (a)) 706 663 Staff housing fund (note (b)) 948 886 Staff housing allowances (note (c)) 109 150 Early retirement benefits (note (d)) 30 27 22,134 20,320 Notes: (a) Medical insurance Majority of the Group’s PRC employees participate in the medical insurance schemes organised by municipal governments. (b) Staff housing fund In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits. (c) Staff housing allowances The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally provided over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. (d) Early retirement benefits The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees’ basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognised as a provision in “other long-term liabilities”. 160 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 7 Wages, Salaries and Benefits (continued)

(e) Emoluments of directors and supervisors

Directors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows:

**2018**

| | Salaries and allowances RMB'000 | Bonus RMB'000 | Total RMB'000 |
|---|---|---|---|
| **Executive Directors** | | | |
| Liu Shaoyong* | — | — | — |
| Ma Xulun*&**** | — | — | — |
| Xu Zhao*&*** | — | — | — |
| Gu Jiadan*&*** | — | — | — |
| Li Yangmin*&*** | — | — | — |
| Tang Bing*&*** | — | — | — |
| Tian Liuwen*&*** | — | — | — |
| Yuan Jun** | 867 | — | 867 |
| **Independent non-executive Directors** | | | |
| Lin Wanli** | — | — | — |
| Li Ruoshan | 200 | — | 200 |
| Ma Weihua | 200 | — | 200 |
| Shao Ruiqing | 200 | — | 200 |
| Cai Hongping | 200 | — | 200 |
| **Supervisors** | | | |
| Xi Sheng* | — | — | — |
| Gao Feng** | 251 | — | 251 |
| Li Jinde*&** | — | — | — |
| Ba Shengji*&*** | — | — | — |
| Hu Jidong*&*** | — | — | — |
| Feng Jinxiong***** | 346 | — | 346 |
| Jia Shaojun*&*** | — | — | — |
| **Total** | 2,264 | — | 2,264 |

161

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 7 Wages, Salaries and Benefits (continued)

(e) Emoluments of directors and supervisors (continued)

**2017**

| | Salaries and allowances RMB'000 | Bonus RMB'000 | Total RMB'000 |
|---|---|---|---|
| **Executive Directors** | | | |
| Liu Shaoyong* | – | – | – |
| Ma Xulun* | – | – | – |
| Xu Zhao* | – | – | – |
| Gu Jiadan* | – | – | – |
| Li Yangmin* | – | – | – |
| Tang Bing* | – | – | – |
| Tian Liuwen* | – | – | – |
| **Independent non-executive Directors** | | | |
| Li Ruoshan | 200 | – | 200 |
| Shao Ruiqing | 200 | – | 200 |
| Ma Weihua | 200 | – | 200 |
| Cai Hongping | 200 | – | 200 |
| **Supervisors** | | | |
| Xi Sheng* | – | – | – |
| Feng Jinxiong | 584 | – | 584 |
| Ba Shengji* | – | – | – |
| Hu Jidong | 1,549 | – | 1,549 |
| Jia Shaojun* | – | – | – |
| **Total** | 2,933 | – | 2,933 |

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

** These directors and supervisors of the Company were newly appointed or elected during the year ended 31 December, 2018.

*** These directors and supervisors of the Company resigned during the year ended 31 December, 2018.

**** Mr. Ma Xulun resigned on 1 February, 2019.

***** Mr. Feng Jinxiong passed away due to illness during the year ended 31 December, 2018.

During the years ended 31 December, 2018 and 2017, no directors and supervisors waived their emoluments.

162 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 7 Wages, Salaries and Benefits (continued)

(f) Five highest paid individuals

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2018 (2017: Nil). The emoluments payable to the five highest paid individuals were as follows:

| | 2018 RMB'000 | 2017 RMB'000 |
|---|---|---|
| Wages, salaries, bonus and allowances | 9,110 | 8,702 |

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

| | Number of individuals | |
|---|---|---|
| | 2018 | 2017 |
| HK$2,000,001 to HK$2,500,000 | 5 | 5 |

During the year ended 31 December 2018, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2017: Nil).

## 8 Impairment Charges

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Write-down of flight equipment spare parts to net realisable value (note 28) | 301 | 112 |
| Impairment charge on property, plant and equipment (note 17) | 15 | 379 |
| Impairment charge on assets classified as held for sale | 2 | 3 |
| | 318 | 494 |

## 9 Impairment Losses on Financial Assets, Net

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Reversal of impairment losses on trade receivables (note 29) | (21) | (3) |
| Impairment losses on other receivables | 48 | — |
| | 27 | (3) |

## 10 Gain/(Loss) on Fair Value Changes of Derivative Financial Instruments

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Forward currency contracts (note 25) | 311 | (311) |

163

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 11 Operating Profit Operating profit is stated after charging the following items: 2018 RMB million 2017 RMB million Amortisation of intangible assets (note 20) 160 142 Depreciation of property, plant and equipment (note 17) — owned 7,926 7,065 — leased (finance leases) 6,690 6,302 Depreciation of investment properties (note 18) 26 12 Amortisation of long-term deferred assets included in other non-current assets 468 402 Amortisation of prepayments for land use rights 43 45 Consumption of flight equipment spare parts 1,088 1,131 Auditors’ remuneration 17 19 Co-operation routes income (note 6) (4,536) (3,884) Routes subsidy income (note 6) (441) (295) Other subsidy income (note 6) (453) (762) Gain on disposal of a subsidiary (note 6) — (1,754) Foreign exchange differences, net (note 12) (note 13) 2,191 (2,001) 12 Finance Income 2018 RMB million 2017 RMB million Interest income Foreign exchange gains, net (note 13(b)) 110 — 111 2,001 110 2,112 164 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 13 Finance Costs

| | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|
| Interest on bank borrowings | 1,569 | 1,590 |
| Interest relating to obligations under finance leases | 2,440 | 1,845 |
| Interest relating to post-retirement benefit obligations | 106 | 98 |
| Interest on bonds and debentures | 468 | 381 |
| Interest relating to interest rate swap contracts | (6) | 63 |
| Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (Note 21) | (850) | (793) |
| | 3,727 | 3,184 |
| Foreign exchange losses, net (Note (b)) | 2,191 | — |
| Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 21) | (151) | — |
| | 5,767 | 3,184 |

Notes:

(a) The weighted average interest rate used for interest capitalisation was 3.54% per annum for the year ended 31 December 2018 (For the year ended 31 December 2017: 3.40%).

(b) The exchange gains and losses primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases.

## 14 Income Tax Expense

Income tax charged to profit or loss was as follows:

| | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|
| Income tax | 1,220 | 1,962 |
| Deferred taxation | (294) | (162) |
| | 926 | 1,800 |

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2017:16.5%). Eastern E-commerce, a subsidiary of the Company, qualifying for High and New Technology Enterprise (HNTE) status pursuant to the "Administrative measures for the determination of high and new technology enterprises" (Guokehuofa [2016] No.32), has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 (2017:25%) as approved by the tax authorities.

165

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 14 Income Tax Expense (continued) The Company and its subsidiaries, except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2017: 25%). A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, is as follows: 2018 RMB million 2017 RMB million Profit before income tax 3,856 8,610 Tax calculated at the tax rate of 25% (2017: 25%) 964 2,152 Lower tax rates enacted by local authority (93) (87) Share of results of associates and joint ventures (51) (63) Income not subject to tax (9) (13) Expenses not deductible for tax 88 38 Utilisation of previously unrecognized tax losses (60) (253) Unrecognised tax losses for the year 28 48 Utilisation of previously unrecognised deductible temporary differences (1) (5) Unrecognised deductible temporary differences 23 2 Adjustments in respect of current tax of previous periods 61 (8) Super deduction of research and development costs (24) (11) Tax charge 926 1,800 Effective tax rate 24.01% 20.91% The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2018 and 2017, as there are tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business. 15 Dividends 2018 RMB million 2017 RMB million Proposed final — Nil (2017: RMB5.1 cents) per ordinary share — 740 The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting. 16 Earnings Per Share The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB2,698 million (2017: RMB6,342 million) and the weighted average number of shares of 14,467,585,682 (2017: 14,467,585,682) in issue during the year ended 31 December 2018. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2018 and 2017. 166 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 17 Property, Plant and Equipment Aircraft, engines and flight equipment Buildings RMB million Other property, plant and equipment RMB million Construction in progress RMB million Total RMB million Owned RMB million Held under finance leases RMB million 31 December 2018 At 31 December 2017 and at 1 January 2018: Cost Accumulated depreciation and impairment 111,297 105,801 8,809 7,934 3,705 237,546 (42,303) (21,041) (2,331) (5,015) — (70,690) Net carrying amount 68,994 84,760 6,478 2,919 3,705 166,856 At 1 January 2018, net of accumulated depreciation and impairment 68,994 84,760 6,478 2,919 3,705 166,856 Additions 6,057 9,821 32 1,192 4,181 21,283 Disposals (3,304) (1,332) (202) (54) — (4,892) Transfer from construction in progress — — 2,909 548 (3,457) — Transfer from advanced payments on acquisition of aircraft (note 21) 824 10,696 — — — 11,520 Transfer from investment properties (note 18) — — 18 — — 18 Transfer to investment properties (note 18) — — (386) — — (386) Assets included in assets classified as held for sale (13) — — — — (13) Transfer from/(to) other non-current assets — — — 359 (10) 349 Depreciation provided during the year (6,817) (6,690) (318) (791) — (14,616) Impairment (15) — — — — (15) Transfers 2,820 (2,820) (1) 1 — — At 31 December 2018, net of accumulated depreciation and impairment 68,546 94,435 8,530 4,174 4,419 180,104 At 31 December 2018: Cost Accumulated depreciation and impairment 111,968 117,824 10,689 9,462 4,419 254,362 (43,422) (23,389) (2,159) (5,288) — (74,258) Net carrying amount 68,546 94,435 8,530 4,174 4,419 180,104 167 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 17 Property, Plant and Equipment (continued)

During the year, the Group recognised an impairment loss of approximately RMB15 million relating to aircraft, engines and flight equipment (2017: RMB379 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at 31 December 2018, the ownership certificates of buildings with a net carrying amount of RMB1,110 million (31 December 2017: RMB1,397 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.

The following table indicates the cost and net carrying amount of the Group's aircraft pledged as collateral under certain borrowing arrangements (note 39) and the Group's aircraft held under finance leases:

| | 2018 | | 2017 | |
|---|---|---|---|---|
| | Cost RMB million | Net carrying amount RMB million | Cost RMB million | Net carrying amount RMB million |
| Aircraft | | | | |
| — pledged as collateral | 11,752 | 8,391 | 11,207 | 8,379 |
| — under finance leases | 117,828 | 94,416 | 108,937 | 86,872 |
| | 129,580 | 102,807 | 120,144 | 95,251 |

168 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 17 Property, Plant and Equipment (continued)

| | Aircraft, engines and flight equipment | | | | | |
|---|---|---|---|---|---|---|
| | Owned RMB million | Held under finance leases RMB million | Buildings RMB million | Other property, plant and equipment RMB million | Construction in progress RMB million | Total RMB million |
| **31 December 2017** | | | | | | |
| At 31 December 2016 and at 1 January 2017: | | | | | | |
| Cost | 99,653 | 97,064 | 8,324 | 8,201 | 2,398 | 215,640 |
| Accumulated depreciation and impairment | (34,914) | (19,890) | (2,450) | (5,206) | – | (62,460) |
| Net carrying amount | 64,739 | 77,174 | 5,874 | 2,995 | 2,398 | 153,180 |
| At 1 January 2017, net of accumulated depreciation and impairment | 64,739 | 77,174 | 5,874 | 2,995 | 2,398 | 153,180 |
| Additions | 3,659 | 8,277 | 276 | 808 | 2,688 | 15,708 |
| Disposals | (656) | (264) | (1) | (103) | – | (1,024) |
| Transfer from construction in progress | – | – | 1,019 | 18 | (1,037) | – |
| Transfer from advanced payments on acquisition of aircraft (note 21) | 1,701 | 13,378 | – | – | – | 15,079 |
| Transfer from investment properties (note 18) | – | – | 9 | – | – | 9 |
| Transfer to investment properties (note 18) | – | – | (2) | – | – | (2) |
| Assets included in assets classified as held for sale | – | – | – | (2) | – | (2) |
| Transfer to other non-current assets | – | – | – | – | (327) | (327) |
| Depreciation provided during the year | (6,154) | (6,302) | (298) | (613) | – | (13,367) |
| Disposal of a subsidiary (note 46) | (199) | (1,220) | (375) | (208) | (17) | (2,019) |
| Impairment | (379) | – | – | – | – | (379) |
| Transfers | 6,283 | (6,283) | (24) | 24 | – | – |
| At 31 December 2017, net of accumulated depreciation and impairment | 68,994 | 84,760 | 6,478 | 2,919 | 3,705 | 166,856 |
| At 31 December 2017: | | | | | | |
| Cost | 111,297 | 105,801 | 8,809 | 7,934 | 3,705 | 237,546 |
| Accumulated depreciation and impairment | (42,303) | (21,041) | (2,331) | (5,015) | – | (70,690) |
| Net carrying amount | 68,994 | 84,760 | 6,478 | 2,919 | 3,705 | 166,856 |

169

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 18 Investment Properties

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| **Cost** | | |
| At 1 January | 392 | 402 |
| Transfer from property, plant and equipment (note 17) | 474 | 4 |
| Transfer from intangible asset (note 20) | 98 | – |
| Transfer to property, plant and equipment (note 17) | (24) | (14) |
| At 31 December | 940 | 392 |
| **Accumulated depreciation** | | |
| At 1 January | 90 | 81 |
| Transfer from property, plant and equipment (note 17) | 88 | 2 |
| Transfer from intangible asset (note 20) | 18 | – |
| Transfer to property, plant and equipment (note 17) | (6) | (5) |
| Charge for the year (note 11) | 26 | 12 |
| At 31 December | 216 | 90 |
| **Net book amount** | | |
| At 31 December | 724 | 302 |

As at 31 December 2018, the fair value of the investment properties was approximately RMB1,127 million (2017: RMB628 million) according to a valuation performed by an independent professionally qualified valuer.

The investment properties are leased to third parties and related parties under operating leases. Rental income totalling RMB63 million (2017: RMB39 million) was received by the Group during the year in respect of the leases.

As at 31 December 2018, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB498 million (2017: RMB112 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

170 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 18 Investment Properties (continued) Fair value hierarchy The following table illustrates the fair value measurement hierarchy of the Group’s investment properties: Buildings Fair value measurement using Quoted prices in active markets (Level 1) RMB million Significant observable inputs (Level 2) RMB million Significant unobservable inputs (Level 3) RMB million Total RMB million Not measured at fair value but fair value is disclosed: As at 31 December 2018 — 243 884 1,127 As at 31 December 2017 — 198 430 628 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2017: Nil). The fair values of the buildings with comparable market price have been estimated using significant observable inputs and calculated by adjusted market price considering the condition and location of the buildings. The fair values of the buildings without comparable market price have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as estimated rental value, rent growth, long term vacancy rate and discounted rate. 19 Prepayments for Land Use Rights 2018 RMB million 2017 RMB million Carrying amount at 1 January Recognised during the year 1,717 (330) 2,064 (347) Carrying amount at 31 December 1,387 1,717 Prepayments for land use rights represent unamortised prepayments for land use rights. 171

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 20 Intangible Assets

| | Goodwill (note (a)) RMB million | Computer software RMB million | Others (note (b)) RMB million | Total RMB million |
|---|---|---|---|---|
| **31 December 2018** | | | | |
| Cost at 1 January 2018, net of accumulated amortisation | 11,270 | 293 | 33 | 11,596 |
| Additions | — | 173 | — | 173 |
| Amortisation provided during the year | — | (127) | (33) | (160) |
| At 31 December 2018 | 11,270 | 339 | — | 11,609 |
| At 31 December 2018: | | | | |
| Cost | 11,270 | 1,077 | 98 | 12,445 |
| Accumulated amortisation | — | (738) | (98) | (836) |
| Net carrying amount | 11,270 | 339 | — | 11,609 |
| **31 December 2017** | | | | |
| Cost at 1 January 2017, net of accumulated amortisation | 11,270 | 288 | 66 | 11,624 |
| Additions | — | 126 | — | 126 |
| Transfer from construction in process | — | 3 | — | 3 |
| Amortisation provided during the year | — | (109) | (33) | (142) |
| Disposal of a subsidiary (note 46) | — | (14) | — | (14) |
| Disposals | — | (1) | — | (1) |
| At 31 December 2017 | 11,270 | 293 | 33 | 11,596 |
| At 31 December 2017: | | | | |
| Cost | 11,270 | 904 | 98 | 12,272 |
| Accumulated amortisation | — | (611) | (65) | (676) |
| Net carrying amount | 11,270 | 293 | 33 | 11,596 |

Notes:

(a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit ("CGU") that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate after tax applied to the post-tax cash flow projections is 10% (2017: 11%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2017: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b) The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights' taking off/landing).

172 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 21 Advanced Payments on Acquisition of Aircraft 2018 RMB million 2017 RMB million At 1 January 24,752 23,357 Additions 7,709 15,681 Interest capitalised (note 13) 1,001 793 Transfer to property, plant and equipment (note 17) (11,520) (15,079) At 31 December 21,942 24,752 22 Investments in Associates 2018 RMB million 2017 RMB million Share of net assets 1,696 1,654 The movements in investments in associates were as follows: 2018 RMB million 2017 RMB million At 1 January 1,654 1,536 Additions — 47 Share of results of associates 170 202 Share of revaluation on equity investments held by an associate (24) 10 Dividend received during the year (104) (141) At 31 December 1,696 1,654 173

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 22 Investments in Associates (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

| Company name | Place of establishment and operation and date of establishment | Registered capital | | Attributable equity interest | | Principal activities |
|---|---|---|---|---|---|---|
| | | 2018 Million | 2017 Million | 2018 | 2017 | |
| Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company") | PRC/Mainland China 6 December 1995 | RMB2,000 | RMB2,000 | 25% | 25% | Provision offinancial services to group companies of CEA Holding |
| China Eastern Air Catering Investment Co., Ltd. | PRC/Mainland China 17 November 2003 | RMB350 | RMB350 | 45% | 45% | Provision of air catering services |
| Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W") (note) | PRC/Mainland China 28 March 2008 | USD40 | USD40 | 51% | 51% | Provision of aircraft, engine and other related components maintenance services |
| New Shanghai International Tower Co., Ltd. | PRC/Mainland China 17 November 1992 | RMB167 | RMB167 | 20% | 20% | Property development provision and management services |
| Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export") | PRC/Mainland China 9 June 1993 | RMB80 | RMB80 | 45% | 45% | Provision of aviation equipment and spare parts purchase |
| Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising") | PRC/Mainland China 4 March 1986 | RMB200 | RMB200 | 45% | 45% | Provision of aviation advertising agency services |
| Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation") | PRC/Mainland China 27 September 2002 | USD7 | USD7 | 35% | 35% | Provision of airline electronic product maintenance services |

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai P&W, in which the Company holds a 51% interest. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

174 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 22 Investments in Associates (continued) The following table illustrates the aggregate financial information of the Group’s associates that were not individually material: 2018 RMB million 2017 RMB million Share of the associates’ profit for the year 170 202 Share of the associates’ other comprehensive income (24) 10 Share of the associates’ total comprehensive income 146 212 Aggregate carrying amount of the Group’s interests in the associates 1,696 1,654 23 Investments in Joint Ventures 2018 RMB million 2017 RMB million Share of net assets 577 557 The movements in investments in joint ventures were as follows: 2018 RMB million 2017 RMB million At 1 January 557 524 Additions 16 17 Share of results 34 49 Dividend received during the year (30) (33) At 31 December 577 557 175

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 23 Investments in Joint Ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

| Company name | Place of establishment and operation and date of establishment | Registered capital | | Attributable equity interest | | Principal activities |
|---|---|---|---|---|---|---|
| | | 2018 Million | 2017 Million | 2018 | 2017 | |
| Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (note) | PRC/Mainland China 28 September 2004 | USD73 | USD73 | 51% | 51% | Provision of repair and maintenance services |
| Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes") | PRC/Mainland China 28 December 1995 | USD2 | USD2 | 40% | 40% | Provision of spare parts repair and maintenance services |
| Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya") | PRC/Mainland China 21 May 1999 | RMB10 | RMB10 | 41% | 41% | Provision of computer systems development and maintenance services |
| CAE Melbourne Flight Training Pty Ltd. ("CAE Melbourne") | Australia 9 March 2007 | AUD11 | AUD11 | 50% | 50% | Provision of flight training services |
| Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute") | PRC/Mainland China 9 April 2003 | RMB30 | RMB30 | 50% | 50% | Provision of equipment maintenance services |
| Xi'an CEA SAFRAN Landing Systems Services Co., Ltd. ("XIESA") | PRC/Mainland China 12 July 2017 | USD40 | USD40 | 50% | 50% | Provision of aircraft, engine and other related components maintenance services |

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, both parties have agreed to share the control over the economic activities of Technologies Aerospace with the joint venture partner. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

176 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 23 Investments in Joint Ventures (continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that were not individually material:

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Share of the joint ventures' profit for the year | 34 | 49 |
| Share of the joint ventures' total comprehensive income | 34 | 49 |
| Aggregate carrying amount of the Group's interests in the joint ventures | 577 | 557 |

## 24 Equity Investments Designated at Fair Value Through Other Comprehensive Income/Available-for-Sale Investments

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| **Equity investments designated at fair value through other comprehensive income** | | |
| Listed equity investments, at fair value | | |
| TravelSky Technology Limited | 510 | – |
| | 510 | – |
| Unlisted equity investments, at fair value | | |
| Sichuan Airlines Corporation Limited | 438 | – |
| Aviation Data Communication Corporation Limited | 161 | – |
| Others | 138 | – |
| | 737 | – |
| | 1,247 | – |
| **Available-for-sale investments** | | |
| Listed equity investments, at fair value | – | 693 |
| Unlisted equity investments, at cost | – | 107 |
| | – | 800 |

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

During the year ended 31 December 2018, the Group received dividends in the amounts of RMB8 million, RMB14 million and RMB1 million from TravelSky Technology Limited, Sichuan Airlines Corporation Limited and other non-listed equity investments designated at fair value through other comprehensive income, respectively.

During the year ended 31 December 2017, the gross gain in respect of the Group's available-for-sale investments recognised in other comprehensive income amounted to RMB156 million.

177

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 25 Derivative Financial Instruments Assets Liabilities 2018 RMB million 2017 RMB million 2018 RMB million 2017 RMB million At 31 December Forward currency contracts — — 29 311 Interest rate swaps 223 151 — 14 Total 223 151 29 325 Less: current portion — Forward currency contracts — Interest rate swaps — 1 — — 29 — 311 13 Non-current portion 222 151 — 1 Cash flow hedge under IFRS 9 — Foreign currency risk Forward currency contracts are designated as hedging instruments in cash flow hedges of forecasted capital expenditures in USD. These forecasted transactions are highly probable, and they comprise about 43% of its total expected capital expenditures in USD. The forward currency contract balances vary with the level of expected foreign currency capital expenditures and changes in foreign exchange forward rates. Cash flow hedge under IFRS 9 — Interest rate risk At 31 December 2018, the Group had interest rate swap contracts in place with a notional amount of USD1,102 million whereby the Group receives interest at variable rates and pays interest at fixed rates. The swaps are being used to hedge against the variability in the cash flows arising from a change in market interest rates of obligations under finance leases with a face value of USD1,094 million. There is an economic relationship between the hedged items and the hedging instruments as the terms of the forward currency contracts and interest rate swap contracts match the terms of the expected foreign currency capital expenditures and the finance leases (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risks of the forward currency contracts and interest rate swaps are identical to the hedged risk components. To measure the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. Hedge ineffectiveness can arise from: • Differences in the timing of the cash flows of the forecasted transactions and the hedging instruments • Different interest rate curves applied to discount the hedged items and hedging instruments • The counterparties’ credit risks differently impacting the fair value movements of the hedging instruments and hedged items • Changes to the forecasted amounts of cash flows of hedged items and hedging instruments 178 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 25 Derivative Financial Instruments (continued) Cash flow hedge under IFRS 9 — Interest rate risk (continued) Maturity Less than 3 months 3 to 6 months 6 to 9 months 9 to 12 months Over 1 years Total As at 31 December 2018 Forward currency contracts (capital expenditures) Notional amount (in RMB million) Average forward rate (RMB/USD) Interest rate swaps (obligations under finance leases) Notional amount (in RMB million) Hedged rate (%) 1,077 — 672 2,746 — 4,495 6.9542 — 6.9336 6.9000 — 6.9180 — 33 32 — 7,501 7,566 — 1.8574 1.9100 — 1.6886 1.6903 The Group holds the following forward currency contracts and interest rate swap contracts: The impacts of the hedging instruments on the statement of financial position are as Notional amount RMB million Line item in the Carrying statement of amount financial position RMB million Change in fair value used for measuring hedge ineffectiveness for the year RMB million As at 31 December 2018 Forward currency contracts 4,495 (29) Derivative financial instruments (liabilities) 223 Derivative financial instruments (assets) (28) Interest rate swaps 7,566 92 follows: The impacts of the hedged items on the statement of financial position are as follows: Change in fair value used for measuring hedge ineffectiveness for the year Cash flow hedge reserve RMB million RMB million As at 31 December 2018 Capital expenditures Obligations under finance leases 29 (29) (95) 223 (66) 194 179

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 25 Derivative Financial Instruments (continued) Cash flow hedge under IFRS 9 — Interest rate risk (continued) The effects of the cash flow hedge on the statement of profit or loss and the statement of comprehensive income are as follows: Year ended 31 December 2018 Capital expenditures Obligations under finance leases Total hedging gain/(loss) recognised in other comprehensive income Hedge ineffectiveness recognised in profit or loss RMB million Line item in the statement of profit or loss Amount reclassified from other comprehensive income to profit or loss Gross Tax amount effect Total RMB RMB RMB million million million Line item (gross amount) in the statement of profit or loss Gross amount RMB million Tax effect RMB million Total RMB million (28) 7 92 (23) (21) 69 — — N/A N/A (1) (6) — 2 (1) (4) Finance Costs Finance Costs Fair value hedge under IFRS 9 — Foreign currency risk At 1 January 2018, the Group had forward currency contracts in place with a notional amount of USD829 million, whereby it receives the notional amount in USD and pays the converted notional amount in RMB at the pre-determined exchange rates. The forward currency contracts are used to hedge the exposure to changes in fair value of its USD denominated bank loans notional amount in RMB of USD829 million. There is an economic relationship between the hedged item and the hedging instrument as the terms of the forward currency contracts match the terms of the fixed rate loan (i.e., notional amount and maturity). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the forward currency contracts is identical to that of the hedged risk component. The hedge of forward currency contracts was assessed to be effective. All the above forward currency contracts were settled during this reporting period, resulting in a total amount of RMB311 million of fair value changes of hedging instruments in 2018. 180 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 26 Other Non-Current Assets 2018 RMB million 2017 RMB million Deposits relating to aircraft held under operating leases 177 217 Deferred pilot recruitment costs 1,536 1,288 Rebate receivables on aircraft acquisitions 55 65 Prepayment for acquisition of property, plant and equipment 854 681 Others 748 676 3,370 2,927 27 Deferred Taxation Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2018 RMB million 2017 RMB million Deferred tax assets Deferred tax liabilities 207 (84) 122 (18) Net deferred tax assets 123 104 Movements in the net deferred tax assets/(liabilities) were as follows: 2018 RMB million At 31 December 2017 Effect of adoption of IFRS 9 Effect of adoption of IFRS 15 104 (216) (128) At 1 January 2018 Credited to profit or loss (note 14) Charged to other comprehensive income (240) 294 69 At 31 December 2018 123 181

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 2017 RMB million At 1 January 2017 (7) Credited to profit or loss (note 14) 162 Charged to other comprehensive income (51) At 31 December 2017 104 The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following: 2018 RMB million 2017 RMB million Deferred tax assets: Impairment provision for flight equipment spare parts 126 51 Impairment provision for receivables 75 64 Impairment provision for property, plant and equipment 103 104 Derivative financial instruments 7 82 Financial asset at fair value through profit or loss 6 — Other payables and accruals 89 29 Government grants related to assets 42 — Deferred gains in sale and leaseback transactions 6 — Aged payables 2 5 456 335 Deferred tax liabilities: Depreciation and amortisation — (56) Available-for-sale investments — (137) Equity investments designated at fair value through other comprehensive income (278) — Derivative financial instruments (55) (38) (333) (231) 123 104 182 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: At 31 December 2017 RMB million Effect of adoption of IFRS 9 RMB million Effect of adoption of IFRS 15 RMB million At 1 January 2018 (restated) RMB million (Charged)/ credited to profit or loss RMB million (Charged)/ credited to other comprehensive income RMB million At 31 December 2018 RMB million For the year ended 31 December 2018 Impairment provision for flight equipment spare parts 51 — — 51 75 — 126 Impairment provision for receivables 64 8 — 72 3 — 75 Impairment provision for property, plant and equipment 104 — — 104 (1) — 103 Derivative financial instruments 82 — — 82 (78) 3 7 Financial asset at fair value through profit or loss — — — — 6 — 6 Other payables and accruals 29 — — 29 60 — 89 Government grants related to assets — — — — 42 — 42 Deferred gains in sale and leaseback transactions — — — — 6 — 6 Aged payables 5 — — 5 (3) — 2 335 8 — 343 110 3 456 Depreciation and amortisation (56) — — (56) 56 — — Available-for-sale investments (137) 137 — — — — — Equity investments designated at fair value through other comprehensive income — (361) — (361) — 83 (278) Derivative financial instruments (38) — — (38) — (17) (55) Passenger ticket breakage — — (128) (128) 128 — — (231) (224) (128) (583) 184 66 (333) Net deferred tax assets/(liabilities) 104 (216) (128) (240) 294 69 123 183

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows (continued): At (Charged)/ (Charged)/ credited to other At 1 January 2017 RMB million credited to profit or loss RMB million comprehensive income RMB million 31 December 2017 RMB million For the year ended 31 December 2017 Impairment provision for flight equipment spare parts 22 29 — 51 Impairment provision for receivables 70 (6) — 64 Impairment provision for property, plant and equipment 11 93 — 104 Derivative financial instruments 15 78 (11) 82 Other payables and accruals 88 (59) — 29 Aged payables 7 (2) — 5 213 133 (11) 335 Depreciation and amortisation (85) 29 — (56) Available-for-sale investments (98) — (39) (137) Derivative financial instruments (37) — (1) (38) (220) 29 (40) (231) Net deferred tax assets/(liabilities) (7) 162 (51) 104 184 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised: 2018 Deferred taxation RMB million Temporary differences RMB million 2017 Deferred taxation RMB million Temporary differences RMB million Tax losses carried forward 67 267 42 167 Other deductible temporary differences 27 126 6 27 Total unrecognised deferred tax assets 94 393 48 194 In accordance with the PRC tax law, tax losses can be carried forward for a period of five years to offset against future taxable income. The Group’s tax losses carried forward will expire between 2019 and 2023. As at 31 December 2018, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognised. 28 Flight Equipment Spare Parts 2018 RMB million 2017 RMB million Flight equipment spare parts Less: provision for spare parts 2,778 (828) 2,716 (531) 1,950 2,185 Movements in the Group’s provision for impairment of flight equipment spare parts were as follows: 2018 RMB million 2017 RMB million At 1 January 531 465 Accrual (note 8) 301 112 Amount written off in relation to disposal of spare parts (4) (1) Disposal of a subsidiary — (45) At 31 December 828 531 185

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 29 Trade and Notes Receivables The credit terms given to trade customers are determined on an individual basis. 2018 RMB million 2017 RMB million Trade receivables Notes receivable 1,525 4 2,212 — Impairment 1,529 (93) 2,212 (88) 1,436 2,124 An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 2018 RMB million 2017 RMB million Within 90 days 1,354 1,910 91 to 180 days 52 38 181 to 365 days 11 94 Over 365 days 15 82 1,432 2,124 Balances with related parties included in trade and notes receivables are summarised in Note 49(c)(i). 186 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 29 Trade and Notes Receivables (continued) The movements in the loss allowance for impairment of trade receivables are as follows: 2018 RMB million 2017 RMB million At beginning of year Effect of adoption of IFRS 9 88 31 115 — At beginning of year (restated) 119 115 Impairment losses, net (note 9) (21) (3) Amount written off as uncollectible (5) (13) Disposal of a subsidiary — (5) Provision included in assets classified as held for sale — (6) At end of year 93 88 Impairment under IFRS 9 for the year ended 31 December 2018 An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix: As at 31 December 2018 Current Past due Less than 90 days 90 to 365 days Over 365 days Total Expected credit loss rate (%) 0.57 0.78 1.59 83.17 6.10 Gross carrying amount (RMB million) 1,232 129 63 101 1,525 Expected credit losses (RMB million) 7 1 1 84 93 Impairment under IAS 39 for the year ended 31 December 2017 Included in the above provision for impairment of trade receivables, which was measured based on incurred credit losses under IAS 39, as at 31 December 2017 was a provision for individually impaired trade receivables of RMB46 million with a carrying amount before provision of RMB46 million. The remaining provision of RMB42 million related to impaired trade receivables with a carrying amount before provision of RMB123 million as at 31 December 2017 for customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered.187

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 29 Trade and Notes Receivables (continued) Impairment under IAS 39 for the year ended 31 December 2017 (continued) As at 31 December 2017, trade and notes receivables of RMB131 million were past due but not impaired and related to a number of independent customers that had a good track record with the Group. Based on past experience, the directors of the Company were of the opinion that no provision for impairment was necessary in respect of these balances as there had not been a significant change in credit quality and the balances were still considered fully recoverable. The ageing analysis of these trade and notes receivables was as follows: 2017 RMB million Past due: Less than 90 days 38 90 to 180 days 93 131 Trade and notes receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there was no recent history of default. The net impacts of recognition and reversal of provisions for impaired receivables have been included in “Impairment charges” in profit or loss (note 9). Amounts charged to the allowance account are generally written off when there is no expectation of recovering. 30 Financial Asset at Fair Value Through Profit or Loss 2018 RMB million 2017 RMB million Listed equity investment, at fair value Shanghai Pudong Development Bank Co., Ltd. 96 — The above equity investment at 31 December 2018 was classified as financial asset at fair value through profit or loss as it was held for trading. 188 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 31 Prepayments and Other Receivables

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Value added tax recoverable | 5,484 | 3,662 |
| Value added tax refundable | 979 | 1,387 |
| Subsidy receivable | 2,092 | 1,450 |
| Prepaid corporate income tax | 306 | 139 |
| Advance to suppliers | 222 | 218 |
| Prepaid aircraft operating lease rentals | 478 | 319 |
| Rebate receivables on aircraft acquisitions | 1,399 | 944 |
| Amounts due from related parties (note 49(c)(i)) | 278 | 569 |
| Deposits relating to aircraft held under operating leases | 13 | 76 |
| Other deposits | 194 | 200 |
| Others | 577 | 548 |
| | 12,022 | 9,512 |
| Provision for impairment of other receivables | (246) | (198) |
| | 11,776 | 9,314 |

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

| | 12-month ECLs | Lifetime ECLs | | | |
|---|---|---|---|---|---|
| | Stage 1 | Stage 2 (Individually) | Stage 2 (Collectively) | Stage 3 | Total |
| As at 1 January 2018 | 4 | — | 72 | 122 | 198 |
| Transferred | | | | | |
| — to stage 2 | (1) | — | 1 | — | — |
| Accrual | 13 | — | 36 | — | 49 |
| Reversal | — | — | (1) | — | (1) |
| As at 31 December 2018 | 16 | — | 108 | 122 | 246 |

189

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 31 Prepayments and Other Receivables (continued) The gross carrying amounts of the financial assets affecting the loss allowances above are as follows. As at 1 January 2018 2,394 — 25 122 2,541 Transferred — to stage 2 (399) 298 101 — — Accrual 303 — 138 — 441 Reversal — — (5) — (5) As at 31 December 2018 2,298 298 259 122 2,977 32 Assets Classified as Held for Sale The Group entered into agreements with China Aviation Equipment Co., Ltd. (“China Aviation Materials”) to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB11 million (2017: Nil) has been recognised as assets classified as held for sale by the Group as at 31 December 2018, which are stated at the lower of their carrying amounts and their fair value less cost to sell. 33 Restricted Bank Deposits and Short-Term Bank Deposits 2018 RMB million 2017 RMB million Restricted bank deposits 16 51 190 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 34 Cash and Cash Equivalents

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Cash | 1 | 2 |
| Bank balances | 645 | 4,603 |
| | 646 | 4,605 |

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB330 million (2017: RMB3,239 million). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

## 35 Trade and Bills Payables

An ageing analysis of the trade and bills payables as at the end of the reporting period, was as follows:

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| Within 90 days | 3,594 | 2,791 |
| 91 to 180 days | 49 | 59 |
| 181 to 365 days | 157 | 161 |
| 1 to 2 years | 100 | 71 |
| Over 2 years | 140 | 102 |
| | 4,040 | 3,184 |

Balances with related parties included in trade and bills payables are summarised in Note 49(c)(ii).

As at 31 December 2018, bills payable amounted to RMB4 million (2017: RMB1,173 million).

191

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 36 Contract Liabilities 2018 RMB million Sales in advance of carriage Frequent flyer programme liabilities Advance from customers 7,638 2,046 712 10,396 Current portion Non-current portion 8,811 1,585 37 Other Payables and Accruals 2018 RMB million 2017 RMB million Salaries, wages and benefits 2,854 2,711 Take-off and landing charges 2,828 2,707 Fuel cost 1,225 1,369 Expenses related to aircraft overhaul conducted 1,324 1,760 Deposits from customers 6 1,342 Duties and levies payable 1,792 1,483 Other accrued operating expenses 2,111 1,848 Payable for purchase of property, plant and equipment 2,783 290 Interest payable 1,189 1,084 Pending output value added tax 378 — Deposits received from ticket sales agents 502 549 Current portion of other long-term liabilities (note 42) 234 1,038 Staff housing allowance 265 301 Amounts due to related parties (note 49(c)(ii)) 1,093 2,111 Current portion of post-retirement benefit obligations (note 41(b)) 168 168 Others 2,391 1,103 21,143 19,864 192 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 38 Obligations Under Finance Leases As at 31 December 2018, the Group had 260 aircraft (2017: 235 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in USD. The future minimum lease payments (including interest), and the present values of the minimum lease payments under finance leases were as follows: Minimum lease payments 2018 RMB million Present values of minimum lease payments 2018 RMB million Minimum lease payments 2017 RMB million Present values of minimum lease payments 2017 RMB million Within one year 11,974 11,651 In the second year 12,014 10,408 In the third to fifth years, inclusive 30,018 27,895 After the fifth year 36,974 30,196 Total 90,980 77,427 80,150 66,868 Less: amounts repayable within one year (11,974) (9,364) (11,696) (9,241) Non-current portion 79,006 68,063 68,454 57,627 193

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 39 Borrowings

| | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|
| Non-current | | |
| Long-term bank borrowings | | |
| – secured (note (a)) | 3,934 | 4,816 |
| – unsecured | 4,556 | 108 |
| Guaranteed bonds (note (b)) | 13,377 | 10,956 |
| Unsecured bonds (note (b)) | 4,000 | 8,831 |
| | 25,867 | 24,711 |
| Current | | |
| Current portion of long-term bank borrowings | | |
| – secured (note (a)) | 997 | 1,028 |
| – unsecured | 76 | 3,103 |
| Current portion of guaranteed bonds | 732 | – |
| Current portion of unsecured bonds | 4,834 | – |
| Short-term bank borrowings | | |
| – unsecured | 8,120 | 24,959 |
| Short-term debentures (note (c)) | 14,500 | 10,000 |
| | 29,259 | 39,090 |
| | 55,126 | 63,801 |
| The borrowings are repayable as follows: | | |
| Within one year | 29,259 | 39,090 |
| In the second year | 7,469 | 6,527 |
| In the third to fifth years, inclusive | 14,258 | 8,797 |
| After the fifth year | 4,140 | 9,387 |
| Total borrowings | 55,126 | 63,801 |

Notes:

(a) As at 31 December 2018, the secured bank borrowings of the Group were secured by the related aircraft and buildings with a net carrying amount of RMB8,391 million (2017: RMB8,379 million) (note 17).

194 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Notes: (continued) (b) On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 49(d)). On 15 June 2016, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.15% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 15 June 2019. On 14 July 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 14 July 2021. On 20 July 2016, the Company issued three-year medium-term bonds with a principal amount of RMB1.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.00% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 20 July 2019. On 28 September 2016, the Company issued three-year guaranteed notes with a principal amount of KRW120 billion, at an issue price equal to the face value of the notes. The notes bear interest at the rate of 2.05% per annum, which is payable semi-annually. The principal of the notes will mature and become repayable on 28 September 2019. Korean Development Bank has unconditionally and irrevocably guaranteed the due payment and performance of the above notes. On 28 September 2016, the Company issued three-year notes with a principal amount of KRW55 billion, at an issue price equal to the face value of the notes. The notes bear interest at the rate of 2.85% per annum, which is payable semi-annually. The principal of the notes will mature and become repayable on 28 September 2019. On 24 October 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 49(d)). On 16 November 2017, Eastern Air Overseas issued three-year corporate bonds with a principal amount of SGD500 million, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.80% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 November 2020. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 49(d)). On 16 March 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY10 billion, The bonds bear interest at the rate of 0.33% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. Sumitomo Mitsui Banking Corporation (Hong Kong) has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds. On 16 March 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. The bonds are secured by a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch. On 16 March 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on 16 March 2021. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch. 195

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 39 Borrowings (continued)

Notes: (continued)

(b) (continued)

On 23 July 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 3.95% per annum.

On 14 September 2018, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 180 days. The debentures bear interest at the rate of 3.20% per annum.

On 20 September 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 252 days. The debentures bear interest at the rate of 3.65% per annum.

On 26 October 2018, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 180 days. The debentures bear interest at the rate of 3.10% per annum.

On 29 November 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 2.99% per annum.

On 17 December 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 2.96% per annum.

The terms of the long-term borrowings and bonds were summarised as follows:

| | Interest rate and final maturities | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|---|
| **Long-term bank borrowings** | | | |
| RMB denominated | interest rates ranging from 2.65% to 4.25% with final maturities through 2021 (2017: 3.10% to 3.48%) | 4,528 | 3,028 |
| USD denominated | interest rates ranging from 6-month libor +0.55% to 6-month libor +2.85% with final maturities through 2025 (2017: 6-month libor +0.55% to 6-month libor +2.85%) | 1,469 | 2,003 |
| EUR denominated | interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2017: 3 months Euribor+0.5%) | 3,566 | 4,024 |
| **Guaranteed bonds** | | | |
| RMB denominated | interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2017: 3.03% to 5.05%) | 7,795 | 7,794 |
| SGD denominated | interest rates at 2.80% with final maturities through 2020 | 2,498 | 2,435 |
| JPY denominated | interest rates ranging from 0.33% to 0.64% with final maturities through 2021 | 3,084 | – |
| KRW denominated | interest rate at 2.05% with final maturities through 2019 (2017: 2.05%) | 732 | 727 |

196 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 The terms of the long-term borrowings and bonds were summarised as follows: (continued) Interest rate and final maturities 2018 RMB million 2017 RMB million Unsecured bonds RMB denominated interest rates ranging from 3.00% to 3.39% with final maturities through 2021 (2017: from 3.00% to 3.39%) KRW denominated interest rate at 2.85% with final maturities through 2019 (2017: 2.85%) 8,500 334 8,500 331 32,506 28,842 Short-term borrowings of the Group are repayable within one year. As at 31 December 2018, the interest rates relating to such borrowings ranged from 2.97% to 4.48% per annum (2017: 0.70% to 4.35% per annum). 40 Provision for Return Condition Checks for Aircraft Under Operating Leases 2018 RMB million 2017 RMB million At 1 January Accrual Utilisation 3,019 402 (515) 3,670 1,214 (1,865) At 31 December Less: current portion 2,906 (145) 3,019 (981) Non-current portion 2,761 2,038 In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. The balance as at 31 December 2018 and 2017 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases. 197

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 41 Post-Retirement Benefit Obligations (a) Pension — defined contribution The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in these defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees since 2014. (b) Post-retirement benefits In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post- retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc. The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners. The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2018 with assistance from a third party consultant using the projected unit credit actuarial valuation method. The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows: 2018 RMB million 2017 RMB million Post-retirement benefit obligations Less: current portion 2,712 (168) 2,670 (168) Non-current portion 2,544 2,502 The principal actuarial assumptions utilised as at the end of the reporting period are as follows: 2018 2017 Discount rates for post-retirement benefits Mortality rate Annual increase rate of post-retirement medical expenses Inflation rate of pension benefits 3.50% China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female 6.50% 2.50% 4.10% China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female 6.50% 2.50% 198 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 41 Post-Retirement Benefit Obligations (continued) (b) Post-retirement benefits (continued) A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below: Increase in rate % Increase/ (decrease) in post-retirement benefit Decrease obligations in rate RMB million % Increase/ (decrease) in post-retirement benefit obligations RMB million 2018 Discount rate for post-retirement benefits 0.25 (80) 0.25 84 Annual increase rate of pension benefits 1.00 288 1.00 (244) Annual increase rate of medical expenses 1.00 41 1.00 (34) 2017 Discount rate for post-retirement benefits 0.25 (73) 0.25 77 Annual increase rate of pension benefits 1.00 283 1.00 (240) Annual increase rate of medical expenses 1.00 40 1.00 (33) The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period. Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows: 2018 RMB million 2017 RMB million Within the next 12 months 168 168 Between 2 and 5 years 678 679 Between 6 and 10 years 841 851 Over 10 years 2,802 3,049 Total expected payments 4,489 4,747 The average duration of the post-retirement benefit obligations at the end of 2018 was 13 years (2017: 13 years). 199

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 41 Post-Retirement Benefit Obligations (continued)

### (b) Post-retirement benefits (continued)

The movements in the post-retirement benefit obligations were as follows:

**2018**

| | Pension cost charged to profit or loss | | | | Remeasurement (gains)/losses in other comprehensive income | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1 January 2018 RMB million | Service cost RMB million | Net interest RMB million | Sub-total included in profit or loss RMB million | Actuarial changes arising from changes in financial assumptions RMB million | Actuarial changes arising from changes in demographic assumptions RMB million | Experience adjustments RMB million | Sub-total included in other comprehensive income RMB million | Benefit settled RMB million | 31 December 2018 RMB million |
| Defined benefit obligations/ benefit liability | 2,670 | — | 106 | 106 | (184) | — | 69 | 115 | (179) | 2,712 |

2017

| | Pension cost charged to profit or loss | | | | Remeasurement (gains)/losses in other comprehensive income | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1 January 2017 RMB million | Service cost RMB million | Net interest RMB million | Sub-total included in profit or loss RMB million | Actuarial changes arising from changes in financial assumptions RMB million | Actuarial changes arising from changes in demographic assumptions RMB million | Experience adjustments RMB million | Sub-total included in other comprehensive income RMB million | Benefit settled RMB million | Transferred out due to disposal of a subsidiary RMB million | 31 December 2017 RMB million |
| Defined benefit obligations/ benefit liability | 3,063 | — | 98 | 98 | (220) | — | 96 | (124) | (200) | (167) | 2,670 |

200 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 42 Other Long-Term Liabilities 2018 RMB million 2017 RMB million Fair value of unredeemed points awarded under the Group’s frequent flyer programme — 2,027 Long-term duties and levies payable relating to finance leases 1,398 1,411 Deferred gains in sale and leaseback transactions 1,115 — Other long-term payables 1,169 1,324 3,682 4,762 Less: current portion included in other payables and accruals (note 37) (234) (1,038) Non-current portion 3,448 3,724 43 Share Capital 2018 RMB million 2017 RMB million Registered, issued and fully paid of RMB1.00 each A shares listed on The Shanghai Stock Exchange (“A Shares”) H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”) 9,808 4,659 9,808 4,659 14,467 14,467 Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights. A summary of movements in the Company’s share capital is as follows: Number of shares in issue At 1 January 2018 Issue of shares 14,467 — At 31 December 2018 14,467 201

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 44 Reserves Share Capital premium reserve (note (a)) RMB million RMB million Hedging reserve RMB million Statutory reserve (note (b)) RMB million Other reserves RMB million Retained profits RMB million Total RMB million At 1 January 2017 29,540 (778) 56 328 (2,947) 8,784 34,983 Unrealised gains on cash flow hedges (note 25) — — 35 — — — 35 Fair value movements in available-for-sale investments — — — — 110 — 110 Fair value changes of available-for-sale investments held by an associate — — — — 10 — 10 Actuarial gains on post-retirement benefit obligations — — — — 122 — 122 Transfer from retained profits — — — 212 — (212) — Profit for the year — — — — — 6,342 6,342 Final 2016 dividend — — — — — (709) (709) At 31 December 2017 29,540 (778) 91 540 (2,705) 14,205 40,893 Effect of adoption of IFRS 9 — — — — 667 (22) 645 Effect of adoption of IFRS 15 — — — — — 383 383 At 1 January 2018 (restated) 29,540 (778) 91 540 (2,038) 14,566 41,921 Unrealised gains on cash flow hedges (note 25) — — 43 — — — 43 Fair value movements in equity investments designated at fair value through other comprehensive income — — — — (248) — (248) Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate — — — — (24) — (24) Actuarial gains on post-retirement benefit obligations — — — — (111) — (111) Transfer from retained profits — — — 30 — (30) — Profit for the year — — — — — 2,698 2,698 Final 2017 dividend — — — — — (738) (738) At 31 December 2018 29,540 (778) 134 570 (2,421) 16,496 43,541 Notes: (a) Capital reserve Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of the group restructuring carried out in June 1996 for the purpose of the Company’s listing. (b) Statutory reserve According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year. 202 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 45 Partly-Owned Subsidiaries with Material Non-Controlling Interests

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

| | 2018 | 2017 |
|---|---|---|
| Percentage of equity interest held by non-controlling interests: | | |
| CEA Jiangsu | **37.44%** | 37.44% |
| CEA Yunnan | **9.64%** | 9.64% |
| CEA Wuhan | **40.00%** | 40.00% |

| | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|
| Profit for the year allocated to non-controlling interests: | | |
| CEA Jiangsu | **114** | 216 |
| CEA Yunnan | **33** | 67 |
| CEA Wuhan | **88** | 178 |
| Dividends paid to non-controlling interests of CEA Jiangsu | **56** | 37 |
| Dividends paid to non-controlling interests of CEA Wuhan | **—** | 22 |
| Accumulated balances of non-controlling interests at the reporting dates: | | |
| CEA Jiangsu | **1,471** | 1,416 |
| CEA Yunnan | **674** | 641 |
| CEA Wuhan | **1,483** | 1,393 |

203

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 45 Partly-Owned Subsidiaries With Material Non-Controlling Interests (continued) The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations: 2018 CEA Jiangsu RMB million CEA Yunnan RMB million CEA Wuhan RMB million Revenue 9,313 10,523 4,559 Total expenses 9,008 10,183 4,340 Profit for the year 305 340 219 Total comprehensive income for the year 297 340 219 Current assets 1,338 379 237 Non-current assets 9,460 16,018 7,048 Current liabilities 2,116 3,213 1,634 Non-current liabilities 4,753 6,196 1,944 Net cash flows from operating activities 1,036 3,686 775 Net cash flows used in investing activities (37) (592) (534) Net cash flows used in financing activities (991) (3,099) (243) Effect of foreign exchange rate changes, net — — — Net increase/ (decrease) in cash and cash equivalents 8 (5) (2) 204 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 45 Partly-Owned Subsidiaries With Material Non-Controlling Interests (continued) 2017 CEA Jiangsu RMB million CEA Yunnan RMB million CEA Wuhan RMB million China Cargo RMB million Revenue 8,257 8,939 4,289 507 Total expenses 7,680 8,244 3,843 462 Profit for the year 577 695 446 45 Total comprehensive income for the year 580 695 461 45 Current assets 1,124 1,230 79 — Non-current assets 9,313 16,171 7,047 — Current liabilities 2,260 4,471 1,576 — Non-current liabilities 4,395 6,282 2,067 — Net cash flows from operating activities 1,491 1,230 846 — Net cash flows used in investing activities (588) (274) (156) — Net cash flows used in financing activities (894) (948) (682) — Effect of foreign exchange rate changes, net — — — — Net increase in cash and cash equivalents 9 8 8 — 205

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 46 Disposal of a Subsidiary On 29 December 2017, the Company entered into a share transfer agreement with China Eastern Airlines Development Co., Ltd., a wholly-owned subsidiary of CEA Holding, to transfer the 100% equity interest in Shanghai Airlines Hotel Investment Management Co., Ltd. (“Shanghai Airlines Hotel”), a wholly-owned subsidiary of the Company (“the Transfer”). As at 8 February 2018, the Transfer has been completed. 2018 RMB million Net assets disposed of: Inventory Trade receivables Cash and cash equivalents Trade payables Other payables and accruals 1 2 11 (2) (12) Net assets Gain on disposal of a subsidiary — — Satisfied by: Cash — An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows: 2018 RMB million Cash consideration Cash and bank balances disposed of — 11 Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary (11) 206 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 47 Notes to the Consolidated Statement of Cash Flows (a) Cash generated from operations 2018 RMB million 2017 RMB million Profit before income tax Adjustments for: Depreciation of property, plant and equipment and amortisation of other non-current assets Amortisation of intangible assets Depreciation of investment properties Amortisation of prepayments for land use rights Gain on disposal of property, plant and equipment Gain on disposal of lease prepayments Gain on disposal of an investment in a subsidiary Gain on disposal of an investment in an associate Gain on disposal of available-for-sale investments Dividend income from equity investments at fair value through other comprehensive income Dividend income from available-for-sale investments Dividend income from financial asset at fair value through profit or loss Share of results of associates Share of results of joint ventures Net foreign exchange (gain)/loss Loss on fair value change of financial asset at fair value through profit or loss (Gain)/loss on fair value changes of derivative financial instruments Impairment charges Impairment losses on financial assets, net Interest income Interest expense 3,856 8,610 15,084 13,769 160 143 26 12 43 45 (267) (13) (210) (5) — (1,754) (5) (12) — (4) (23) — — (33) (6) — (170) (202) (34) (49) 1,983 (2,378) 27 — (311) 311 318 494 27 (3) (110) (111) 3,727 3,184 Operating profit before working capital changes 24,115 22,004 Changes in working capital Flight equipment spare parts (66) (109) Trade and notes receivables 708 (500) Prepayments and other receivables (2,056) (753) Sales in advance of carriage — (569) Contract liabilities 1,051 — Restricted bank deposits and short-term bank deposits 35 (8) Trade and bills payables 856 1,725 Other payables and accruals 36 340 Staff housing allowances (36) 62 Other long-term liabilities (525) (728) Post-retirement benefit obligations 42 (217) Provision for return condition checks for aircraft under operating leases (113) (139) Cash generated from operations 24,047 21,108 207

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 47 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non-cash transactions 2018 RMB million 2017 RMB million Finance lease obligations incurred for acquisition of aircraft 7,945 6,865 (c) Changes in liabilities arising from financing activities Bank and other loans RMB million Obligations under finance leases RMB million At 1 January 2018 63,801 66,868 Changes from financing cash flow (9,076) (9,629) Foreign exchange movement 401 1,419 New finance leases — 18,769 At 31 December 2018 55,126 77,427 Bank and other loans RMB million Obligations under finance leases RMB million At 1 January 2017 56,732 61,041 Changes from financing cash flow 7,450 (10,587) Reclassification as part of the disposal group (262) (409) Foreign exchange movement (119) (2,362) New finance leases — 19,185 At 31 December 2017 63,801 66,868 48 Commitments (a) Capital commitments The Group had the following capital commitments: 2018 RMB million 2017 RMB million Contracted for: — Aircraft, engines and flight equipment (note) — Other property, plant and equipment — Investments 70,998 6,481 590 87,030 7,572 208 78,069 94,810 208 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 48 Commitments (continued) (a) Capital commitments (continued) Note: Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows: 2018 RMB million 2017 RMB million Within one year 29,187 28,322 In the second year 24,735 27,516 In the third year 11,809 19,273 In the fourth year 4,674 7,829 Over four years 593 4,090 70,998 87,030 The above capital commitments represent the future outflow of cash or other resources. (b) Operating lease commitments As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows: 2018 RMB million 2017 RMB million Aircraft, engines and flight equipment Within one year 4,675 3,048 In the second year 4,185 2,559 In the third to fifth years, inclusive 10,854 7,112 After the fifth year 12,342 7,528 32,056 20,247 Land and buildings Within one year 398 332 In the second year 175 164 In the third to fifth years, inclusive 59 156 After the fifth year 75 37 707 689 32,763 20,936 209

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 49 Related Party Transactions The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 31 December 2018 (2017: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 31 December 2018 (2017: 18.15% and 3.16% ). The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government- related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members. For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed. (a) Nature of related parties that do not control or controlled by the Group: Name of related party Relationship with the Group Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”) Associate of the Company Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”) Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”) Associate of the Company Associate of the Company Associate of the Company Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”) Associate of the Company CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”) Joint venture of the Company Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Joint venture of the Company Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”) Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) Joint venture of the Company Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”) Joint venture of the Company Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”) Joint venture of the Company CEA Development Co., Limited and its subsidiaries (“CEA Development”) Controlled by the same parent company China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”) CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”) Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”) Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) (Note) Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”) Controlled by the same parent company Controlled by the same parent company Controlled by the same parent company Controlled by the same parent company Controlled by the same parent company CES Finance Holding Co., Limited (“CES Finance”) Controlled by the same parent company and a substantial shareholder of the Company CES Global Holdings (Hong Kong) Limited (“CES Global”) Controlled by the same parent company and a substantial shareholder of the Company Hong Kong Securities Clearing Company Ltd. (“HKSCC”) A substantial shareholder of the Company TravelSky Technology Limited (“TravelSky”) A director and vice president of the Company is a director of Travelsky China Aviation Supplies Holding Company and its A director and vice president of the Company subsidiaries (“CASC”) is a director of CASC Air France-KLM Group (“AFK”) A director and vice president of the Company is a director of AFK Note: Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry Investment in February 2017 and ceased to be a subsidiary of the Company. 210 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 49 Related Party Transactions (continued)

### (b) Related party transactions

| Nature of transaction | Related party | Pricing policy and decision process | 2018 RMB million | 2017 RMB million |
|---|---|---|---|---|
| **Purchase of goods and services** | | | | |
| Payments on food and beverages* | Eastern Air Catering | (i) | 1,317 | 1,254 |
| | CEA Development | (i) | 78 | 72 |
| | Eastern Import & Export | (i) | 60 | 58 |
| Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines* | Eastern Import & Export | (i) | 165 | 145 |
| Repairs and maintenance expense for aircraft and engines | Shanghai P&W | (i) | 2,394 | 2,538 |
| | Technologies Aerospace | (i) | 344 | 276 |
| | Wheels & Brakes | (i) | 129 | 152 |
| | Shanghai Hute | (i) | 74 | 60 |
| Payments on cabin cleaning services | Eastern Advertising | (i) | 20 | 22 |
| Advertising expense* | Eastern Advertising | (i) | 19 | 23 |
| Payments on system services | China Kaiya | (i) | 21 | 44 |
| Equipment maintenance fee* | Collins Aviation | (i) | 60 | 62 |
| | CEA Development | (i) | 71 | 53 |
| Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products* | CEA Development | (i) | 13 | 68 |
| Property management and green maintenance expenses* | CEA Development | (i) | 102 | 75 |
| Payments on hotel accommodation service* | CEA Development | (i) | 127 | 104 |
| Payments on logistics services | Eastern Import & Export | (i) | 142 | 87 |
| Civil aviation information network services** | TravelSky | (i) | 646 | 551 |
| Flight equipment spare parts maintenance** | CASC | (i) | 189 | 98 |
| Flight training fee | CAE Melbourne | (i) | 75 | 138 |
| Payments on aviation transportation cooperation and support services** | AFK | (i) | 425 | 399 |
| Flight equipment spare parts maintenance and support services** | AFK | (i) | 2 | – |
| Land and building rental* | CEA Holding | (i) | 33 | 54 |

211

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 49 Related Party Transactions (continued)

### (b) Related party transactions (continued)

| Nature of transaction | Related party | Pricing policy and decision process | 2018 RMB million | 2017 RMB million |
|---|---|---|---|---|
| Bellyhold space management* | Eastern Logistics | (i) | 32 | 117 |
| Bellyhold space operation cost* | Eastern Logistics | (i) | 246 | – |
| Transfer of pilots | Eastern Logistics | (i) | 24 | 7 |
| Cargo terminal business support services* | Eastern Logistics | (i) | 348 | 281 |
| Bellyhold container management | Eastern Logistics | (i) | 11 | 9 |
| **Provision of services** | | | | |
| Contractual revenue from bellyhold space* | Eastern Logistics | (i) | 2,795 | – |
| Freight logistics support services* | Eastern Logistics | (i) | 126 | 100 |
| Software system and support services | Eastern Logistics | (i) | 42 | – |
| Transfer of freight depots and equipment | Eastern Logistics | (i) | 28 | – |
| Land and building rental* | Eastern Logistics | (i) | 22 | – |
| Media royalty fee | Eastern Advertising | (i) | 14 | 15 |
| Aviation transportation cooperation and support services** | AFK | (i) | 728 | 622 |
| **Lease Payments** | | | | |
| Payments on operating leases | CES Lease Company | (ii) | 195 | 25 |
| Payments on finance leases | CES Lease Company | (ii) | 3,789 | 1,997 |
| **Interest expense** | | | | |
| Interest expense on loans | CEA Holding | (iii) | 13 | 1 |
| | Eastern Air Finance | (iii) | — | 2 |
| **Interest income** | | | | |
| Interest income on deposits | Eastern Air Finance Company | (iii) | 26 | 29 |
| **Others** | | | | |
| Disposal of a subsidiary | Eastern Airlines Industry Investment | (iv) | — | 2,433 |

(i) The Group's pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.

212 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 49 Related Party Transactions (continued)

**(b) Related party transactions** (continued)

(ii) The Group's pricing policies on related party lease payments are mutually agreed between contract parties.

(iii) The Group's pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

(iv) The Group's pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

** These related party transactions constitute continuing connected transactions pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the years ended 31 December 2018 and 2017, the Group's significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

**(c) Balances with related parties**

**(i) Amounts due from related parties**

| | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|
| **Trade and notes receivables** | | |
| Eastern Logistics | — | 194 |
| Eastern Air Catering | 1 | 1 |
| | 1 | 195 |

| | 2018<br>RMB million | 2017<br>RMB million |
|---|---|---|
| **Prepayments and other receivables** | | |
| Eastern Import & Export | 133 | 379 |
| Technologies Aerospace | 31 | 10 |
| Eastern Air Catering | 16 | 135 |
| Eastern Advertising | 28 | 29 |
| CEA Development | 7 | 2 |
| CEA Holding | 25 | 9 |
| CASC | 12 | — |
| CES Global | 3 | — |
| TravelSky | — | 5 |
| Others | 23 | — |
| | 278 | 569 |

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

213

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 49 Related Party Transactions (continued)

### (c) Balances with related parties (continued)

#### (ii) Amounts due to related parties

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| **Trade and bills payables** | | |
| Eastern Import & Export | 229 | 51 |
| Eastern Logistics | 167 | – |
| Eastern Air Catering | 272 | 31 |
| Technologies Aerospace | 141 | 105 |
| CEA development | 15 | 25 |
| Collins Aviation | 1 | 1 |
| CEA Holding | 13 | 4 |
| CASC | 18 | 9 |
| Shanghai Hute | 15 | 14 |
| TravelSky | 333 | – |
| Wheels & Brakes | 14 | – |
| Others | 1 | 1 |
| | 1,219 | 241 |

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| **Other payables and accruals** | | |
| Eastern Import & Export | 129 | 2 |
| Shanghai P&W | 315 | 578 |
| Eastern Air Catering | 1 | 10 |
| CEA Holding | 104 | 302 |
| Eastern Advertising | 3 | 2 |
| China Kaiya | 2 | – |
| Shanghai Hute | – | 11 |
| Technologies Aerospace | – | 1 |
| Wheels & Brakes | – | 16 |
| CEA Development | 49 | 50 |
| TravelSky | – | 551 |
| CAE Melbourne | 311 | 316 |
| Eastern Investment | 10 | 269 |
| CES Lease Company | 164 | – |
| CASC | 2 | – |
| Others | 3 | 3 |
| | 1,093 | 2,111 |

214 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 (c) Balances with related parties (continued) (ii) Amounts due to related parties (continued) 2018 RMB million 2017 RMB million Contract liabilities Eastern Logistics 6 — 2018 RMB million 2017 RMB million Obligations under finance leases CES Lease Company 30,190 11,934 Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors. (iii) Short-term deposits, loan and borrowings with related parties Average interest rate 2018 2017 2018 RMB million 2017 RMB million Short-term deposits (included in cash and cash equivalents) Eastern Air Finance Company 0.35% 0.35% 282 4,053 Long-term borrowings (included in borrowings) CEA Holding 3.89% 3.48% 528 28 Loan to joint venture CAE Melbourne 3.74% — 20 — (d) Guarantees by the holding company As at 31 December 2018, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2017: RMB7.8 billion). 215

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 (e) Key management compensation The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits was analysed as follows: 2018 RMB million 2017 RMB million Directors and supervisors Senior management 2 8 3 6 10 9 50 Financial Instruments by Category The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: Financial assets at fair value through profit or loss RMB million Financial assets at fair value through comprehensive RMB million Financial assets at amortised cost RMB million Derivatives designated as hedging instruments RMB million Total RMB million 2018 Financial assets Equity investments designated at fair value through other comprehensive income — 1,247 — — 1,247 Derivative financial instruments — — — 223 223 Financial assets included in other non-current assets — — 190 — 190 Trade and notes receivables — — 1,436 — 1,436 Financial asset at fair value through profit or loss 96 — — 96 Financial assets included in prepayments and other receivables — — 2,825 — 2,825 Restricted bank deposits and short-term bank deposits — — 16 — 16 Cash and cash equivalents — — 646 — 646 Total 96 1,247 5,113 223 6,679 216 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 50 Financial Instruments by Category (continued) The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued) Financial liabilities at amortised cost RMB million Derivatives designated as hedging instruments RMB million Total RMB million Financial liabilities Trade and bills payables 12,166 — 12,166 Financial liabilities included in other payables and accruals 7,581 — 7,581 Obligations under finance leases 77,427 — 77,427 Borrowings 55,126 — 55,126 Derivative financial instruments — 29 29 Total 152,300 29 152,329 Derivatives Available- designated Loans and for-sale as hedging receivables investments instruments Total RMB million RMB million RMB million RMB million 2017 Financial assets Available-for-sale investments — 800 — 800 Derivative financial instruments — — 151 151 Trade and notes receivables 2,124 — — 2,124 Financial assets included in prepayments and other receivables 2,526 — — 2,526 Restricted bank deposits and short-term bank deposits 51 — — 51 Cash and cash equivalents 4,605 — — 4,605 Financial assets included in other non-current assets 293 — — 293 Total 9,599 800 151 10,550 217

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 50 Financial Instruments by Category (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

| | Loans and borrowings RMB million | Derivatives designated as hedging instruments RMB million | Total RMB million |
|---|---|---|---|
| **Financial liabilities** | | | |
| Borrowings | 63,801 | – | 63,801 |
| Obligations under finance leases | 66,868 | – | 66,868 |
| Derivative financial instruments | – | 325 | 325 |
| Trade and bills payables | 3,184 | – | 3,184 |
| Other payables and accruals | 12,964 | – | 12,964 |
| Total | 146,817 | 325 | 147,142 |

## 51 Fair Value and Fair Value Hierarchy of Financial Instruments

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

| | 31 December 2018 | | 31 December 2017 | |
|---|---|---|---|---|
| | Carrying amounts RMB million | Fair values RMB million | Carrying amounts RMB million | Fair values RMB million |
| **Financial assets** | | | | |
| Equity investments designated at fair value through other comprehensive income | 1,247 | 1,247 | – | – |
| Financial asset at fair value through profit and loss | 96 | 96 | – | – |
| Available-for-sale investments | — | — | 693 | 693 |
| Derivative financial assets | 223 | 223 | 151 | 151 |
| Deposits relating to aircraft held under operating leases included in other non-current assets | 177 | 154 | 217 | 193 |
| Total | 1,743 | 1,720 | 1,061 | 1,037 |
| **Financial liabilities** | | | | |
| Derivative financial liabilities | 29 | 29 | 325 | 325 |
| Long-term borrowings | 25,867 | 25,875 | 24,711 | 23,812 |
| Obligations under finance leases | 68,063 | 64,521 | 57,627 | 57,352 |
| Total | 93,959 | 90,424 | 82,663 | 81,489 |

218 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments. The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2018, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value. The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income, which were previously classified as available-for-sale equity investments, have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. 219

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2018 and 2017: Unlisted equity investments Valuation multiples Discount for lack of marketability 2018: 19% to 41% (2017: 29% to 41%) 1% (2017: 1%) increase/decrease in multiple would result in increase/ decrease in fair value by RMB11 million (2017: RMB15 million) The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments. Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments: Assets and liabilities measured at fair value: As at 31 December 2018 Fair value measurement using Total RMB million Quoted prices in active markets (Level 1) RMB million Significant observable inputs (Level 2) RMB million Significant unobservable inputs (Level 3) RMB million Assets Equity investments designated at fair value through other comprehensive income Derivative financial assets — Interest rate swaps Financial asset at fair value through profit or loss 510 — 96 — 223 — 737 — — 1,247 223 96 Total 606 223 737 1,566 Liabilities Derivative financial Liabilities — Forward currency contracts — 29 — 29 Total — 29 — 29 220 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) As at 31 December 2017 Fair value measurement using Quoted prices in active markets Significant observable inputs Significant unobservable inputs (Level 1) RMB million (Level 2) RMB million (Level 3) RMB million Total RMB million Assets Derivative financial assets — Interest rate swaps — 151 — 151 Available-for-sale investments 693 — — 693 Total 693 151 — 844 Liabilities Derivative financial liabilities — Interest rate swaps — 14 — 14 — Forward currency contracts — 311 — 311 Total — 325 — 325 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2017: Nil). Assets and liabilities for which fair values are disclosed: As at 31 December 2018 Fair value measurement using Total RMB million Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) RMB million RMB million RMB million Assets Deposits relating to aircraft held under operating leases included in other non-current assets — 154 — 154 Liabilities Long-term borrowings Obligations under finance leases 2,861 23,014 — 25,875 — 64,521 — 64,521 2,861 87,535 — 90,396 221

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Fair value hierarchy (continued) Assets and liabilities for which fair values are disclosed: (continued) As at 31 December 2017 Fair value measurement using Quoted prices in active markets Significant observable inputs Significant unobservable inputs (Level 1) RMB million (Level 2) RMB million (Level 3) RMB million Total RMB million Assets Deposits relating to aircraft held under operating leases included in other non-current assets — 193 — 193 Liabilities Long-term bank borrowings 2,678 21,134 — 23,812 Obligations under finance leases — 57,352 — 57,352 2,678 78,486 — 81,164 52 Financial Risk Management Objectives and Policies The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary. Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board. Foreign currency risk The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. 222 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 52 Financial Risk Management Objectives and Policies (continued)

**Foreign currency risk** (continued)

The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

In addition, fluctuations in foreign currency exchange rates will affect the Group's future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain forward currency contracts to manage part of these foreign currency risks. As at 31 December 2018, the forward currency contracts at notional value were RMB4,495 million. Details of the forward currency contracts are disclosed in note 25 to the financial statements.

The following tables detail the Group's exposure to major currency risk at the reporting dates:

| | 2018 | | | |
|---|---|---|---|---|
| | USD<br>RMB million | EUR<br>RMB million | SGD<br>RMB million | KRW<br>RMB million |
| Trade receivables | 75 | 55 | 5 | 25 |
| Cash and cash equivalents | 124 | 47 | 10 | — |
| Other receivables | — | 2 | 1 | 131 |
| Other non-current assets | 190 | — | — | — |
| Trade and other payables | (144) | (2) | (5) | — |
| Obligations under finance leases | (25,376) | — | (514) | — |
| Borrowings | (3,139) | (3,566) | (2,503) | (1,066) |

| | 2017 | | | |
|---|---|---|---|---|
| | USD<br>RMB million | EUR<br>RMB million | SGD<br>RMB million | KRW<br>RMB million |
| Trade receivables | 31 | 3 | 16 | 16 |
| Cash and cash equivalents | 961 | 74 | 28 | – |
| Other receivables | 1,065 | – | 1 | 131 |
| Other non-current assets | 206 | – | – | – |
| Trade and other payables | (111) | – | (6) | – |
| Obligations under finance leases | (29,254) | – | (627) | – |
| Borrowings | (7,555) | (4,921) | (2,435) | (1,058) |

223

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 52 Financial Risk Management Objectives and Policies (continued)

**Foreign currency risk** (continued)

The following tables indicate the approximate change in the Group's consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

| | 2018 | | 2017 | |
|---|---|---|---|---|
| | Effect on profit or loss RMB million | Effect on other comprehensive income RMB million | Effect on profit or loss RMB million | Effect on other comprehensive income RMB million |
| If RMB (weakens)/strengthens against USD | (178)/178 | 34/(34) | (260)/260 | 41/(41) |
| If RMB (weakens)/strengthens against EUR | (26)/26 | — | (36)/36 | – |
| If RMB (weakens)/strengthens against SGD | (23)/23 | — | (23)/23 | – |
| If RMB (weakens)/strengthens against KRW | (7)/7 | — | (7)/7 | – |

**Interest rate risk**

The Group's interest rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in notes 25 and 39 to the financial statements.

The following tables detail the interest rate profiles of the Group's interest-bearing financial instruments at the reporting dates:

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| **Floating rate instruments** | | |
| Cash and cash equivalents | 646 | 4,605 |
| Restricted bank deposits and short-term bank deposits | 16 | 51 |
| Borrowings | (9,705) | (13,272) |
| Obligations under finance leases | (50,761) | (45,314) |
| Interest rate swaps at notional amount | 7,566 | 9,280 |

| | 2018 RMB million | 2017 RMB million |
|---|---|---|
| **Fixed rate instruments** | | |
| Borrowings | (45,477) | (50,529) |
| Obligations under finance leases | (26,666) | (21,554) |

224 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Interest rate risk (continued) The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant: 2018 2017 Effect on other Effect on comprehensive profit or loss income RMB million RMB million Effect on other Effect on comprehensive profit or loss income RMB million RMB million Floating rate instruments (112) 14 (142) 17 Fuel price risk The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 33% of the Group’s operating expenses (2017:25%). For the year ended 31 December 2018, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,684 million higher/lower (2017: RMB1,257million higher/lower). As at 31 December 2018 and 2017, the Group had no crude oil option contracts. Credit risk The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents. A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB637 million as at 31 December 2018 (2017: approximately RMB717 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations. The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and financial institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (note 49(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution. Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions. 225

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Liquidity risk The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans. The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Less than 1 year RMB million 1 and 2 years RMB million 2 and 5 years RMB million Over 5 years RMB million Total RMB million At 31 December 2018 Borrowings 30,813 8,074 15,500 4,431 58,818 Derivative financial instruments 29 — — — 29 Obligations under finance leases 11,974 12,014 30,018 36,974 90,980 Trade, bills and other payables 19,747 — — — 19,747 Total 62,563 20,088 45,518 41,405 169,574 Less than 1 year RMB million 1 and 2 years RMB million 2 and 5 years RMB million Over 5 years RMB million Total RMB million At 31 December 2017 Borrowings 41,060 7,325 10,161 10,014 68,560 Derivative financial instruments 324 — 1 — 325 Obligations under finance leases 11,651 10,408 27,895 30,196 80,150 Trade, bills and other payables 16,148 — — — 16,148 Total 69,183 17,733 38,057 40,210 165,183 Equity price risk The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (note 30) and equity investments designated at fair value through other comprehensive income/ available-for-sale investments (note 24) as at 31 December 2018. The Group’s listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period. 226 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 52 Financial Risk Management Objectives and Policies (continued)

**Equity price risk** (continued)

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

| | 31 December 2018 | High/Low 2018 | 31 December 2017 | High/Low 2017 |
|---|---|---|---|---|
| Hong Kong — Hang Seng Index | 25,846 | 33,154/24,586 | 29,919 | 30,003/22,134 |
| Shanghai — A Share Index | 2,611 | 3,728/2,600 | 3,463 | 3,611/3,197 |

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at 31 December 2018.

| | Carrying amount of equity investment RMB million | Increase/(decrease) in profit or loss RMB million | Increase/(decrease) in comprehensive income RMB million |
|---|---|---|---|
| **2018** | | | |
| Investments listed in: | | | |
| Hong Kong — Equity investment designated at fair value through other comprehensive income | 510 | — | 38/(38) |
| Shanghai — Financial asset at fair value through profit or loss | 96 | 7/(7) | — |
| Unlisted investments at fair value: | | | |
| — Equity investment designated at fair value through other comprehensive income | 737 | — | 55/(55) |
| 2017 | | | |
| Investments listed in: | | | |
| Hong Kong — Available-for-sale | 569 | – | 43/(43) |
| Shanghai — Available-for-sale | 123 | – | 9/(9) |

227

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Capital management The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2018 and 31 December 2017. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at 31 December 2018 and 2017 were as follows: 2018 RMB million 2017 RMB million Total liabilities 177,416 170,949 Total assets 239,017 229,727 Debt ratio 0.74 0.74 53 Events after the Reporting Period On 19 March 2019, the Company and Greenland Holdings Corporation Limited (“Greenland Holdings”) entered into a capital injection and share expansion agreement. According to the agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”), a wholly-owned subsidiary of the Company, and subscribe its newly issued shares with monetary capital in an aggregate amount of RMB251 million. The amount of capital injection was determined based on the result of public tendering at China Beijing Equity Exchange. Upon the completion of the capital injection and share expansion, the Company’s equity interest in Shanghai Airlines Tours will be diluted to 35%, and Greenland Holdings will hold 65% of the equity interest in Shanghai Airlines Tours. 228 China Eastern Airlines Corporation Limited | 2018 Annual Report

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 54 Statement of Financial Position of the Company Information about the statement of financial position of the Company at the end of the reporting period is as follows: 2018 RMB million 2017 RMB million Non-current assets Intangible assets 11,584 11,580 Property, plant and equipment 117,392 109,399 Investment properties 181 27 Prepayments for land use rights 825 1,048 Advanced payments on acquisition of aircraft 21,942 24,751 Investments in subsidiaries 12,553 12,553 Investments in associates 1,023 1,023 Investments in joint ventures 356 339 Available-for-sale investments — 713 Equity investments designated at fair value through other comprehensive income 1,149 — Other non-current assets 2,940 2,256 Deferred tax assets — 45 Derivative financial instruments 222 151 170,167 163,885 Current assets Flight equipment spare parts 29 38 Trade and notes receivables 1,177 2,813 Prepayments and other receivables 16,884 19,495 Derivative financial instruments 1 — Restricted bank deposits and short-term bank deposits 6 32 Financial asset at fair value through profit or loss 96 — Cash and cash equivalents 393 3,882 18,586 26,260 Current liabilities Sales in advance of carriage — 6,869 Trade and bills payables 5,889 5,605 Contract liabilities 8,123 — Other payables and accruals 16,309 21,894 Current portion of obligations under finance leases 6,025 6,836 Current portion of borrowings 37,219 38,040 Income tax payable — 155 Current portion of provision for return condition checks for aircraft under operating leases 126 865 Derivative financial instruments 29 324 73,720 80,588 Net current liabilities (55,136) (54,328) Total assets less current liabilities 115,033 109,557 229

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 54 Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued) 2018 RMB million 2017 RMB million Non-current liabilities Obligations under finance leases 43,802 38,233 Borrowings 20,011 21,691 Provision for return condition checks for aircraft under operating leases 777 496 Contract liabilities 1,080 — Other long-term liabilities 2,069 2,097 Post-retirement benefit obligations 2,000 1,979 Deferred tax liabilities 63 — Derivative financial instruments — 1 69,802 64,497 Net assets 45,231 45,060 Equity Capital and reserves — Share capital 14,467 14,467 — Reserves (note) 30,764 30,593 Total equity 45,231 45,060 230

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2018

## 54 Statement of Financial Position of the Company (continued)

Note:

A summary of the Company's reserves is as follows:

| | Share premium RMB million | Capital reserve RMB million | Hedging reserve RMB million | Statutory reserve RMB million | Other reserves RMB million | Retained profits RMB million | Total RMB million |
|---|---|---|---|---|---|---|---|
| At 1 January 2017 | 30,066 | (720) | 56 | 328 | (2,358) | 1,703 | 29,075 |
| Unrealised gains on cash flow hedges (note 25) | – | – | 35 | – | – | – | 35 |
| Fair value movements in available-for-sale investments | – | – | – | – | 104 | – | 104 |
| Actuarial gains on post-retirement benefit obligations | – | – | – | – | 82 | – | 82 |
| Transfer from retained profits | – | – | – | 212 | – | (212) | – |
| Profit for the year | – | – | – | – | – | 2,006 | 2,006 |
| Final 2016 dividend | – | – | – | – | – | (709) | (709) |
| At 31 December 2017 | 30,066 | (720) | 91 | 540 | (2,172) | 2,788 | 30,593 |
| Effect of adoption of IFRS 9 | – | – | – | – | 664 | (22) | 642 |
| Effect of adoption of IFRS 15 | – | – | – | – | – | 362 | 362 |
| At 1 January 2018 | 30,066 | (720) | 91 | 540 | (1,508) | 3,128 | 31,597 |
| Unrealised gains on cash flow hedges (note 25) | – | – | 43 | – | – | – | 43 |
| Fair value movements in equity instruments designated at fair value through other comprehensive income | – | – | – | – | (249) | – | (249) |
| Actuarial gains on post-retirement benefit obligations | – | – | – | – | (75) | – | (75) |
| Transfer from retained profits | – | – | – | – | 30 | (30) | – |
| Profit for the year | – | – | – | – | – | 186 | 186 |
| Final 2017 dividend | – | – | – | – | – | (738) | (738) |
| At 31 December 2018 | 30,066 | (720) | 134 | 540 | (1,802) | 2,546 | 30,764 |

231

Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2018 Supplementary Financial Information The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards. Significant Differences Between IFRSs and PRC Accounting Standards The Group’s accounting policies adopted in the financial statements prepared by management in accordance with IFRSs, differ in certain aspects from those adopted in the financial statements prepared by management in accordance with the PRC Accounting Standards. The aforesaid differences which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows: 2018 RMB million 2017 RMB million Consolidated profit attributable to equity holders of the Company As stated in accordance with PRC Accounting Standards Impact of IFRSs and other adjustments: — Difference in depreciation charges for aircraft and engines due to different depreciation lives (b) 2,709 (11) 6,352 (10) As stated in accordance with IFRSs 2,698 6,342 2018 RMB million 2017 RMB million Consolidated net assets attributable to equity holders of the Company As stated in accordance with the PRC Accounting Standards Impact of IFRSs and other adjustments: — Intangible assets (goodwill) (a) — Difference in depreciation charges for aircraft and engines due to different depreciation lives (b) — Non-controlling interests (c) — Others 55,765 53,106 2,242 2,242 10 21 (6) (6) (3) (3) As stated in accordance with IFRSs 58,008 55,360 (a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRSs and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition. (b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their cost on a straight-line basis over their expected useful lives of 10 to 15 years to their residual value of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their cost on a straight-line basis over their expected useful lives of 15 to 20 years to their residual value of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRSs and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of. (c) This difference results from the influence of the above items on non-controlling interests. 232 China Eastern Airlines Corporation Limited | 2018 Annual Report

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